
10013548

1st Acceptance Corporation


Received SEC
OCT 18 2010
Washington, DC 20549

Notice of 2010 Annual Meeting of Stockholders, Proxy Statement and Annual Report

Board of Directors

Gerald J. Ford
Chairman of the Board
Private Investor

Stephen J. Harrison
Chief Executive Officer
First Acceptance Corporation

Rhodes R. Bobbitt
Former Managing Director, Regional Office
Manager of the Private Client Service Group
Credit Suisse First Boston / Donaldson,
Lufkin & Jenrette

Harvey B. Cash
General Partner
InterWest Partners

Donald J. Edwards
Managing Principal
Flexpoint Ford, LLC

Thomas M. Harrison, Jr.
Former Executive Vice President and Secretary
First Acceptance Corporation

Tom C. Nichols
Chairman and Chief Executive Officer
Carlile Holdings, Inc. and
Carlile Bancshares, Inc.

Ambassador Lyndon L. Olson, Jr.
Former President and Chief Executive Officer
Travelers Insurance Group Holdings, Inc. and
Associated Madison Companies, Inc.
Former United States Ambassador to Sweden

William A. Shipp, Jr.
Principal
W. A. Shipp, Jr. & Co.

Board Committees

Audit Committee

William A. Shipp, Jr., Chairman
Rhodes R. Bobbitt
Tom C. Nichols

Compensation Committee

Harvey B. Cash, Chairman
Tom C. Nichols
Lyndon L. Olson, Jr.

Investment Committee

Donald J. Edwards, Chairman
Rhodes R. Bobbitt
William A. Shipp, Jr.

Nominating and Corporate Governance Committee

Rhodes R. Bobbitt, Chairman
Harvey B. Cash
William A. Shipp, Jr.

Corporate Officers

Stephen J. Harrison
Chief Executive Officer

Edward L. Pierce
President

Kevin P. Cohn
Senior Vice President and Chief Financial Officer

Daniel L. Walker
Senior Vice President – Operations

Keith E. Bornemann
Vice President and Corporate Controller

FIRST ACCEPTANCE CORPORATION
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD NOVEMBER 16, 2010

To our Stockholders:

The 2010 annual meeting of stockholders of First Acceptance Corporation will be held Tuesday, November 16, 2010, at 10:00 a.m., central time, at our corporate headquarters, which are located at 3813 Green Hills Village Drive, Nashville, Tennessee 37215. Directions to the annual meeting can be obtained by contacting Investor Relations by email through an information request at *http://phx.corporate-ir.net/phoenix.zhtml?c=120257&p=irol-infoReq* or by phone at 1-800-321-0899. At the meeting, stockholders will vote on the following matters:

1. Election of the nine directors set forth in this proxy statement to serve until the next annual meeting of stockholders or until their respective successors are duly elected and qualified;

2. Approval of an increase in the number of shares authorized for issuance pursuant to the First Acceptance Corporation Employee Stock Purchase Plan;

3. Ratification of the appointment of Ernst & Young LLP as our independent auditors for the fiscal year ending June 30, 2011; and

4. Any other matters that may properly come before the meeting.

Stockholders of record at the close of business on October 4, 2010 are entitled to notice of and to vote at the meeting.

Your vote is important. Please COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD in the enclosed stamped envelope in order that as many shares as possible will be represented.

By Order of the Board of Directors,

Kevin P. Cohn

Secretary

Nashville, Tennessee
October 15, 2010

*** * * IMPORTANT NOTICE * * ***

Regarding Internet Availability of Proxy Materials
for the 2010 Annual Meeting of Stockholders to be held on November 16, 2010

In accordance with rules issued by the Securities and Exchange Commission,
you may access our 2010 Annual Report, our Proxy Statement and our form of Proxy at
http://phx.corporate-ir.net/phoenix.zhtml?c=120257&p=proxy

In addition, we will provide a copy of any of the above materials to any stockholder at no charge
upon request by contacting Investor Relations by email through an information request at
http://phx.corporate-ir.net/phoenix.zhtml?c=120257&p=irol-infoReq
or by phone at 1-800-321-0899.

TABLE OF CONTENTS

FIRST ACCEPTANCE CORPORATION
3813 GREEN HILLS VILLAGE DRIVE
NASHVILLE, TENNESSEE 37215

PROXY STATEMENT

The Board of Directors of First Acceptance Corporation (referred to herein as the "Board" or the "Board of Directors") is soliciting proxies to be used at the 2010 annual meeting of stockholders. This proxy statement and the enclosed proxy card will be first mailed to stockholders on or about October 15, 2010.

ABOUT THE MEETING

What Is the Purpose of the Annual Meeting?

At our annual meeting, stockholders will vote on the matters outlined in the accompanying notice of meeting. In addition, our management will report on our performance during fiscal 2010 and respond to questions from stockholders.

Who Is Entitled to Vote?

Only stockholders of record at the close of business on the record date, October 4, 2010, are entitled to receive notice of the annual meeting and vote the shares of common stock that they held on that date at the meeting, or any postponement or adjournment of the meeting. Each outstanding share of our common stock entitles its holder to cast one vote on each matter to be voted upon.

What Constitutes a Quorum?

For purposes of voting on all matters, the presence at the meeting, in person or by proxy, of the holders of a majority of the shares of common stock outstanding on the record date will constitute a quorum. As of the record date, 48,509,258 shares of our common stock were outstanding. Proxies received but marked as abstentions will be included in the calculation of the number of shares considered to be present at the meeting.

How Do I Vote?

If you complete and properly sign the accompanying proxy card and return the card to us, the card will be voted as you direct. If you are a registered stockholder and attend the meeting, you may deliver your completed proxy card in person. "Street name" stockholders who wish to vote at the meeting will need to obtain a proxy card from the institution that holds their shares.

Can I Change My Vote After I Return My Proxy Card?

Yes. You can revoke your proxy at any time before it is exercised in any of three ways:

- by submitting written notice of revocation to the Assistant Secretary;
- by submitting another proxy that is later dated and properly signed; or
- by voting in person at the meeting.

What Are the Board's Recommendations?

Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board's recommendations are set forth below, and a description of each item is included in this proxy statement. In summary, the Board recommends a vote:

- for election of each of the nominated directors;
- for approval of an increase in the number of shares authorized for issuance pursuant to the First Acceptance Corporation Employee Stock Purchase Plan;
- for ratification of the appointment of Ernst & Young LLP as our independent auditors for the fiscal year ending June 30, 2011;

With respect to any other matter that properly comes before the meeting, the proxy holders will vote as recommended by the Board of Directors or, if no recommendation is given, in their own discretion.

What Vote Is Required to Approve Each Proposal?

Each of the director nominees must receive affirmative votes from a plurality of the votes cast to be elected. This means that the nine nominees receiving the greatest number of votes will be elected as directors. The approval of the amendment to the First Acceptance Corporation Employee Stock Purchase Plan and the ratification of the appointment of Ernst & Young LLP as our independent auditors, as well as any other matter that properly comes before the meeting, in order to be approved, must receive affirmative votes from a majority of the shares represented in person or by proxy and entitled to vote on the matter. If you abstain from voting on the election of directors, your abstention will have no effect on the outcome, provided that a quorum has been established. If you abstain from voting on the amendment to the First Acceptance Corporation Employee Stock Purchase Plan or the ratification of the appointment of Ernst & Young LLP as our independent auditors, your abstention will have the same effect as a vote against the proposal.

Will My Shares Be Voted if I Do Not Sign and Return My Proxy Card?

If you are a registered stockholder and do not sign and return your proxy card, your shares will not be voted at the annual meeting. If your shares are held in "street name" and you do not issue instructions to your broker, your broker may vote your shares at its discretion.

What Is a "Broker Nonvote?"

Under current New York Stock Exchange rules, brokers and nominees may exercise their voting discretion without receiving instructions from the beneficial owner of the shares on proposals that are deemed to be routine matters. If a proposal is not a routine matter, the broker or nominee may not vote the shares with respect to the proposal without receiving instructions from the beneficial owner of the shares. If a broker turns in a proxy card expressly stating that the broker is not voting on a non-routine matter, such action is referred to as a "broker nonvote." Under current New York Stock Exchange rules, the proposal relating to the ratification of the appointment of Ernst & Young LLP as our independent auditors is deemed to be a routine matter with respect to which brokers and nominees may exercise their voting discretion without receiving instructions from the beneficial owner of the shares. The proposals relating to the election of directors and the amendment to the First Acceptance Corporation Employee Stock Purchase Plan are deemed to be non-routine matters, and brokers and nominees may not exercise their discretion to vote on those proposals without receiving instructions from the beneficial owner of the shares.

STOCK OWNERSHIP

The following table shows the amount of our common stock beneficially owned (unless otherwise indicated) by our current directors, our named executive officers listed in this proxy statement and our current directors and executive officers as a group. Except as indicated in the table, none of our stockholders beneficially owns more than 5% of our common stock. Except as otherwise indicated, all information is as of October 4, 2010.

Name	Outstanding Shares (1)		Acquirable Within 60 Days (2)	Percent of Class (3)
Gerald J. Ford	16,073,465	(4)	--	33.1%
Thomas M. Harrison, Jr.	6,999,999	(5)	--	14.4%
Donald J. Edwards	536,666	(6)	3,725,678	8.2%
Rhodes R. Bobbitt	172,661		--	*
Tom C. Nichols	50,500		--	*
Lyndon L. Olson, Jr.	5,000		--	*
William A. Shipp, Jr.	16,501		--	*
Harvey B. Cash	5,000		--	*
Stephen J. Harrison	7,070,866	(7)	--	14.6%
Edward L. Pierce	530,837	(8)	50,000	1.2%
Kevin P. Cohn	27,847	(9)	112,500	*
Daniel L. Walker	34,667	(10)	40,000	*
Keith E. Bornemann	17,006	(10)	14,000	*
All current directors and executive officers As a group (13 persons)	31,541,015		3,942,178	67.6%

* Represents less than 1% of our outstanding common stock.

(1) The number of shares shown includes shares that are individually or jointly owned, as well as shares over which the individual has either sole or shared investment or voting authority.

(2) Reflects the number of shares that could be purchased by exercise of options exercisable on October 4, 2010 or within 60 days thereafter under our stock incentive plan.

(3) Pursuant to the rules of the Securities and Exchange Commission (the "SEC"), shares of common stock that an individual owner has a right to acquire within 60 days pursuant to the exercise of stock options are deemed to be outstanding for the purpose of computing the ownership of that owner, but are not deemed outstanding for the purpose of computing the ownership of any other individual owner. Likewise, the shares subject to options held by our directors and executive officers that are exercisable within 60 days are all deemed outstanding for the purpose of computing the percentage ownership of all executive officers and directors as a group.

(4) Includes 12,319,654 shares owned through Hunter's Glen/Ford Ltd. ("Hunter's Glen"); 1,793,446 shares owned through Turtle Creek Revocable Trust ("Turtle Creek Trust"); and 1,960,365 shares owned by Jeremy B. Ford, Mr. Ford's son. Because Mr. Ford is one of two general partners of Hunter's Glen and the sole stockholder of Ford Diamond Corporation, a Texas corporation and the other general partner of Hunter's Glen, Mr. Ford is considered the beneficial owner of the shares that Hunter's Glen owns. Since Mr. Ford is trustee of Turtle Creek Trust, Mr. Ford is considered the beneficial owner of the shares that Turtle Creek Trust owns. Address: 200 Crescent Court, Suite 1365, Dallas, Texas 75201.

(5) Includes 5,238,063 shares held by the Thomas M. Harrison, Jr. Family 2010 Grantor Retained Annuity Trust and 1,761,936 shares held by the Thomas M. Harrison, Jr. Family 2009 Grantor Retained Annuity Trust. Address: c/o Bass, Berry & Sims PLC, 150 Third Avenue South, Suite 2800, Nashville, Tennessee 37201.

(6) Address: Flexpoint Ford, LLC, 676 N. Michigan Avenue, Suite 3300, Chicago, Illinois 60611.

(7) Includes 50,980 shares of unvested restricted stock 4,775,417 shares held by the Stephen J. Harrison 2010 Grantor Retained Annuity Trust and 2,228,966 shares held by the Stephen J. Harrison 2009 Grantor Retained Annuity Trust. Address: c/o Bass, Berry & Sims PLC, 150 Third Avenue South, Suite 2800, Nashville, Tennessee 37201.

(8) Includes 145,837 shares of unvested restricted stock.

(9) Represents shares of unvested restricted stock.

(10) Includes 27,734 and 14,233 shares of unvested restricted stock held by Messrs. Walker and Bornemann, respectively.

Section 16(a) Beneficial Ownership Reporting Compliance

The federal securities laws require our directors and executive officers and persons who own more than 10% of our common stock to timely file with us and the SEC initial reports of ownership and reports of changes in ownership. Based solely upon a review of filings with the SEC and written representations that no other reports were required, we believe that all of our directors and officers complied during fiscal 2010 with their reporting requirements.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

We have adopted Corporate Governance Guidelines that outline the composition, operations and responsibilities of the Board of Directors. The Nominating and Corporate Governance Committee has authority to review considerations relating to Board size and membership criteria and, with input from the Chairman and the other directors, is responsible for reviewing the skills and characteristics required of directors by legal, regulatory and business requirements applicable to our business. We do not have a formal policy with respect to the consideration of diversity in identifying nominees to serve as a director, but the Nominating and Corporate Governance Committee seeks to nominate persons with a diversity of experience and perspective who will contribute knowledge, experience and skills to the Board of Directors in areas that are important to the Company.

Our Bylaws provide maximum flexibility to the Board of Directors in choosing a Chairman of the Board and a Chief Executive Officer. The Bylaws provide that such offices may be held by different people or the same person, as determined by the Board. This flexibility allows the Board to determine whether it is in the best interest of the Company and our stockholders to combine the roles of Chief Executive Officer and Chairman of the Board in the same person. We currently have a non-employee director serving as our Chairman of the Board and the Board of Directors believes that the separation of the roles of Chairman of the Board and Chief Executive Officer enhances the Board's oversight of the Company and our management, results in a greater role for the Board of Directors in setting the Board's agenda and establishing Board priorities and procedures, and improves the ability of the Board to carry out its roles and responsibilities on behalf of our stockholders.

The Corporate Governance Guidelines require that at least a majority of the members of the Board must be independent, as defined by applicable law and the standards of the New York Stock Exchange. The Board has determined that each of Messrs. Bobbitt, Cash, Nichols, Olson and Shipp are "independent" within the meaning of the rules of the New York Stock Exchange as currently in effect. The Corporate Governance Guidelines also require that all of the members of the Audit, Compensation, and Nominating and Corporate Governance Committees of the Board must be independent. A copy of our Corporate Governance Guidelines may be found on the corporate governance page of our website at www.firstacceptancecorp.com, and we will send a written copy of our Corporate Governance Guidelines to any stockholder who requests a copy by delivering written notice to Investor Relations, First Acceptance Corporation, 3813 Green Hills Village Drive, Nashville, Tennessee 37215.

The non-management members of the Board of Directors meet regularly in executive sessions. The Chairman of the Board of Directors presides over executive sessions of the non-management directors. Stockholders and all other interested parties may send communications to the Chairman of the Board of Directors or to any of the non-management directors at 3813 Green Hills Village Drive, Nashville, Tennessee 37215.

The Board's Role in Risk Oversight

The Board, as a whole and also through its standing committees, has an active role in overseeing management of the Company's risks. The Board and its committees review material operational, financial, compensation and compliance risks with our senior management. The Compensation Committee is responsible for overseeing the management of risks related to our compensation arrangements. The Audit Committee oversees management of financial risks, as well as our policies with respect to risk assessment and risk management. The Nominating and Corporate Governance Committee oversees our corporate compliance programs and manages risks associated with the independence of our directors. Members of our management report directly to the Board or the appropriate committee. The directors then use this information to understand, identify, manage and attempt to mitigate risks.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics which outlines the principles, policies and laws that govern our activities and establishes guidelines for professional conduct in the workplace. The Code of Business Conduct and Ethics includes provisions relating to ethical conduct, conflicts of interest, compliance with law and internal reporting of violations of the code. The Code of Business Conduct and Ethics applies to directors as well as executive officers and other employees. Every employee is required to read and certify that he or she has read and understands, and will comply with, the Code of Business Conduct and Ethics. A copy of our Code of Business Conduct and Ethics may be found on the corporate governance page of our website at www.firstacceptancecorp.com, and we will send a written copy of our Code of Business Conduct and Ethics to any stockholder who requests a copy by delivering written notice to Investor Relations, First Acceptance Corporation, 3813 Green Hills Village Drive, Nashville, Tennessee 37215. We intend to disclose amendments to or waivers from the Code of Business Conduct and Ethics for the benefit of our executive officers or directors, if any, on our web site at www.firstacceptancecorp.com.

PROPOSAL 1 – ELECTION OF DIRECTORS

The Board of Directors is comprised of nine members. The Board of Directors has nominated and recommends to the stockholders Rhodes R. Bobbitt, Harvey B. Cash, Donald J. Edwards, Gerald J. Ford, Stephen J. Harrison, Thomas M. Harrison, Jr., Tom C. Nichols, Lyndon L. Olson, Jr. and William A. Shipp, Jr. for election to serve as directors until our next annual meeting of stockholders and until such time as their respective successors are duly elected and qualified. Each of the director nominees is currently a director and was elected by the stockholders at our 2009 annual meeting of stockholders.

If any of the nominees should become unable to accept election, the persons named in the proxy may vote for such other person or persons as may be designated by the Board of Directors. Management has no reason to believe that any of the nominees named above will be unable to serve.

Certain information with respect to the nominees for election as directors is set forth below.

Rhodes R. Bobbitt, 65, has served as a director of the Company since August 2004. From February 1987 until his retirement in June 2004, Mr. Bobbitt served as managing director and Dallas regional office manager of the Private Client Service Group – Credit Suisse First Boston and its predecessor, Donaldson, Lufkin & Jenrette. Prior to joining Donaldson, Lufkin & Jenrette, Mr. Bobbitt was vice president of security sales in the Dallas office of Goldman Sachs & Co. Mr. Bobbitt is a director of Hilltop Holdings, Inc. Mr. Bobbitt has executive experience in finance and investments.

Harvey B. Cash, 71, has served as a director of the Company since November 1996. Mr. Cash has been a general partner of InterWest Partners, a venture capital fund, since 1986. Mr. Cash is a director of Silicon Laboratories, Ciena Corporation, and Argo Group International Holdings, Ltd. Mr. Cash has experience in strategic planning, finance and investments. Mr. Cash was formerly a director of Entarian Technologies, Inc., Airspan Networks, Inc. and i2 Technologies, Inc.

Donald J. Edwards, 44, has served as a director of the Company since July 2002. Mr. Edwards currently is the managing principal for Flexpoint Ford, LLC (formerly Flexpoint Partners, LLC), a Chicago-based private equity firm ("Flexpoint Ford"), and served as our President and Chief Executive Officer from July 2002 through April 2004. Prior to July 2002, Mr. Edwards served as a Principal in GTCR Golder Rauner, a Chicago-based private equity firm, for over five years. Mr. Edwards has experience in strategic planning, management, finance and investments.

Gerald J. Ford, 66, has been Chairman of the Board of Directors and a director of the Company since its formation in August 1996. Mr. Ford served as our Chief Executive Officer from our formation until July 2002. He currently is a private investor, and serves as Chairman of the Board of Trustees of Southern Methodist University and as a trustee of Southwestern Medical Foundation. Mr. Ford was the Chairman of the Board, Chief Executive Officer and a director of Golden State Bancorp Inc., a holding company whose primary asset was its indirect ownership of California Federal Bank, from September 1998 through November 2002. Mr. Ford is a director of Freeport-McMoRan Copper & Gold, McMoRan Exploration Co., Scientific Games Corporation and Hilltop Holdings, Inc. Mr. Ford has experience in strategic planning, executive management, finance and investments.

Stephen J. Harrison, 58, has served as our Chief Executive Officer and a director of the Company since April 2004. Mr. Harrison served as our President from April 2004 through February 2008. In 1995, Mr. Harrison co-founded USAuto Insurance Company, Inc., predecessor of USAuto Holdings, Inc. ("USAuto Holdings"), which we acquired in April 2004. Mr. Harrison has over 30 years experience in insurance and related industries, including automobile insurance and insurance agency operations. From 1974 to 1991, he served in various capacities with the Harrison Insurance Agency, a family-owned multi-line insurance agency. From 1991 to 1993, Mr. Harrison served as President of Direct Insurance Company, a non-standard automobile insurance company. Mr. Harrison is the brother of Thomas M. Harrison, Jr., a director of the Company. Mr. Harrison has over 30 years experience in the insurance industry and his day-to-day leadership as our Chief Executive Officer provides him with intimate knowledge of our operations.

Thomas M. Harrison, Jr., 60, has served as a director of the Company since April 2004. Mr. Harrison served as Executive Vice President and Secretary of the Company from April 2004 until his retirement in December 2007. Mr. Harrison co-founded USAuto Insurance Company, Inc., predecessor to USAuto Holdings, in 1995 and served as Vice President and Secretary of USAuto Holdings from 1995 until December 2007. Mr. Harrison is the brother of Stephen J. Harrison, who is our Chief Executive Officer and a director of the Company. Mr. Harrison has over 30 years experience in the insurance industry, including serving as an Executive Vice President of the Company.

Tom C. Nichols, 63, has served as a director of the Company since November 2005. Mr. Nichols has served as Chairman and Chief Executive Officer of Carlile Holdings, Inc., a bank holding company, and Carlile Bancshares, Inc. since March 2008. Mr. Nichols served as President and a director of First United Bancorp and Chairman, President and Chief Executive Officer of State National Bancshares, Fort Worth from October 1996 to March 2008. Mr. Nichols previously served as President of Ford Bank Group and as a director of United New Mexico Financial Corporation. Mr. Nichols has executive experience in strategic planning, management and finance.

Lyndon L. Olson, Jr., 63, has served as a director of the Company since August 2004. Mr. Olson served as a senior advisor to Citigroup, Inc., serving as a consultant to senior management, from 2001 to 2008. Mr. Olson served as United States Ambassador to Sweden from 1998 until 2001. From 1990 to 1998, Mr. Olson served with Citigroup as President and Chief Executive Officer of Travelers Insurance Group Holdings, Inc. and Associated Madison Companies, Inc. Prior to joining Citigroup, Mr. Olson served as President of the National Group Corporation and Chief Executive Officer of its National Group Insurance Company. Mr. Olson has executive experience in strategic planning, management, insurance regulatory compliance and finance, with particular emphasis on the insurance industry.

William A. Shipp, Jr., 58, has served as a director of the Company since August 2004. Mr. Shipp has been principal of W.A. Shipp, Jr. & Co., a financial advisory firm, since July 1995 and has served as Treasurer/Secretary of the Jack C. Massey Foundation since July 1999. From December 1983 to June 1995, Mr. Shipp served as Vice President of Massey Investment Company. Prior to joining Massey Investment Company, Mr. Shipp worked for more than eight years in various audit and tax capacities for Ernst & Young LLP. Mr. Shipp is a certified public accountant. Mr. Shipp has experience in accounting, finance and investments.

Required Vote; Recommendation of the Board

The affirmative vote of a plurality of the votes cast by the stockholders entitled to vote at the meeting is required for the election of directors. Abstentions will be counted in determining whether there is a quorum, but will not be voted with respect to the proposal. Therefore, so long as a quorum has been established, abstentions will have no effect on whether this proposal is approved.

The Board of Directors recommends that you vote FOR each of the nominees.

How Are Our Directors Compensated?

Each non-employee director receives an annual retainer of $20,000, payable in equal, quarterly installments in arrears. The Chairman of the Audit Committee of the Board of Directors receives an additional annual retainer of $5,000, payable in equal, quarterly installments in arrears. Non-employee directors also receive a fee of $2,000 for each Board of Directors meeting attended and $1,000 for each Board committee meeting attended. In addition, non-employee directors other than Messrs. Edwards, Ford and Thomas M. Harrison, Jr. receive an award pursuant to the Amended and Restated First Acceptance Corporation 2002 Long Term Incentive Plan of 1,000 shares of restricted stock on the date of each annual meeting of our stockholders. The restricted stock is subject to forfeiture if the director ceases to serve as a director of the Company during the period of six months following the date of the award, subject to certain exceptions.

The following table summarizes information with respect to the compensation paid to the members of our Board in fiscal 2010.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Total ($)
Rhodes R. Bobbitt	40,000	1,970	41,970
Harvey B. Cash	32,000	1,970	33,970
Donald J. Edwards	32,000	--	32,000
Gerald J. Ford	28,000	--	28,000
Thomas M. Harrison, Jr.	28,000	--	28,000
Thomas C. Nichols	36,000	1,970	37,970
Lyndon L. Olson, Jr.	30,000	1,970	31,970
William A. Shipp, Jr.	45,000	1,970	46,970

(1) Represents the proportionate amount of the total value of stock awards to directors recognized as an expense during fiscal 2010 for financial accounting purposes under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 718-20, *Compensation – Stock Compensation*, disregarding for this purpose estimated forfeitures relating to service-based vesting conditions. Compensation expense is equal to the grant date fair value of the stock awards using the closing price for the Company's common stock on the New York Stock Exchange on the date of grant ($1.97). As of June 30, 2010, there were no unvested stock awards held by our non-employee directors.

What Committees Has the Board Established?

The Board of Directors has standing Audit, Compensation, and Nominating and Corporate Governance Committees. A copy of the charter for each committee may be found on the corporate governance page of our website at www.firstacceptancecorp.com and is available to any stockholder who requests a copy by delivering written notice to Investor Relations, First Acceptance Corporation, 3813 Green Hills Village Drive, Nashville, Tennessee 37215.

Audit Committee. The principal functions of the Audit Committee are (i) to oversee our accounting and financial reporting processes and audits of our financial statements; (ii) to engage or discharge our independent auditors; (iii) to review the nature and scope of the audit, including, but not limited to, a determination of the effectiveness of the audit effort through meetings held at least annually with independent auditors, and a determination through discussion with the auditors that no unreasonable restrictions were placed on the scope or implementation of their examinations; (iv) to oversee and review the independence, qualifications and performance of the auditors; (v) to pre-approve all auditing and non-auditing services to be provided by our independent auditors; (vi) to review our financial statements and disclosures in our periodic reports with management and our independent auditors; (vii) to review our policies with respect to risk assessment, risk management and the quality and adequacy of our internal controls and processes through discussions with and reports from our independent auditors and management; (viii) to establish procedures for handling any complaints relating to accounting, internal controls or auditing matters and to ensure that such complaints are treated confidentially and anonymously; (ix) to review material changes in accounting and reporting principles and practices and discuss with management and outside auditors the selection, application and disclosure of critical accounting policies and practices used in our financial statements; (x) to retain, at our expense, outside counsel, auditors or other experts, consultants or advisors as it deems necessary or appropriate in the performance of its duties; and (xi) to report to the full Board of Directors on the results of its reviews. The Audit Committee operates under a written charter adopted by the full Board of Directors. Members of the Audit Committee are Messrs. Bobbitt, Nichols and Shipp, all of whom are independent directors. Mr. Shipp is an audit committee financial expert, as defined in Item 407(d)(5)(ii) of Regulation S-K. During fiscal 2010, the Audit Committee met six times.

Compensation Committee. The functions of the Compensation Committee include reviewing and approving the Company's compensation policies, the compensation arrangements for senior management and directors, the compensation and benefit plans in which officers and directors are eligible to participate, and awards under (and otherwise administering) such plans. The Compensation Committee operates under a written charter adopted by the full Board of Directors. Members of the Compensation Committee are Messrs. Cash, Nichols and Olson, all of whom are independent directors. During fiscal 2010, the Compensation Committee met two times.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for identifying qualified individuals to serve as directors; reviewing the qualifications of incumbent directors and those candidates proposed by a director, executive officer or stockholder; making recommendations to the full Board of Directors regarding such candidates; recommending the candidates that will serve on the various committees of the Board; reviewing Board composition; and reviewing the management succession plan of the Company.

When determining whether to nominate a current director to be reelected as a director, the Nominating and Corporate Governance Committee must review the performance of the director during the prior year using performance criteria established by the Nominating and Corporate Governance Committee which, at a minimum, shall include:

- attendance at Board and Committee meetings;
- preparedness for Board and Committee meetings;
- quality of objectivity in exercising business judgment;
- participation at Board and Committee meetings; and
- candor toward other directors, management and professionals retained by the Company.

The Nominating and Corporate Governance Committee has no specifically defined process for identifying and evaluating nominees, but it seeks to identify potential candidates for membership on the Board through conversations with members of the Board, senior management and other constituencies. The Nominating and Corporate Governance Committee may from time to time engage a third party to identify or evaluate or assist in identifying or evaluating potential nominees. The Nominating and Corporate Governance Committee is also responsible for reviewing the qualifications and performance of incumbent directors to determine whether to recommend them to the Board of Directors as nominees for re-election.

The Nominating and Corporate Governance Committee also considers nominees proposed by our stockholders in accordance with the provisions contained in our bylaws and certificate of incorporation. Nominations made by stockholders must be made by written notice setting forth the information required by our bylaws and certificate of incorporation received by the secretary of the Company at least 60 days in advance of the annual meeting of stockholders, or (if later) within ten days after the first public notice of that meeting is sent to stockholders. Stockholders may propose nominees for consideration by the Nominating and Corporate Governance Committee by submitting the names and supporting information to: Investor Relations, First Acceptance Corporation, 3813 Green Hills Village Drive, Nashville, Tennessee 37215.

In addition, the Nominating and Corporate Governance Committee is responsible for reviewing and recommending corporate governance policies for the Company; reviewing potential conflicts of interest involving directors or executive officers of the Company; evaluating Board performance, including the effectiveness of current Board policies and practices; and reviewing any regulatory requirements relating to the continuing education of directors. The Nominating and Corporate Governance Committee operates under a written charter adopted by the full Board of Directors. Members of the Nominating and Corporate Governance Committee are Messrs. Bobbitt, Cash and Shipp, all of whom are independent directors. During fiscal 2010, the Nominating and Corporate Governance Committee met two times.

How Often Did the Board Meet During Fiscal 2010?

The Board of Directors met five times during fiscal 2010. Each of the directors attended at least 75% of the aggregate of all meetings of the Board of Directors and all meetings of the committees on which the director served. All of the directors attended our 2009 annual meeting of stockholders.

How Do I Communicate with the Board?

Stockholders and all other interested parties can send communications to the Board of Directors and, if applicable, to specified individual directors c/o First Acceptance Corporation, 3813 Green Hills Village Drive, Nashville, Tennessee 37215. All stockholder communications will be forwarded directly to the Board of Directors or, if applicable, to specified individual directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In accordance with our Related Party Transaction Policy, our Nominating and Corporate Governance Committee is responsible for reviewing and approving the terms and conditions of all transactions involving the Company and our executive officers, directors and beneficial owners of 5% or more of our common stock and their affiliates. The Nominating and Corporate Governance Committee considers all relevant information and facts available regarding a related party transaction, and takes into account factors that it deems to be appropriate, including, without limitation, whether the transaction is on terms no less favorable to the Company than could be obtained from unaffiliated third parties and whether the transaction is reasonably expected to benefit the Company. Approval of the Nominating and Corporate Governance Committee is not required for compensation paid to any director of the Company for services rendered to the Company in his capacity as a director if the compensation is required to be disclosed in the Company's proxy statement pursuant to applicable SEC rules. The Nominating and Corporate Governance Committee is also not required to approve any compensation paid to an executive officer of the Company if the compensation is required to be reported in the Company's proxy statement pursuant to applicable SEC rules or if the executive officer is not an immediate family member of another executive officer or director of the Company, the compensation would be required to be included in the Company's proxy statement if the executive officer was a named executive officer and the Company's Compensation Committee approved such compensation.

Donald J. Edwards, our former President and Chief Executive Officer and a current director, was terminated as our President and Chief Executive Officer on April 30, 2004. In connection with Mr. Edwards' separation from the Company, we entered into a Separation Agreement with Mr. Edwards. Pursuant to the terms of the Separation Agreement, we agreed to reimburse Flexpoint Partners, LLC, now known as Flexpoint Ford, LLC, an entity controlled by Mr. Edwards, for all expenses incurred by Flexpoint Ford pursuant to the lease for its office space located in Chicago, Illinois. The lease expired on August 31, 2009. During the 2010 fiscal year, we paid Flexpoint Ford an aggregate of $196,154 pursuant to the Separation Agreement.

EXECUTIVE OFFICERS

The following table sets forth certain information concerning our current executive officers.

Name	Age	Position
Stephen J. Harrison.........	58	Chief Executive Officer
Edward L. Pierce............	53	President
Kevin P. Cohn...............	41	Senior Vice President and Chief Financial Officer
Daniel L. Walker............	47	Senior Vice President – Operations
Keith E. Bornemann........	38	Vice President and Corporate Controller

Stephen J. Harrison has served as our Chief Executive Officer and a director of the Company since April 2004. Mr. Harrison served as our President from April 2004 through February 2008. In 1995, Mr. Harrison co-founded USAuto Insurance Company, Inc., predecessor of USAuto Holdings, Inc., which we acquired in April 2004. Mr. Harrison has over 30 years experience in insurance and related industries, including automobile insurance and insurance agency operations. From 1974 to 1991, he served in various capacities with the Harrison Insurance Agency, a family-owned multi-line insurance agency. From 1991 to 1993, Mr. Harrison served as President of Direct Insurance Company, a non-standard automobile insurance company. Mr. Harrison is the brother of Thomas M. Harrison, Jr., a director of the Company.

Edward L. Pierce has served as our President since February 2008. Mr. Pierce served as Executive Vice President of the Company from August 2006 to February 2008 and Chief Financial Officer from October 2006 to February 2008. From May 2001 through February 2006, Mr. Pierce served as Executive Vice President and Chief Financial Officer and as a director of BindView Development Corporation, a publicly-traded network security software development company. From November 1994 through January 2001, Mr. Pierce held various financial management positions, including Executive Vice President and Chief Financial Officer, with Metamor Worldwide Corporation, a publicly-traded global information technology services company. Previously, Mr. Pierce was Corporate Controller of American Oil and Gas Corporation and a Senior Audit Manager at Arthur Andersen & Co.

Kevin P. Cohn has served as our Senior Vice President, Chief Financial Officer and Secretary since February 2008. Mr. Cohn served as Chief Accounting Officer and Corporate Controller of the Company from October 2006 to February 2008. From May 2001 through May 2006, he served as Vice President, Chief Accounting Officer and Corporate Controller of BindView Development Corporation, a publicly-traded network security software development company. From December 1997 until February 2001, Mr. Cohn was employed by Metamor Worldwide Inc., a publicly-traded global information technology services company, where he was Vice President, Chief Accounting Officer and Corporate Controller. Before that, Mr. Cohn was employed with Ernst & Young LLP as an Audit Manager.

Daniel L. Walker has served as our Senior Vice President – Operations since October 2007 having responsibilities for both claims and underwriting. Mr. Walker served as our Senior Vice President – Claims from July 2007 to October 2007 and Vice President – Claims from March 2007 to July 2007. He has over 20 years claims experience, and served as Chief Claim Officer for Canal Insurance Company from August 2002 to March 2007.

Keith E. Bornemann has served as Vice President – Corporate Controller of the Company since November 2008 and Corporate Controller of the Company from February 2008 to November 2008. Mr. Bornemann served as Assistant Controller of the Company from January 2007 to February 2008. He has over 15 years of accounting, finance and internal audit experience, and was employed from January 2005 to January 2007 by Sachem, Inc., a privately-held global manufacturing company, where he was Manager of Finance and Internal Audit. From July 1995 to December 2004, Mr. Bornemann was employed with Ernst & Young LLP, most recently as an Audit Senior Manager.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is composed of three directors who are independent directors as defined under the applicable rules of the Securities Exchange Commission and the New York Stock Exchange. The Audit Committee operates under a written charter adopted by the full Board of Directors. The Audit Committee's responsibilities include oversight of our independent auditors and internal audit function, as well as oversight of our financial reporting process on behalf of the full Board of Directors. Management has the primary responsibility for the financial statements and the reporting process. Our independent auditors are responsible for expressing an opinion on the conformity of our audited financial statements to generally accepted accounting principles.

In this context, for fiscal 2010, the Audit Committee reviewed and discussed with management and the independent auditors the audited financial statements. Management represented to the Audit Committee that our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States. The Audit Committee reviewed a report on the effectiveness of our internal control over financial reporting and "Management's Annual Report on Internal Control Over Financial Reporting" and Ernst and Young's "Report of Independent Registered Public Accounting Firm," which are included in our Annual Report on Form 10-K for the year ended June 30, 2010.

The Audit Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 114. The Audit Committee has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with the independent accountant the independent accountant's independence. The Audit Committee has considered whether the independent auditors' provision of non-audit services to the Company is compatible with maintaining the auditors' independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the full Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended June 30, 2010, which was filed with the SEC.

THE AUDIT COMMITTEE
Rhodes R. Bobbitt
Tom C. Nichols
William A. Shipp, Jr.

The foregoing report of the Audit Committee shall not be deemed incorporated by reference by any general statement incorporating by reference the proxy statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

EXECUTIVE COMPENSATION

Compensation Committee Report

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based upon such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

THE COMPENSATION COMMITTEE
Harvey B. Cash
Tom C. Nichols
Lyndon L. Olson, Jr.

Compensation Discussion and Analysis

Overview of Compensation Process. The Compensation Committee of our Board of Directors is responsible for establishing the compensation arrangements for our employees, including our executive officers, and reviewing and making recommendations to the full Board of Directors regarding non-employee director compensation. The Compensation Committee is also responsible for the administration of our stock incentive plans and other compensation plans in which our employees participate. It is the responsibility of the Compensation Committee to determine whether, in its judgment, our executive compensation policies are reasonable and appropriate, meet the stated objectives of those policies and effectively serve our best interests and the best interests of our stockholders. Each member of the Compensation Committee is an "independent director" as defined under the applicable rules of the New York Stock Exchange and our Corporate Governance Guidelines, a "non-employee director" as defined in Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934, and an "outside director" for the purposes of the Internal Revenue Code of 1986, in each case as determined by our Board of Directors.

The Compensation Committee reviews our compensation policies on an annual basis and the compensation of individual executives is reviewed annually in light of the compensation policies for that year. In setting and reviewing executive compensation, in addition to corporate performance, the Compensation Committee believes it is appropriate to consider the level of experience and responsibilities of each executive, as well as the personal contributions a particular individual may make to the corporate enterprise. No relative weight is assigned to quantitative or qualitative factors considered by the Compensation Committee in reaching its decisions. The Company did not engage a compensation consultant or engage in benchmarking of comparable companies in determining the compensation of its executive officers during fiscal 2010.

Role of Executive Officers in Compensation Decisions. The Compensation Committee makes all decisions regarding the compensation of our executive officers. The Compensation Committee annually evaluates the performance of our executive officers, and our chief executive officer and president provide the Compensation Committee with their assessment of the performance of our executive officers other than themselves. Decisions regarding the compensation of employees other than our executive officers are made by our chief executive officer and president in consultation with other members of management.

What Is Our Philosophy of Executive Officer Compensation?

The Compensation Committee believes that the primary objectives of our executive compensation policies should be:

- To attract and retain talented executives by providing compensation that is, overall, competitive with the compensation provided to executives at companies of comparable position in our industry, while maintaining compensation within levels that are consistent with our annual budget, financial objectives and operating performance;
- To provide appropriate incentives for executives to work toward the achievement of our annual financial performance and business goals; and

- To align the interests of executives with those of our stockholders and the long-term interests of the company by providing long-term incentive compensation in the form of stock options, restricted stock or other equity-based long-term incentive compensation.

The Compensation Committee is committed to a strong link between our financial and strategic objectives and our compensation and benefit practices. It is the Committee's objective to have a substantial portion of each executive officer's compensation contingent upon our performance, as well as upon his or her individual performance. Accordingly, the Compensation Committee's compensation philosophy for an executive officer emphasizes an overall analysis of the executive's performance for the prior year, his or her projected role and responsibilities, required impact on execution of our strategy, total cash and equity compensation internally, and other factors the Compensation Committee deems appropriate.

Elements of 2010 Executive Compensation. For the fiscal year ended June 30, 2010, the principal components of compensation for our executive officers were:

Base Salary. We provide executive officers with base salaries to compensate them for services provided during the year. The base salaries of our executive officers are established by the terms of employment agreements between the Company and those executives. These employment agreements provide for a minimum base salary, adjusted for such increases as the Compensation Committee shall determine to be appropriate. The Compensation Committee generally reviews the base salaries of our executive officers on an annual basis. In determining whether an increase in base compensation for the executive officers is appropriate, the Compensation Committee considers the performance of the Company and the executive officer during the prior year, the executive officers' level of base salary relative to other executive officers of the Company, and the recommendations of the chief executive officer and president. Based upon these factors, the Compensation Committee approved base salaries for our executive officers for calendar years 2010 and 2009 as follows.

Name	2010 Base Salary ($)	2009 Base Salary ($)
Stephen J. Harrison	500,000	500,000
Edward L. Pierce	400,000	400,000
Kevin P. Cohn	250,000	250,000
Daniel L. Walker	240,000	240,000
Keith E. Bornemann	160,000	160,000

Cash Bonus. The Compensation Committee considers that compensation should be linked to operating performance. To achieve this link with regard to short-term performance, the Compensation Committee relies on cash bonuses awarded to our executive officers and other key employees. Pursuant to the terms of their employment agreements with the Company, the maximum total bonus award that Stephen J. Harrison, Edward L. Pierce, Kevin P. Cohn, Daniel L. Walker and Keith E. Bornemann were eligible to receive for fiscal 2010 was 100% of base salary for Mr. Harrison, 75% of base salary for Mr. Pierce, 66.7% of base salary for Mr. Cohn, 50% of base salary for Mr. Walker and 35% of base salary for Mr. Bornemann. The Compensation Committee did not use performance-based objectives or individual goals to determine bonuses for our executive officers for the 2010 fiscal year. All bonuses paid to our executive officers for the 2010 fiscal year were determined by the Compensation Committee on a discretionary basis. In determining the cash bonuses to be paid to the executive officers for the 2010 fiscal year, the Compensation Committee considered the Company's results of operations during the year and the Compensation Committee's subjective determination of each executive officer's individual performance during the year, including the performance of the area of the Company for which they have responsibility, individual leadership, and contribution to the Company as a whole. The Compensation Committee approved the following bonuses to our executive officers for fiscal 2010: Mr. Harrison, $120,000; Mr. Pierce, $110,000; Mr. Cohn, $60,000; Mr. Walker, $85,000; and Mr. Bornemann, $30,500. The cash bonuses paid for fiscal 2010 to the named executive officers are reflected in the Summary Compensation Table.

Equity Awards. Equity awards, including stock options and restricted common stock ("restricted stock awards"), are the principal vehicle for payment of long-term compensation for our executive officers. The Compensation Committee believes stock-based incentive compensation should be structured so as to closely align the interests of the executive officers with the interests of our stockholders. All equity awards are granted pursuant to incentive plans approved by our stockholders. The Compensation Committee determines the equity award grants to the executive officers and takes into account the recommendations of the chief executive officer and president prior to approving awards of stock-based incentive compensation. Equity awards are granted in part to reward the senior executives for their long-term strategic management of the Company, and to motivate the executives to improve stockholder value. The Compensation Committee may also grant an award to an executive officer upon the commencement of his or her employment with the Company or upon a change in his or her duties or responsibilities with the Company.

During fiscal 2010, the Compensation Committee and the Company's stockholders approved a value-for-value option exchange whereby certain outstanding stock options held by our executive officers were exchanged for an aggregate of 119,651 shares of restricted common stock. The Compensation Committee approved the option exchange because it determined that the options were and had been for a significant time "underwater" (i.e., stock options with an exercise price that was greater than our stock trading price) and were therefore not effective as incentives to motivate and retain the members of our senior management. Although the options were not likely to be exercised as long as our stock trading price was lower than the applicable exercise price, the options continued to impact our financial statements and had the potential to dilute our stockholders' interests for up to the full remaining term of the options, while delivering little or no retentive or incentive value and no opportunity to recapture value from the associated compensation expense. The Compensation Committee believed the option exchange provided a more cost-effective retentive and incentive value than simply issuing incremental equity awards or paying additional cash compensation. Stock awards granted during fiscal 2010 to the named executive officers are reflected in the Summary Compensation Table and Grants of Plan-Based Awards Table.

401(k) Plan. The Company maintains a 401(k) plan that provides for a matching contribution by the Company of 100% of the participant's voluntary salary contributions of the first 3% of the participant's salary contributed by the participant, plus 50% of the next 2% of salary, up to the maximum voluntary salary contribution established by the U.S. Department of Labor.

Perquisites and Other Benefits. The Company does not generally provide material perquisites that are not, in the Compensation Committee's view, integrally and directly related to the executive officers' duties. Our executive officers participate in broad-based benefit programs that are generally available to our salaried employees, including health, dental, disability and life insurance programs.

Benefits Upon Termination of Employment. We have employment agreements with our executive officers. These agreements generally provide that if the executive is terminated without cause or resigns for good reason (as defined in the employment agreements), the executive will receive certain severance payments and benefits. The Compensation Committee believes that the severance provisions contained in the employment agreements are an important element in attracting and retaining executive officers. See "Potential Payments Upon Termination or Change in Control" for information with respect to potential payments and benefits under these employment agreements and our other compensation arrangements upon the termination of our executive officers.

Tax and Accounting Matters. Section 162(m) of the Internal Revenue Code of 1986, enacted as part of the Omnibus Budget Reconciliation Act of 1993, generally disallows a tax deduction to public companies for compensation over $1,000,000 paid to the chief executive officer and the four other most highly compensated executive officers. Under Internal Revenue Service regulations, qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. The Compensation Committee expects to continue to monitor the application of Section 162(m) to executive compensation and will take appropriate action if it is warranted in the future. We operate our compensation programs with the intention of complying with Section 409A of the Internal Revenue Code of 1986.

Employment Agreements

We have employment agreements with each of our executive officers. The employment agreements provide for a minimum base salary, adjusted for such increases as the Compensation Committee determines to be appropriate. The employment agreements provide that the Company will employ the executive until the executive's termination of employment with the Company. In the event the executive's employment with the Company is terminated for any reason, including termination by the Company for or without cause, resignation by the executive for or without good reason, or the executive's death or disability, he will be entitled to receive his accrued but unpaid base salary, bonus and vacation pay through the effective date of termination, and unreimbursed employment-related expenses. In the event the executive's employment with the Company is terminated by the Company for "cause" (as defined under "Potential Payments Upon Termination or Change in Control") or by the executive without "good reason" (as defined under "Potential Payments Upon Termination or Change in Control"), the Company shall have no further obligations under the employment agreement. In the event the executive's employment with the Company is terminated by the Company without cause, by the executive for good reason, or as the result of death or disability or in connection with a change in control (as defined under "Potential Payments Upon Termination or Change in Control"), the employment agreement provides that the executive will be entitled to severance payments and benefits as described below under "Potential Payments Upon Termination or Change in Control." Payment of the severance payments and benefits generally is conditioned upon the executive's compliance with other provisions of his employment agreement, which include limitations upon his use and disclosure of confidential information, solicitation of employees, interference with the Company's business opportunities and an obligation not to compete with the business of the Company for a specified period following termination of employment.

Compensation Risk Assessment. The Compensation Committee has reviewed our compensation plans and policies to determine whether they encourage excessive or inappropriate risk taking by our employees, including our named executive officers. This assessment included a review of our business and the design of our incentive plans and policies. Our compensation arrangements include base salaries at levels that the Compensation Committee believes provides employees with a steady income so that they are not encouraged to focus on short-term performance criteria to the detriment of other important Company measures. The performance measures used in our incentive-based compensation arrangements are based primarily upon Company measures, which we believe encourages executives and other employees to focus on overall corporate performance rather than individual performance or the performance of a specific part of our business, provide for payments based upon multiple levels of performance, and are capped at a specified percentage of annual salary. Based upon its review, the Compensation Committee has determined that our compensation plans and policies, taken as a whole, are not reasonably likely to have a material adverse effect on the Company.

Compensation Committee Interlocks and Insider Participation

During fiscal 2010, the Compensation Committee of the Board of Directors was composed of Harvey B. Cash, Tom C. Nichols and Lyndon L. Olson, Jr. None of these persons has at any time been an officer or employee of the Company or any of its subsidiaries. In addition, there are no relationships among our executive officers, members of the Compensation Committee or entities whose executives serve on the Board of Directors or the Compensation Committee that require disclosure under applicable SEC regulations.

Summary Compensation Table – Fiscal Years 2008 - 2010

The following table sets forth compensation for fiscal years 2010, 2009 and 2008 earned by (i) our chief executive officer, (ii) our chief financial officer, and (iii) our three next highest paid executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Stephen J. Harrison	2010	500,000	120,000	44,969	--	--	9,800	(3)	674,769
Chief Executive Officer	2009	500,000	--	95,143	--	225,000	9,500		829,643
	2008	500,000	--	--	--	--	9,100		509,100
Edward L. Pierce	2010	400,000	110,000	129,699	--	--	9,800	(3)	649,499
President	2009	400,000	65,000	51,300	--	135,000	9,500		660,800
	2008	350,000	100,000	1,216,000	178,830	--	9,100		1,853,930
Kevin P. Cohn	2010	250,000	60,000	54,859	--	--	9,800	(3)	374,659
Senior Vice President, Chief	2009	250,000	46,663	--	--	78,337	9,500		384,500
Financial Officer and Secretary	2008	225,000	83,750	--	402,368	--	9,100		720,218
Daniel L. Walker	2010	240,000	85,000	--	--	--	--		325,000
Senior Vice President -	2009	223,750	41,597	86,668	--	50,903	--		402,918
Operations	2008	203,750	65,000	--	178,830	--	--		447,580
Keith E. Bornemann	2010	160,000	30,500	6,186	--	--	8,280	(3)	204,966
Vice President and Corporate	2009	147,500	21,187	34,665	--	25,813	6,001		235,166
Controller	2008	122,500	25,000	--	62,591	--	77,995		288,086

(1) Represents the aggregate grant date fair value of restricted stock awards granted during each respective fiscal year computed in accordance with FASB ASC 718-20. Aggregate compensation expense is equal to the closing price of the Company's Common Stock on the New York Stock Exchange on the date of grant multiplied by the number of shares of restricted stock granted.

(2) Represents the aggregate grant date fair value of option awards granted during each respective fiscal year computed in accordance with FASB ASC 718-20. Aggregate compensation expense is equal to the grant date fair value of the options estimated using the Black-Scholes option pricing model. See Note 4 to our consolidated financial statements in our Annual Report on Form 10-K for the year ended June 30, 2010 for the assumptions made in determining option values.

(3) Represents the matching amounts paid by the Company under our 401(k) Plan.

Grants of Plan-Based Awards – Fiscal Year 2010

The following table sets forth information concerning each grant of an equity award made to a named executive officer in fiscal 2010.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards		All Other Stock Awards: Number of Shares of Stock or Units (#)	Exercise or Base Price of Stock and Option Awards ($)/sh (1)	Grant Date Fair Value of Stock and Option Awards ($) (1)
		Threshold ($)	Maximum ($)			
Stephen J. Harrison	11/18/09	--	--	22,827 (2)	1.97	44,969
Edward L. Pierce	11/18/09	--	--	65,837 (2)	1.97	129,699
Kevin P. Cohn	11/18/09	--	--	27,847 (2)	1.97	54,859
Daniel L. Walker	--	--	--	--	--	--
Keith E. Bornemann	11/18/09	--	--	3,140 (3)	1.97	6,186

(1) Grant date fair value is equal to the product of the number of shares of restricted stock issued and the closing price for the Company's Common Stock on the New York Stock Exchange on the date of grant.

(2) Restricted stock award granted under the Amended and Restated First Acceptance Corporation 2002 Long Term Incentive Plan. Pursuant to the restricted stock award agreements, the shares vest in equal 25% installments over a four-year period beginning on the first anniversary of the respective date of grant. Unvested restricted stock will vest under certain circumstances, including termination of employment of Messrs. Stephen J. Harrison, Pierce and Cohn, as applicable, as described within the "Potential Payments Upon Termination or Change in Control" section.

(3) Restricted stock award granted under the Amended and Restated First Acceptance Corporation 2002 Long Term Incentive Plan. Pursuant to the restricted stock award agreement, the shares vest in equal 20% installments over a five-year period beginning on the first anniversary of the date of grant. Unvested restricted stock will vest under certain circumstances, including termination of employment of Mr. Bornemann, as described within the "Potential Payments Upon Termination or Change in Control" section.

Outstanding Equity Awards at Fiscal Year-End – Fiscal Year 2010

The following table sets forth information concerning outstanding equity awards held by our named executive officers at June 30, 2010.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Stephen J. Harrison	--	--	--	--	13,153 (1) 22,827 (1)	22,491 (2) 39,034 (2)
Edward L. Pierce	50,000	50,000 (3)	3.04	3/18/18	160,000 (4) 65,837 (4)	273,600 (2) 112,581 (2)
Kevin P. Cohn	112,500	112,500 (3)	3.04	3/18/18	27,847 (5)	47,618 (2)
Daniel L. Walker	40,000	60,000 (6)	3.04	3/18/18	27,734 (7)	47,424 (2)
Keith E. Bornemann	14,000	21,000 (6)	3.04	3/18/18	11,093 (7) 3,140 (8)	18,969 (2) 5,369 (2)

(1) The Company issued 17,537 and 22,827 restricted shares to Mr. Stephen J. Harrison on February 10, 2009 and November 18, 2009, respectively. Pursuant to the restricted stock award agreements, the shares issued vest in equal 25% installments over a four-year period beginning on the first anniversary of the respective date of grant. Unvested restricted stock will vest under certain circumstances, including termination of employment of Mr. Stephen J. Harrison, as described within the "Potential Payments Upon Termination or Change in Control" section.

(2) Market value based on a closing share price of $1.71 for the Company's Common Stock on the New York Stock Exchange on June 30, 2010.

(3) Messrs. Pierce and Cohn were granted an option to purchase 100,000 and 225,000 shares, respectively, on March 18, 2008. The options vest in equal 25% installments over a four-year period beginning on the first anniversary of the date of grant.

(4) The Company issued 400,000 and 65,837 restricted shares to Mr. Pierce on March 18, 2008 and November 18, 2009, respectively. Pursuant to the restricted stock award agreements, of the 400,000 shares issued on March 18, 2008, 160,000 shares vested on July 1, 2009 and 80,000 shares vested on each of October 1, 2009 and 2010 and an additional 80,000 shares vest on October 1, 2011, while the 65,837 shares issued on November 18, 2009 vest in equal 25% installments over a four-year period beginning on the first anniversary of the date of grant. Unvested restricted stock will become fully exercisable under certain circumstances, including termination of employment of Mr. Pierce, as described within the "Potential Payments Upon Termination or Change in Control" section.

(5) The Company issued 27,847 restricted shares to Mr. Cohn on November 18, 2009. Pursuant to the restricted stock award agreement, the shares issued vest in equal 25% installments over a four-year period beginning on the first anniversary of the date of grant. Unvested restricted stock will vest under certain circumstances, including termination of employment of Mr. Cohn, as described within the "Potential Payments Upon Termination or Change in Control" section.

(6) Messrs. Walker and Bornemann were granted an option to purchase 100,000 and 35,000 shares, respectively, on March 18, 2008. The options vest in equal 20% installments over a five-year period beginning on the first anniversary of the date of grant.

(7) The Company issued 34,667 and 13,866 restricted shares to Messrs. Walker and Bornemann, respectively, on February 10, 2009. Pursuant to the restricted stock award agreements, the shares vest in equal installments over a five-year period beginning on the first anniversary of the date of grant. Unvested restricted stock will become fully exercisable under certain circumstances, including termination of employment of Messrs. Walker or Bornemann, as applicable, as described within the "Potential Payments Upon Termination or Change in Control" section.

(8) The Company issued 3,140 restricted shares to Mr. Bornemann on November 18, 2009. Pursuant to the restricted stock award agreement, the shares vest in equal installments over a five-year period beginning on the first anniversary of the date of grant. Unvested restricted stock will become fully exercisable under certain circumstances, including termination of employment of Mr. Bornemann, as described within the "Potential Payments Upon Termination or Change in Control" section.

Option Exercises and Stock Vested – Fiscal Year 2010

The following table sets forth information concerning each equity award held by a named executive officer that vested in fiscal 2010. No awards were exercised during fiscal 2010.

	Option Awards		Stock Awards			
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)	
Stephen J. Harrison	--	--	15,000	(1)	32,100	(2)
			4,384	(1)	9,075	(3)
Edward L. Pierce	--	--	160,000	(4)	342,400	(2)
			15,000	(4)	32,100	(2)
			80,000	(4)	192,000	(5)
Kevin P. Cohn	--	--	--		--	
Daniel L. Walker	--	--	6,933	(6)	14,351	(3)
Keith E. Bornemann	--	--	2,773	(7)	5,740	(3)

(1) The Company issued 15,000, 17,537 and 22,827 restricted shares to Mr. Stephen J. Harrison on October 1, 2008, February 10, 2009 and November 18, 2009, respectively. Pursuant to the restricted stock award agreements, the 15,000 shares issued on October 1, 2008 vested on July 1, 2009 and of the 17,537 shares issued on February 10, 2009, 4,384 shares vested on February 10, 2010, while the remaining unvested shares will vest in equal 25% installments on each anniversary of the respective date of grant. Pursuant to the restricted stock award agreement, the 22,827 shares issued on November 18, 2009 vest in equal 25% installments over a four-year period beginning on the first anniversary of the date of grant. Unvested restricted stock will vest under certain circumstances, including termination of employment of Mr. Stephen J. Harrison, as described within the "Potential Payments Upon Termination or Change in Control" section.

(2) Value realized on vesting based on a closing share price of $2.14 for the Company's Common Stock on the New York Stock Exchange on July 1, 2009.

(3) Value realized on vesting based on a closing share price of $2.07 for the Company's Common Stock on the New York Stock Exchange on February 10, 2010.

(4) The Company issued 400,000, 15,000 and 65,837 restricted shares to Mr. Pierce on March 18, 2008, October 1, 2008 and November 18, 2009, respectively. Pursuant to the restricted stock award agreements, of the 400,000 shares issued on March 18, 2008, 160,000 shares vested on July 1, 2009 and 80,000 shares vested on each of October 1, 2009 and 2010 and an additional 80,000 shares vest on October 1, 2011, while the 15,000 shares issued on October 1, 2008 vested on July 1, 2009. Pursuant to the restricted stock award agreement, the 65,837 shares issued on November 18, 2009 vest in equal 25% installments over a four-year period beginning on the first anniversary of the date of grant. Unvested restricted stock will become fully exercisable under certain circumstances, including termination of employment of Mr. Pierce, as described within the "Potential Payments Upon Termination or Change in Control" section.

(5) Value realized on vesting based on a closing share price of $2.40 for the Company's Common Stock on the New York Stock Exchange on October 1, 2009.

(6) The Company issued 34,667 restricted shares to Mr. Walker on February 10, 2009. Pursuant to the restricted stock award agreement, 6,933 shares vested on February 10, 2010, while the remaining unvested shares will vest in equal 20% installments on each anniversary of the date of grant. Unvested restricted stock will become fully exercisable under certain circumstances, including termination of employment of Mr. Walker, as described within the "Potential Payments Upon Termination or Change in Control".

(7) The Company issued 13,866 and 3,140 restricted shares to Mr. Bornemann on February 10, 2009 and November 18, 2009, respectively. Pursuant to the restricted stock award agreement, of the 13,866 shares issued on February 10, 2009, 2,773 shares vested on February 10, 2010, while the remaining unvested shares will vest in equal 20% installments on each anniversary of the date of grant. Pursuant to the restricted stock award agreement, the 3,140 shares issued on November 18, 2009 vest in equal 20% installments over a five-year period beginning on the first anniversary of the date of grant. Unvested restricted stock will vest under certain circumstances, including termination of employment of Mr. Bornemann, as described within the "Potential Payments Upon Termination or Change in Control" section.

Equity Compensation Plan Information

The following table summarizes information with respect to our equity compensation plans as of June 30, 2010.

Plan Category	Number of Securities To Be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	4,560,678	$ 3.06	2,739,501
Equity compensation plans not approved by security holders	--	--	--

Potential Payments Upon Termination or Change in Control

The Company's named executive officers are subject to written employment agreements that set forth the consideration payable to such named executive officers in connection with the termination of their employment. Payments of these amounts generally are conditioned upon the named executive officer's compliance with the other provisions of his employment agreement, which include limitations upon his use and disclosure of confidential information, solicitation of employees, interference with the Company's business opportunities and an obligation not to compete with the business of the Company for a specified period following termination of employment. In addition, the stock award agreements to which each of the named executive officers is a party include certain provisions that address the rights of the named executive officers upon termination.

Description of Potential Payments on Termination or Change in Control. The discussion below outlines the amount of compensation payable to each of the named executive officers of the Company in the event of a termination of employment or following a change in control. Except as otherwise noted, the discussion below applies to each of the named executive officers.

Payments Made Upon Any Termination of Employment. Regardless of the manner in which a named executive officer's employment with the Company is terminated, he will be entitled to receive the following amounts:

- accrued but unpaid base salary through the effective date of termination;
- accrued but unpaid bonus owed to the executive as of the date of termination;
- accrued but unpaid vacation pay; and
- unreimbursed employment-related expenses.

Payments Made Upon Termination of a Named Executive Officer for Cause. The Company may terminate each named executive officer for "cause," which is defined as:

- his conviction of a felony or a crime involving moral turpitude;
- his act of dishonesty or fraud that has caused material harm to the Company;
- his willful and continued failure to substantially perform duties and obligations under his employment agreement (other than any such failure resulting from incapacity due to physical or mental illness); or
- his uncured gross negligence or willful misconduct.

If a named executive officer were terminated for cause, he would not be entitled to receive any amounts other than as listed under "Payments Made Upon Any Termination of Employment" above.

Payments Made Upon Resignation of a Named Executive Officer Without Good Reason. Each named executive officer may resign at any time. If his resignation were not for "good reason" (as defined below), he would not be entitled to receive any amounts other than as listed under "Payments Made Upon Any Termination of Employment" above.

The term "good reason" is defined in the named executive officers' employment agreements as:

- a reduction in the amount of the executive's compensation in a manner that constitutes a breach of his employment agreement;
- a material uncured breach of the Company's obligations under the employment agreement;
- an assignment of duties materially inconsistent with his position, duties, responsibilities and status with the Company, a reduction of his authority, a material change in his reporting responsibilities, titles or offices, or removal of him from any such positions (except in connection with the termination of his employment for cause, resignation of his employment other than for good reason or as a result of his death or disability); or
- a requirement that he relocate his place of work to a location more than 50 miles from the Company's current corporate headquarters (25 miles with respect to Mr. Stephen J. Harrison).

And, solely with respect to Mr. Stephen J. Harrison's employment agreement, as:

- a "change in control" (as defined below) of the Company (other than one that he approved or voted in favor of in his capacity as a director and/or stockholder of the Company); or
- removal from the Board other than for cause or is not reelected to the Board at the end of his term of service thereon.

Payments Made Upon Disability of a Named Executive Officer. In the event of a named executive officer's "disability" (defined as executive's incapacitation or other absence from his full-time duties for six consecutive months or for at least 180 days during any 12-month period, in either case as a result of a mental or physical illness or injury), he would be entitled to:

- all amounts under "Payments Made Upon Any Termination of Employment" above.

The term "disability" is defined under Mr. Stephen J. Harrison's employment agreement as:

- an inability to engage in any substantial gainful activity by reason of any medically physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months;
- the receipt of income replacement benefits for a period of not less than three (3) months under an accident and health plan sponsored by the Company which covers employees of the Company by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; or
- totally disabled, as determined by the Social Security Administration.

In the event of Mr. Stephen J. Harrison's disability, he would also be entitled to:

- payments during the "severance period" (as defined below) in an amount equal to 60% of his initial base salary, payable in regular installments, net of any benefits he receives from disability insurance;
- participate during the severance period in all employee health benefit programs made generally available to the Company's senior management; and
- the immediate vesting of all options granted pursuant to his nonqualified stock option agreement.

The term "severance period" is defined under Mr. Stephen J. Harrison's employment agreement as the second anniversary of the termination of his employment.

In the event of a named executive officer's "total and permanent disability" (as defined below), he would also be entitled to:

- the immediate termination of all remaining restrictions set forth and relating to all restricted stock awards granted to him.

The term "total and permanent disability" is defined under the Amended and Restated First Acceptance Corporation 2002 Long Term Incentive Plan as a person being qualified for long-term disability benefits under the Company's or one of its subsidiaries' disability plans or insurance policies; or, if no such plan or policy is then in existence or if such person is not eligible to participate in such plan or policy, that the person is incapacitated and absent from his or her duties with the Company or any of its subsidiaries on a full time basis for a period of six (6) continuous months or for at least one hundred eighty (180) days during any twelve (12) month period as a result of mental or physical illness or physical injury, as determined in good faith by the Compensation Committee.

Payments Made Upon Death of a Named Executive Officer. In the event of a named executive officer's death, his estate would be entitled to:

- all amounts under "Payments Made Upon Any Termination of Employment" above; and
- the immediate termination of all remaining restrictions set forth and relating to all restricted stock awards granted to him.

In the event of Mr. Stephen J. Harrison's death, his estate would also be entitled to:

- a bonus in the amount equal to the annual bonus he would have been entitled to had he remained an employee for the entire year, multiplied by the number of days in such year prior to the date of death, divided by 365.

Payments Made Upon Retirement of a Named Executive Officer. In the event of a named executive officer's retirement, he would be entitled to:

- all amounts under "Payments Made Upon Any Termination of Employment" above; and
- the immediate termination of all remaining restrictions set forth and relating to all restricted stock awards granted to him.

Payments Made Upon Termination Without Cause or Resignation for Good Reason. In the event of a named executive officer's termination without cause or resignation for good reason, he would be entitled to:

- all amounts under "Payments Made Upon Any Termination of Employment" above; and
- the immediate termination of all remaining restrictions set forth and relating to all restricted stock awards granted to him.

In the event of Mr. Stephen J. Harrison's termination without cause or resignation for good reason, he would also be entitled to:

- a payment equal to the product of his then current base salary, times two (2), payable in one lump sum as of the effective date of termination or resignation;
- a payment equal to the product of his annual bonus paid for the fiscal year immediately preceding the fiscal year in which the termination or resignation occurs, times two (2), payable in one lump sum as of the effective date of termination or resignation;
- participate through the second anniversary of termination or resignation in all employee health benefit programs made generally available to the Company's senior management; and
- an additional payment for any excise taxes resulting from the foregoing payments if the foregoing payments are made in connection with a change in control of the Company.

In the event of Messrs. Pierce or Cohn's termination without cause or resignation for good reason, he would also be entitled to:

- a payment equal to the product of his then current base salary, times two (2), payable in regular installments through the first anniversary of termination or resignation (if the termination or resignation is in connection with a "change in control" (as defined below) of the Company and occurs within twelve (12) months of such change in control, then the payment is payable in one lump sum as of the effective date of the termination or resignation);

- participate through the first anniversary of termination or resignation in all employee health benefit programs made generally available to the Company's senior management;
- an additional payment for any excise taxes resulting from the foregoing payments if the foregoing payments are made in connection with a change in control of the Company; and
- the vesting of 25% of their unvested options upon a termination without cause pursuant to the terms of their respective nonqualified stock option agreement.

In the event of Mr. Walker's termination without cause or resignation for good reason, he would also be entitled to:

- a payment equal to his then current base salary payable in regular installments through the first anniversary of termination or resignation (if the termination or resignation is in connection with a "change in control" (as defined below) of the Company and occurs within twelve (12) months of such change in control, then a payment equal to the product of his then current base salary, times 200 percent, is payable in one lump sum as of the effective date of the termination or resignation); and
- participate through the first anniversary of termination or resignation in all employee health benefit programs made generally available to the Company's employees (if termination or resignation is in connection with a change in control of the Company and occurs within twelve (12) months of such change in control, then participation through the second anniversary of termination or resignation in all employee health benefit programs made generally available to the Company's employees).

In the event of Mr. Bornemann's termination without cause or resignation for good reason, he would also be entitled to:

- a payment equal to his then current base salary payable in regular installments through the first anniversary of termination or resignation (if the termination or resignation is in connection with a "change in control" (as defined below) of the Company and occurs within twelve (12) months of such change in control, then a payment equal to the product of his then current base salary, times 150 percent, is payable in one lump sum as of the effective date of the termination or resignation); and
- participate through the first anniversary of termination or resignation in all employee health benefit programs made generally available to the Company's employees.

The term "change in control" is defined under the Amended and Restated First Acceptance Corporation 2002 Long Term Incentive Plan as:

- any consolidation, merger or share exchange of the Company in which the holders of a majority of the Company's outstanding voting power prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor thereto following such transaction;
- any sale, lease, exchange or other transfer (excluding transfer by way of pledge or hypothecation) in one transaction or a series of related transactions, of all or substantially all of the assets of the Company;
- the approval by the stockholders of the Company of any plan or proposal for the liquidation or dissolution of the Company;
- the cessation of control (by virtue of their not constituting a majority of directors) of the Board by the individuals who (a) at July 1, 2002 were directors or (b) become directors after July 1, 2002 and whose election or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then in office who were directors on July 1, 2002 or whose election or nomination for election was previously so approved; or
- the acquisition of beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of an aggregate of 50% or more of the voting power of the Company's outstanding voting securities by any person or group (as such term is used in Rule 13d-5 under the Securities Exchange Act of 1934) who beneficially owned less than 50% of the voting power of the Company's outstanding voting securities on July 1, 2002.

Provided, however, that notwithstanding the foregoing, an acquisition shall not constitute a change in control if the acquiror is (a) a trustee or other fiduciary holding securities under an employee benefit plan of the Company and acting in such capacity; (b) a subsidiary of the Company or a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of voting securities of the Company; or (c) in a Title 11 bankruptcy proceeding, the appointment of a trustee or the conversion of a case involving the Company to a case under Chapter 7.

Pursuant to the terms of each named executive officer's nonqualified stock option agreement, upon the effective date of a change in control, all unvested options granted to him will immediately become fully vested and exercisable provided that he is employed by (or, if he is a consultant or an outside director, is providing services to) the Company or a subsidiary from the grant date to the effective date of the change in control.

Pursuant to the terms of each named executive officer's restricted stock award agreement, upon the effective date of a change in control, all restrictions set forth and relating to such restricted stock awards granted to him will immediately be terminated.

Summary of Potential Payments on Termination or Change in Control. The following tables set forth the estimated benefits to which each named executive officer is entitled in the event that (i) the Company terminates the named executive officer without cause or the named executive officer resigns for good reason, (ii) the Company terminates the named executive officer without cause or the named executive officer resigns for good reason in connection with a change in control of the Company, or (iii) the Company terminates the named executive officer for cause or the named executive officer resigns without good reason, or as a result of disability, death or retirement of the named executive officer, assuming that the triggering event took place on and as of June 30, 2010.

Termination Without Cause or Resignation For Good Reason

Name	Bonus ($) (1)	Additional Severance Payment ($) (2)	Continued Benefit Plan Coverage ($) (3)	Accelerated Stock Option Vesting ($) (4)	Accelerated Restricted Stock Vesting ($) (5)	Total ($)
Stephen J. Harrison	450,000	1,000,000	14,136	--	61,525	1,525,661
Edward L. Pierce	--	800,000	10,712	--	386,181	1,196,893
Kevin P. Cohn	--	500,000	10,712	--	47,618	558,330
Daniel L. Walker	--	240,000	6,874	--	47,424	294,298
Keith E. Bornemann	--	160,000	10,493	--	24,338	194,831

(1) In the case of Mr. Stephen J. Harrison, includes the receipt of the accrued and unpaid bonuses and a lump sum payment equal to the bonus paid to the executive for the fiscal year immediately preceding the year in which the termination of employment occurs times two (2). In the case of Messrs. Pierce, Cohn, Walker and Bornemann, includes the receipt of the accrued and unpaid bonuses as stipulated in their respective employment agreements.

(2) In the case of Messrs. Stephen J. Harrison, Pierce and Cohn, includes the receipt of an amount equal to the then current base salary times two (2). In the case of Messrs. Walker and Bornemann, includes the receipt of the then current base salary.

(3) Represents the estimated maximum aggregate amount of the named executive officer's payable share of all medical, dental, health and disability insurance payables by the Company for the benefit of the named executive officer and members of his immediate family until the second anniversary of the date of termination of employment in the case of Mr. Stephen J. Harrison, and for the period of twelve (12) months after the termination date in the case of Messrs. Pierce, Cohn, Walker and Bornemann; also includes the continuation of all employee health benefit programs generally available to similarly situated employees during the defined post-termination period.

(4) Information regarding outstanding unexercisable options held by each named executive officer is set forth in the Outstanding Equity Awards at Fiscal Year-End table above. Stock options that have vested on an accelerated basis are exercisable within either twelve (12) or twenty-four (24) months, pursuant to the respective stock option agreement, following the date of the termination of service (which for purposes of this table is June 30, 2010). Consequently, the amounts included in this column represent the maximum profit the named executive officer would have received had he (i) exercised any of these options that were in-the-money and (ii) sold the underlying stock at $1.71 per share on June 30, 2010. All stock options held on June 30, 2010 that vested were out-of-the-money.

(5) Market value based on a closing share price of $1.71 for the Company's Common Stock on the New York Stock Exchange on June 30, 2010.

Termination Without Cause or Resignation for Good Reason Resulting From a Change in Control

Name	Bonus ($) (1)	Additional Severance Payment ($) (2)	Continued Benefit Plan Coverage ($) (3)	Accelerated Stock Option Vesting ($) (4)	Accelerated Restricted Stock Vesting ($) (5)	Total ($)
Stephen J. Harrison	450,000	1,000,000	14,136	--	61,525	1,525,661
Edward L. Pierce	--	800,000	10,712	--	386,181	1,196,893
Kevin P. Cohn	--	500,000	10,712	--	47,618	558,330
Daniel L. Walker	--	480,000	13,748	--	47,424	541,172
Keith E. Bornemann	--	240,000	10,493	--	24,338	274,831

(1) In the case of Mr. Stephen J. Harrison, includes the receipt of the accrued and unpaid bonuses and a lump sum payment equal to the bonus paid to the executive for the fiscal year immediately preceding the year in which the termination of employment occurs times two (2). In the case of Messrs. Pierce, Cohn, Walker and Bornemann, includes the receipt of the accrued and unpaid bonuses as stipulated in their respective employment agreements.

(2) In the case of Messrs. Stephen J. Harrison, Pierce, Cohn and Walker, includes the receipt of an amount equal to their then current base salary times two (2). In the case of Mr. Bornemann, includes the receipt of an amount equal to their then current base salary times 150 percent.

(3) Represents the estimated maximum aggregate amount of the named executive officer's payable share of all medical, dental, health and disability insurance payables by the Company for the benefit of the named executive officer and members of his immediate family until the second anniversary of the date of termination of employment in the case of Messrs. Stephen J. Harrison and Walker, and for the period of twelve (12) months after the termination date in the case of Messrs. Pierce, Cohn and Bornemann; also includes the continuation of all employee health benefit programs generally available to similarly situated employees during the defined post-termination period.

(4) Information regarding outstanding unexercisable options held by each named executive officer is set forth in the Outstanding Equity Awards at Fiscal Year-End table above. Stock options that have vested on an accelerated basis are exercisable within either twelve (12) or twenty-four (24) months, pursuant to the respective stock option agreement, following the date of the termination of service (which for purposes of this table is June 30, 2010). Consequently, the amounts included in this column represent the maximum profit the named executive officer would have received had he (i) exercised any of these options that were in-the-money and (ii) sold the underlying stock at $1.71 per share on June 30, 2010. All stock options held on June 30, 2010 that vested were out-of-the-money.

(5) Market value based on a closing share price of $1.71 for the Company's Common Stock on the New York Stock Exchange on June 30, 2010.

Termination For Cause or Resignation Without Good Reason, or Resulting From Disability, Death or Retirement

Name	Bonus ($) (1)	Additional Severance Payment ($) (2)	Continued Benefit Plan Coverage ($) (3)	Accelerated Stock Option Vesting ($) (4)	Accelerated Restricted Stock Vesting ($) (5)	Total ($)
Stephen J. Harrison						
Cause or Resignation Without Good Reason		--	--	--	--	--
Disability	--	300,000	14,136	--	61,525	375,661
Death	--	--	--	--	61,525	61,525
Retirement	--	--	--	--	61,525	61,525
Edward L. Pierce						
Cause or Resignation Without Good Reason		--	--	--	--	--
Disability	--	--	--	--	386,181	386,181
Death	--	--	--	--	386,181	386,181
Retirement	--	--	--	--	386,181	386,181
Kevin P. Cohn						
Cause or Resignation Without Good Reason	--	--	--	--	--	--
Disability	--	--	--	--	47,618	47,618
Death	--	--	--	--	47,618	47,618
Retirement	--	--	--	--	47,618	47,618
Daniel L. Walker						
Cause or Resignation Without Good Reason	--	--	--	--	--	--
Disability	--	--	--	--	47,424	47,424
Death	--	--	--	--	47,424	47,424
Retirement	--	--	--	--	47,424	47,424
Keith E. Bornemann						
Cause or Resignation Without Good Reason	--	--	--	--	--	--
Disability	--	--	--	--	24,338	24,338
Death	--	--	--	--	24,338	24,338
Retirement	--	--	--	--	24,338	24,338

(1) Includes the receipt of the accrued and unpaid bonuses as stipulated in their respective employment agreements.

(2) In the case of Mr. Stephen J. Harrison, includes the receipt of 60% of his initial base salary, net of any benefits received from disability insurance, as stipulated in his employment agreement.

(3) In the case of Mr. Stephen J. Harrison, represents the estimated maximum aggregate amount of his payable share of all medical, dental, health and disability insurance payables by the Company for the benefit of him and members of his immediate family until the second anniversary of the date of termination of employment.

(4) Information regarding outstanding unexercisable options held by each named executive officer is set forth in the Outstanding Equity Awards at Fiscal Year-End table above. Stock options that have vested on an accelerated basis are exercisable within either twelve (12) or twenty-four (24) months, pursuant to the respective stock option agreement, following the date of the termination of service (which for purposes of this table is June 30, 2010). Consequently, the amounts included in this column represent the maximum profit the named executive officer would have received had he (i) exercised any of these options that were in-the-money and (ii) sold the underlying stock at $1.71 per share on June 30, 2010. All stock options held on June 30, 2010 that vested were out-of-the-money.

(5) Market value based on a closing share price of $1.71 for the Company's Common Stock on the New York Stock Exchange on June 30, 2010.

PROPOSAL 2 – APPROVAL OF THE AMENDMENT TO THE FIRST ACCEPTANCE CORORATION EMPLOYEE STOCK PURCHASE PLAN

The Company believes that broad-based ownership of equity interests in the Company by its employees provides a substantial motivation for superior performance by more closely aligning the economic interests of those employees with the overall performance of the Company and the interests of the stockholders of the Company. In order to encourage ownership of the Company's common stock by its employees, the Board of Directors and stockholders of the Company previously approved the First Acceptance Corporation Employee Stock Purchase Plan, as amended, which we will refer to as the "plan." As of October 1, 2010, 200,000 shares of common stock were authorized for issuance under the plan and a total of 157,763 shares of common stock had been issued pursuant to the plan, resulting in 42,237 shares of common stock remaining available for issuance under the plan. The Board of Directors has reviewed the plan and determined that, in order to encourage continued participation in the plan by the Company's employees, the Company should amend the plan to increase the number of shares authorized for issuance under the plan from 200,000 shares to 400,000 shares. If approved by the stockholders, the amendment will become effective November 16, 2010.

Summary of the Material Provisions of the Plan, as Amended

The following summary of the material provisions of the plan is qualified in its entirety by reference to the text of the plan, as amended, which is attached to this proxy statement as Appendix A.

Participation; Awards under the Plan. Pursuant to the plan, each employee of the Company or a subsidiary of the Company (including executive officers of the Company) having at least six (6) months of continuous service prior to January 1 or July 1 of each year (each a "Commencement Date"), except for employees whose customary employment is 20 hours per week or less or whose customary employment is not for more than five months in any calendar year, is eligible to participate in the plan. Holders of 5% or more of the outstanding shares of common stock are not eligible to participate in the plan. The Company and its subsidiaries currently have approximately 1,050 employees who are eligible to participate in the plan.

Eligible employees may elect to deduct from their compensation an after-tax amount of not less than $25.00 per bi-weekly payroll period (or $25.00 per semi-monthly payroll period) and not more than 15% of their base pay on the Commencement Date for each six-month option period starting on each such Commencement Date (each such six-month period is referred to in the plan as an "Option Period"). The dollar amount deducted is credited to the participant's Contribution Account (as defined in the plan). In addition, a participant who has neither discontinued nor withdrawn his or her contributions during each Option Period is permitted to make one lump sum contribution during each Option Period (except during the last 30 days of the Option Period), as long as the aggregate amount of contributions does not exceed 15% of the participant's base pay on the Commencement Date (expressed as base pay for the applicable payroll period) multiplied by the number of payroll periods during that Option Period.

On the Grant Date (the first trading date of each Option Period), each participant in the plan shall be deemed to receive an option to purchase shares of common stock in accordance with the terms of the plan. On the Exercise Date (the last trading day of each Option Period), the amount deducted from each participant's salary and any additional amounts contributed on a lump-sum basis over the course of the period will be used to purchase shares of common stock at a purchase price (the "Exercise Price") equal to the lesser of (a) 100% of the Closing Market Price (as defined in the plan) of the shares of common stock on the Exercise Date and (b) 100% of the Closing Market Price of the shares of common stock on the Grant Date. On an Exercise Date, all options shall be automatically exercised, except for options which are cancelled when a participant withdraws the balance of his or her Contribution Amount or which are otherwise terminated under the provisions of the plan (such as upon the termination of a participant's employment for any reason except death, disability, or retirement at or after age 65).

Participants' rights under the plan are subject to the following limitations: (i) subject to certain adjustments, the maximum number of shares of common stock which may be purchased by a participant on an Exercise Date is 3,000 shares; (ii) no participant is allowed to purchase, during a calendar year, stock under the plan having a market value in excess of $25,000, as determined on the Grant Date; (iii) no option may be granted to a participant who would own 5% or more of the common stock of the Company immediately after the option is granted and (iv) no participant may assign, transfer or otherwise alienate any rights under the plan or any options granted to him or her thereunder, except by will or the laws of descent and distribution, and such options must be exercised during the participant's lifetime only by him or her.

Upon termination of a participant's employment, the employee shall cease being a participant under the plan, and the balance of the employee's Contribution Account shall be paid to the participant as soon as practical after termination. An option granted to such a participant shall be null and void from the date of termination. Upon the death, retirement or disability of a participant, the participant or his or her legal representative may withdraw the balance in his or her Contribution Account or may use the accumulated balance to purchase stock under the plan. Any remaining money that is insufficient to purchase a whole share is returned to such participant or his or her legal representative. Nothing in the plan is to be construed so as to give an employee the right to be retained in the service of the Company.

Administration. The plan is administered by a Plan Administrator, which Plan Administrator is currently the Compensation Committee of the Board of Directors. The Plan Administrator does not, however, have the discretion to deny the right to participate in the plan to any employee who meets the eligibility criteria.

Adjustments. In the case of a stock split, stock dividend, reclassification, recapitalization, merger, reorganization or other change in the Company's structure affecting the common stock, appropriate adjustments will be made by the Plan Administrator in the number of shares reserved for issuance under the plan and calculation of the Exercise Price.

Amendment. The Board of Directors of the Company has the right to amend or terminate the plan at any time, but cannot make an amendment to increase the number of shares reserved under the plan (except pursuant to certain changes in the capital structure of the Company) without the approval of the Company's stockholders. If the plan is terminated, all options outstanding at the time of termination shall become null and void, and the balance in each participant's Contribution Account shall be paid to that participant.

Certain U.S. Federal Income Tax Consequences

The following is a brief summary of the Federal income tax aspects of awards made under the plan based upon the Federal income tax laws in effect on the date hereof. This summary is not intended to be exhaustive and does not describe state or local tax consequences.

A holder will not recognize income for Federal tax purposes when shares are purchased. Income may be recognized when a holder disposes of his or her stock. If shares of stock are disposed of before a statutory holding period is met, ordinary income is recognized in an amount equal to the difference between the price paid for the shares and the market value of the shares on the date such shares were purchased. If shares are disposed of after meeting the holding period requirement, the holder receives ordinary taxable income in the calendar year of disposition equal to the excess of the fair market value of such shares of common stock on the day of disposition over the price paid for such shares. In either case, (i) if a holder's disposition is by gift, such holder will have no further income tax consequences and (ii) in the case of a sale of such shares, the difference between the net proceeds on the date of the disposition and the holder's tax basis in such shares (including ordinary income recognized in the disposition) will be taxable as capital gain or loss.

If an employee leaves contributions in the plan to purchase common stock after he or she retires, the tax consequences depend on whether the termination date is within three months of the Exercise Date. If the termination is not more than three months prior to the Exercise Date, the tax consequences are described above. However, if the termination date is more than three months prior to the Exercise Date, the holder is treated as exercising a non-qualified option and is taxed on the Exercise Date on the excess of market value of the stock on that date over the price paid.

Required Vote; Recommendation of the Board

Approval of this proposal requires the affirmative vote of a majority of the shares represented in person or by proxy and entitled to vote on the matter. A properly executed proxy marked "ABSTAIN" with respect to this proposal will have the same effect as a vote against the proposal. Broker nonvotes will not affect this proposal. However, as discussed elsewhere in this proxy statement, both abstentions and broker nonvotes will factor into the determination of the existence of a quorum.

The Board of Directors recommends that you vote FOR approval of the amendment to the First Acceptance Corporation Employee Stock Purchase Plan.

PROPOSAL 3 – RATIFICATION OF INDEPENDENT AUDITORS

The Audit Committee has selected Ernst & Young LLP ("Ernst & Young") to serve as our independent auditors for the current fiscal year, and the stockholders are requested to ratify this appointment. Ernst & Young has served as our independent registered public accounting firm since September 2005. A representative of Ernst & Young is expected to be present at the annual meeting, will have an opportunity to make a statement if he or she so desires and is expected to be available to respond to appropriate questions. Stockholders should recognize that the ratification of the appointment of Ernst & Young does not preclude the Audit Committee from subsequently determining to change independent auditors if the Audit Committee determines such action to be in the best interests of the Company and its stockholders.

Fees Billed to Us by Ernst & Young LLP For Fiscal 2010 and 2009

Audit Fees. The aggregate audit fees billed by Ernst & Young for the fiscal years ended June 30, 2010 and 2009 were $651,950 and $765,000, respectively. The fees include professional services and expenses for annual audits, including internal control over financial reporting, and quarterly reviews of our financial statements.

Audit-Related Fees. Audit-related fees billed by Ernst & Young for the fiscal years ended June 30, 2010 and 2009 were $25,000 and $25,000, respectively. These fees related to the audit of the Company's 401(k) plan.

Tax Fees. The aggregate tax fees billed by Ernst & Young for the fiscal years ended June 30, 2010 and 2009 were $69,500 and $79,500, respectively. These fees related primary to the preparation of fiscal year federal and state income tax returns for the Company.

All Other Fees. Other fees billed by Ernst & Young for the fiscal year ended June 30, 2010 were $760,000. These fees related to transaction advisory services. No amounts were billed by Ernst & Young during the fiscal year ended June 30, 2009 that would be categorized as "All Other Fees."

Audit Committee Pre-Approval Policies and Procedures.

Our Audit Committee has adopted a policy, contained in its Restated Charter, which provides that our Audit Committee must pre-approve all audit and non-audit services provided to the Company by our independent auditors. This policy is administered by our senior management, which reports throughout the year to the Audit Committee. The Audit Committee pre-approved all audit and non-audit services provided by Ernst & Young.

Auditor Rotation Policies

Ernst & Young maintains partner rotation policies in accordance with the rules promulgated by the SEC. Such rules have required rotation of the lead audit partner after five years of assignment to the engagement.

Required Vote; Recommendation of the Board

Approval of this proposal requires the affirmative vote of a majority of the shares represented in person or by proxy and entitled to vote on the matter. A properly executed proxy marked "ABSTAIN" with respect to this proposal will have the same effect as a vote against the proposal. However, as discussed elsewhere in this proxy statement, both abstentions and broker nonvotes will factor into the determination of the existence of a quorum.

The Board of Directors recommends that you vote FOR the ratification of the appointment of Ernst & Young LLP as First Acceptance Corporation's independent auditors.

OTHER MATTERS

As of the date of this proxy statement, we know of no business that will be presented for consideration at the annual meeting other than the items referred to above. If any other matter is properly brought before the meeting for action by stockholders, proxies in the enclosed form returned to us will be voted in accordance with the recommendation of the Board of Directors or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder.

ADDITIONAL INFORMATION

Stockholder Proposals for the 2011 Annual Meeting. Pursuant to Rule 14a-8(e) of the Securities Exchange Act of 1934, stockholder proposals submitted in accordance with applicable rules and regulations for presentation at our next annual meeting and received at our executive offices no later than June 17, 2011 will be considered for inclusion in our proxy statement and form of proxy relating to the 2011 annual meeting.

For other stockholder proposals to be timely (but not considered for inclusion in our proxy statement), a stockholder's notice must be received at our executive offices no later than 60 days before our annual meeting or (if later) within ten days after the public notice of that meeting is sent to the stockholders of the Company, and should otherwise comply with the advance notice provisions of our certificate of incorporation. For proposals that are not timely filed, we retain discretion to vote the proxies that we receive. For proposals that are timely filed, we retain discretion to vote the proxies that we receive, provided (1) we include in our proxy statement advice on the nature of the proposal and how we intend to exercise our voting discretion and (2) the proponent does not issue a proxy statement.

Proxy Solicitation Costs. The proxies being solicited hereby are being solicited by us. We will bear the cost of soliciting proxies in the enclosed form. Our officers and regular employees may, but without compensation other than their regular compensation, solicit proxies by mail, personal conversations, telephone, telex, facsimile or electronic means. Upon request, we will reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation material to the beneficial owners of our common stock.

Financial Statements Available. A copy of our 2010 Annual Report to Stockholders containing our Annual Report on Form 10-K for the year ended June 30, 2010 and other information accompanies this proxy statement.

Householding Information. As permitted by the SEC's proxy statement rules, we will deliver only one copy of our 2010 Annual Report to Stockholders or this proxy statement to two or more stockholders who share an address, unless we have received contrary instructions from one or more of the stockholders. We will deliver promptly, upon written or oral request, a separate copy of our 2010 Annual Report to Stockholders or this proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered. Conversely, stockholders sharing an address who are receiving multiple copies of our annual reports or proxy statements may request delivery of a single copy.

Requests in this regard should be addressed to:

Investor Relations
First Acceptance Corporation
3813 Green Hills Village Drive
Nashville, Tennessee 37215
1-800-321-0899

assumptions, including estimated discounted cash flows and other estimates that may change over time. If future discounted cash flows become less than those projected by us, further impairment charges may become necessary that could have a materially adverse impact on our results of operations and financial condition. As quoted market prices in active stock markets are relevant evidence of fair value, a significant decline in our common stock trading price may indicate an impairment of goodwill.

Provision for Income Taxes

The provision for income taxes for the year ended June 30, 2010 was $0.4 million, compared with $18.4 million for fiscal year 2009. The provision for income taxes for the year ended June 30, 2010 related to current state income taxes for certain subsidiaries with taxable income. At June 30, 2010 and 2009, we established a full valuation allowance against all net deferred tax assets. In assessing our ability to support the realizability of our deferred tax assets, we considered both positive and negative evidence. We placed greater weight on historical results than on our outlook for future profitability. The deferred tax valuation allowance may be adjusted in future periods if we determine that it is more likely than not that some portion or all of the deferred tax assets will be realized. In the event the deferred tax valuation allowance is adjusted, we would record an income tax benefit for the adjustment.

The provision for income taxes for the year ended June 30, 2009 included the establishment of a full valuation allowance against our net deferred tax assets which, in combination with the tax effect of the goodwill impairment charge, resulted in a net increase in the tax provision of $15.3 million during the three months ended June 30, 2009. This charge was partially offset by a $5.1 million tax benefit related to the utilization of tax NOL carryforwards expiring in 2009 that had been previously reserved for through a valuation allowance resulting in a net increase in the tax provision for the year of $10.2 million.

Real Estate and Corporate

Loss before income taxes from real estate and corporate operations for the year ended June 30, 2010 was $7.1 million, compared with a loss from real estate and corporate operations before income taxes of $7.4 million for the year ended June 30, 2009. Segment losses consist of other operating expenses not directly related to our insurance operations, interest expense and stock-based compensation offset by investment income on corporate invested assets.

We incurred $3.9 million of interest expense during both the year ended June 30, 2010 and 2009 related to the debentures issued in June 2007. During the year ended June 30, 2009, we incurred $0.1 million of interest expense in connection with borrowings under our former credit facility. The credit facility was repaid in full and terminated on October 31, 2008.

Year Ended June 30, 2009 Compared with the Year Ended June 30, 2008

Consolidated Results

Revenues for the year ended June 30, 2009 decreased 20% to $265.5 million from $332.4 million in the prior year. Loss before income taxes for the year ended June 30, 2009 was $49.9 million, compared with a loss before income taxes of $4.0 million for the year ended June 30, 2008. The loss before income taxes for the year ended June 30, 2009 included a goodwill impairment charge of $68.0 million. Net loss for the year ended June 30, 2009 was $68.3 million, compared with a net loss of $17.8 million for the year ended June 30, 2008. The net loss for the year ended June 30, 2009 included the goodwill impairment charge and an additional net charge of $10.2 million resulting from the $15.3 million tax effect of the goodwill impairment charge and the establishment of a full valuation allowance on the remaining deferred tax assets offset by a tax benefit of $5.1 million related to the utilization of federal NOL carryforwards that were to expire on June 30, 2009 that had been previously reserved for through a valuation allowance. Basic and diluted net loss per share was $1.43 for the year ended June 30, 2009, compared with basic and diluted net loss per share of $0.37 for the year ended June 30, 2008.

Insurance Operations

Revenues from insurance operations were $265.3 million for the year ended June 30, 2009, compared with $332.2 million for the year ended June 30, 2008. Loss before income taxes from insurance operations for the year ended June 30, 2009 was $42.5 million, compared with income before income taxes from insurance operations of $4.7 million for the year ended June 30, 2008.

Premiums Earned

Premiums earned decreased by $61.8 million, or 22%, to $224.1 million for the year ended June 30, 2009, from $285.9 million for the year ended June 30, 2008. The decrease in premiums earned was primarily due to the weak economic conditions, which caused both a decline in the number of policies written, as well as an increase in the percentage of our customers purchasing liability only coverage. Rate actions taken in a number of states to improve underwriting profitability and the closure of underperforming stores also contributed toward the decrease in policies written and premiums earned. Approximately 67% of the $61.8 million decline in premiums earned for the year ended June 30, 2009 was in our Florida, Georgia, South Carolina and Texas markets.

The total number of policies in force at June 30, 2009 decreased 18% over the same date in 2008 from 194,079 to 158,222, primarily due to the factors noted above. At June 30, 2009, we operated 418 stores, compared with 431 stores at June 30, 2008.

Commission and Fee Income

Commission and fee income decreased 13% to $31.8 million for the year ended June 30, 2009, from $36.5 million for the year ended June 30, 2008. The decrease in commission and fee income was a result of the decrease in the number of policies in force, partially offset by higher fee income related to commissionable ancillary products sold through our retail locations.

Investment Income

Investment income decreased to $9.5 million during the year ended June 30, 2009 from $11.3 million during the year ended June 30, 2008. The decrease in investment income was primarily a result of an increase in cash and cash equivalents, a decrease in the amount of assets invested in fixed maturities, and the significant decline during fiscal year 2009 in yields on cash equivalents. Cash and cash equivalents increased from $38.6 million at June 30, 2008 to $77.2 million at June 30, 2009 primarily as a result of the sale of fixed maturity investments in fiscal year 2009 to generate taxable income in order to utilize expiring NOLs. At June 30, 2009 and 2008, the tax-equivalent book yield for our portfolio was 3.5% and 5.1%, respectively, with effective durations of 2.26 and 3.69 years, respectively, which both declined as a result of the increase in cash equivalents previously discussed.

Net realized gains (losses) on investments, available-for-sale

Net realized gains on investments, available-for-sale during the year ended June 30, 2009 included $2.5 million in net realized gains from the sales of securities as previously noted. Net realized gains on investments, available-for-sale during the year ended June 30, 2009 also included $2.4 million of charges related to OTTI on investments, which was comprised of $1.5 million related to certain non-agency backed CMOs and $0.9 million related to three corporate bonds. Net realized losses on investments, available-for-sale during the year ended June 30, 2008 included $1.4 million of charges related to OTTI on certain non-agency backed CMOs.

Loss and Loss Adjustment Expenses

The loss and loss adjustment expense ratio was 66.6% for the year ended June 30, 2009, compared with 76.9% for the year ended June 30, 2008. For the year ended June 30, 2009, we experienced favorable development of $11.4 million for losses occurring prior to June 30, 2008.

The favorable development for the year ended June 30, 2009 was due to lower than anticipated severity and frequency of accidents. Excluding the development noted above, the loss and loss adjustment expense ratio for the year ended June 30, 2009 was 71.7%. The year-over-year improvement reflects among other things, favorable severity trends in property and physical damage coverages, rate actions taken in a number of states to improve underwriting profitability, improvement in our underwriting and claim handling practices, and the shift in business mix toward renewal policies, which have lower loss ratios than new policies.

Operating Expenses

Insurance operating expenses decreased 12% to $87.1 million for the year ended June 30, 2009 from $98.4 million for the year ended June 30, 2008. The decrease was primarily a result of a reduction in costs (such as employee-agent commissions and premium taxes) that varied along with the decrease in premiums earned as well as savings realized from the closure of underperforming stores.

The expense ratio increased from 21.7% for the year ended June 30, 2008 to 24.7% for fiscal year 2009. The year-over-year increase in the expense ratio was due to the drop in revenues, which resulted in a higher percentage of fixed expenses (such as rent and base salary).

Overall, the combined ratio decreased to 91.3% for the year ended June 30, 2009 from 98.6% for the year ended June 30, 2008.

Litigation Settlement

Litigation settlement costs for the year ended June 30, 2009 were $1.6 million, compared with $7.5 million for fiscal year 2008. The costs during the years ended June 30, 2009 and 2008 were incurred in connection with our settlement and defense of the litigation as described further in Note 16 to our consolidated financial statements. The year ended June 30, 2009 also included a $2.95 million insurance recovery from our insurance carrier regarding coverage for the costs and expenses we incurred relating to the settlement and reductions in expense related to the forfeiture of premium credits by Georgia and Alabama class members.

At December 31, 2008, we accrued $5.2 million for premium credits available to class members who were actively insured by the Company.

Goodwill Impairment

We recorded a non-cash, pre-tax goodwill impairment charge in fiscal year 2009 of $68.0 million. As a result of the adverse impact of difficult economic conditions on our customers and business and the resulting decline in its share price during the fourth quarter of fiscal year 2009, we estimated that a goodwill impairment charge at June 30, 2009 was probable. Accordingly, we recognized an estimated non-cash, pre-tax goodwill impairment charge of $68.0 million in the fourth quarter of fiscal year 2009. Due to the complexity of the fair value calculations involved, the analysis of the goodwill impairment charge recognized during the fourth quarter of fiscal year 2009 was finalized during the first quarter of fiscal year 2010 and the amount of the impairment did not differ from the initial estimate. The key assumptions used to determine the fair value of our reporting unit, from a market participant's perspective, included (i) long-term revenue growth rates ranging from 5% to 10%, (ii) a discount rate of 14.5%, which was based on an estimated weighted average cost of capital adjusted for the risks associated with our operations and (iii) recent industry transaction trends in price to tangible book multiples and related returns on tangible equity. The estimated goodwill impairment charge did not have a materially adverse impact on the continuing operations, liquidity, or statutory surplus of the Company.

A variance in the discount rate could have had a significant effect on the amount of the estimated goodwill impairment charge recognized. A one percent (1%) increase or decrease in the discount rate would have caused an increase or decrease in the estimated goodwill impairment charge of approximately $20.0 million.

Provision for Income Taxes

The provision for income taxes for the year ended June 30, 2009 was $18.4 million, compared with $13.8 million for the same period in fiscal year 2008. At June 30, 2009, we established a full valuation allowance against our net deferred tax assets which, in combination with the tax effect of the goodwill impairment charge, resulted in a net increase in the tax provision of $15.3 million during the three months ended June 30, 2009. This charge was partially offset by a $5.1 million tax benefit related to the utilization of tax NOL carryforwards expiring in 2009 that had been previously reserved for through a valuation allowance resulting in a net increase in the tax provision for the year of $10.2 million.

The provision for income taxes for the year ended June 30, 2008 included a charge of $11.4 million related to the expiration of certain federal NOL carryforwards as well as an increase in the valuation allowance of $3.6 million for the deferred tax asset for certain federal NOL carryforwards resulting in a charge totaling $15.0 million. The changes during the year ended June 30, 2008 related to the valuation allowance were due to (i) revisions in estimates for our future taxable income based on the most recent fiscal year results and (ii) taxable income for the most recent fiscal year being less than our prior estimates.

Real Estate and Corporate

Loss before income taxes from real estate and corporate operations for the year ended June 30, 2009 was $7.4 million, compared with a loss from real estate and corporate operations before income taxes of $8.7 million for the year ended June 30, 2008. During the year ended June 30, 2009, we incurred $0.1 million of interest expense in connection with credit facility borrowings, compared with $0.7 million for the year ended June 30, 2008. The credit facility was repaid in full and terminated on October 31, 2008. We incurred $3.9 million of interest expense during both the year ended June 30, 2009 and 2008 related to the debentures issued in June 2007.

Liquidity and Capital Resources

Our primary sources of funds are premiums, fees and investment income from our insurance company subsidiaries and commissions and fee income from our non-insurance company subsidiaries. Our primary uses of funds are the payment of claims and operating expenses. Net cash used in operating activities for the year ended June 30, 2010 and 2009 was $1.1 million and $5.3 million, respectively. Net cash used in operating activities for both periods was primarily the result of a decrease in cash collected from premiums written. Net cash used in investing activities for the year ended June 30, 2010 was $49.9 million, compared with net cash provided by investment activities of $47.7 million for the same period in the prior fiscal year. The year ended June 30, 2010 included net additions in our investment portfolio of $48.3 million, while the same period in the prior fiscal year included net reductions in our investment portfolio of $49.9 million. The net additions in the current fiscal year were primarily the result of the reinvestment of the proceeds from the prior fiscal year sales of fixed maturity investments to generate taxable income to utilize expiring NOLs. Financing activities for the year ended June 30, 2009 included principal prepayments on our former credit facility of $3.9 million.

Our holding company requires cash for general corporate overhead expenses and for debt service related to our debentures payable. The holding company's primary sources of unrestricted cash to meet its obligations are dividends from our insurance company subsidiaries and the sale of ancillary products to our insureds. The holding company also receives cash from operating activities as a result of investment income. Through an intercompany tax allocation arrangement, taxable losses of the holding company provide cash to the holding company to the extent that taxable income is generated by the insurance company subsidiaries. At June 30, 2010, we had $9.8 million available in unrestricted cash and investments outside of the insurance company subsidiaries. These funds and the additional unrestricted cash from the sources noted above will be used to pay our future cash requirements outside of the insurance company subsidiaries.

The holding company has debt service requirements related to the debentures payable. The debentures are interest-only and mature in full in July 2037. Interest is fixed annually through July 2012 at $3.9 million. The debentures pay a fixed rate of 9.277% until July 30, 2012, after which time the rate becomes variable (LIBOR plus 375 basis points).

State insurance laws limit the amount of dividends that may be paid from our insurance company subsidiaries. Based on our statutory capital and surplus, we believe our ordinary dividend capacity for the next twelve months will be approximately $12 million. Based on our earned surplus, we believe that we have extraordinary dividend capacity, of an additional $7 million, subject to regulatory approval.

The NAIC Model Act for RBC provides formulas to determine the amount of statutory capital and surplus that an insurance company needs to ensure that it has an acceptable expectation of not becoming financially impaired. There are statutory guidelines that suggest that on an annual calendar year basis, the insurance company subsidiaries should not exceed a ratio of net premiums written to statutory capital and surplus of 3-to-1. Based on our current forecast of statutory capital and surplus and net premiums written, we anticipate our ratio will be approximately 2-to-1 for the reasonably foreseeable future.

We believe that existing cash and investment balances, when combined with anticipated cash flows as noted above, will be adequate to meet our expected liquidity needs, for both the holding company and our insurance company subsidiaries, in both the short-term and the reasonably foreseeable future. Any future growth strategy may require external financing, and we may from time to time seek to obtain external financing. We cannot assure that additional sources of financing will be available to us on favorable terms, or at all, or that any such financing would not negatively impact our results of operations.

Contractual Obligations

The following table summarizes all of our contractual obligations by period at June 30, 2010 (in thousands).

	Payments Due By Period				
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Loss and loss adjustment expense reserves (1)..	$ 73,198	$ 26,571	$ 32,134	$ 9,369	$ 5,124
Debentures payable (2)............................	93,378	3,826	5,764	3,533	80,255
Capitalized lease obligations......................	155	79	76	--	--
Operating leases (3)................................	21,172	7,837	8,276	3,301	1,758
Litigation settlement (4)	46	46	--	--	--
Other..	358	231	127	--	--
Total contractual cash obligations................	$ 188,307	$ 38,590	$ 46,377	$ 16,203	$ 87,137

(1) Loss and loss adjustment expense reserves do not have contractual maturity dates; however, based on historical payment patterns, the amount presented is our estimate of the expected timing of these payments. The timing of these payments is subject to significant uncertainty. We maintain a portfolio of marketable investments with varying maturities and a substantial amount of cash and cash equivalents intended to provide adequate cash flows for such payments.

(2) Payments due by period assume a contractual fixed interest rate of 9.277% until July 30, 2012, after which the rate becomes variable (LIBOR plus 375 basis points, or 4.284% at June 30, 2010).

(3) Consists primarily of rental obligations under real estate leases related to our retail locations and corporate offices.

(4) Consists primarily of the provision associated with the estimated utilization of premium credits for Georgia and Alabama litigation settlement class members who were insured by the Company at June 30, 2010 and received the premium credits. For additional information with respect to the litigation settlements, see Note 16 to our consolidated financial statements.

Trust Preferred Securities

On June 15, 2007, First Acceptance Statutory Trust I ("FAST I"), our wholly-owned unconsolidated subsidiary trust entity, completed a private placement whereby FAST I issued 40,000 shares of preferred securities at $1,000 per share to outside investors and 1,240 shares of common securities to us, also at $1,000 per share. FAST I used the proceeds from the sale of the preferred securities to purchase $41.2 million of junior subordinated debentures from us. The debentures will mature on July 30, 2037 and are redeemable by the Company in whole or in part beginning on July 30, 2012, at which time the preferred securities are callable. The debentures pay a fixed rate of 9.277% until July 30, 2012, after which the rate becomes variable (LIBOR plus 375 basis points). The obligations of the Company under the junior subordinated debentures represent full and unconditional guarantees by the Company of FAST I's obligations for the preferred securities. Dividends on the preferred securities are cumulative, payable quarterly in arrears and are deferrable at the Company's option for up to five years. The dividends on these securities are the same as the interest on the debentures. The Company cannot pay dividends on its common stock during any such deferments. FAST I does not meet the requirements for consolidation of FASB ASC 810-10, *Variable Interest Entities* (*Prior authoritative literature:* FASB Statement of Financial Accounting Standards ("SFAS") No. 167).

Off-Balance Sheet Arrangements

We use off-balance sheet arrangements (e.g., operating leases) where the economics and sound business principles warrant their use. For additional information with respect to our operating leases, see "Contractual Obligations" above and Note 7 to our consolidated financial statements.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements. As more information becomes known, these estimates and assumptions could change, thus having an impact on the amounts reported in the future. The following are considered to be our critical accounting estimates.

Valuation of deferred tax asset

We maintain income taxes in accordance with FASB ASC 740-10, *Income Taxes (Prior authoritative literature:* FASB SFAS No. 109), whereby deferred income tax assets and liabilities result from temporary differences. Temporary differences are differences between the tax basis of assets and liabilities and operating loss and tax credit carryforwards and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. Valuation of the deferred tax asset is considered a critical accounting estimate because the determination of our ability to utilize the asset involves a number of management assumptions relating to future operations that could materially affect the determination of the ultimate value and, therefore, the carrying amount of our deferred tax asset.

Goodwill and identifiable intangible assets

Goodwill and other identifiable intangible assets are attributable to our insurance operations and were initially recorded at their estimated fair values at the date of acquisition. Goodwill and other intangible assets having an indefinite useful life are not amortized for financial statement purposes. We are required to perform annual impairment tests of our goodwill and intangible assets. We perform our annual impairment tests as of the last day of the fourth quarter of each fiscal year. In the event that facts and circumstances indicate that the goodwill and other identifiable intangible assets may be impaired, an interim impairment test would be required. Intangible assets with finite lives have been fully amortized over their useful lives.

The goodwill impairment test is a two-step process that requires us to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of each reporting unit based on valuation techniques, including a discounted cash flow model using revenue and profit forecasts, and comparing those estimated fair values with the carrying values of those assets and liabilities, which includes the allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment, if any, by determining an "implied fair value" of goodwill. The determination of the "implied fair value" of goodwill of a reporting unit requires us to allocate the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the "implied fair value" of goodwill, which is compared to its corresponding carrying value.

Our evaluation includes multiple assumptions, including estimated discounted cash flows and other estimates that may change over time. If future discounted cash flows become less than those projected by us, further impairment charges may become necessary that could have a materially adverse impact on our results of operations and financial condition. As quoted market prices in active stock markets are relevant evidence of fair value, a significant decline in our common stock trading price may indicate an impairment of goodwill.

Investments

Our investments are recorded at fair value, which is typically based on publicly available quoted prices. From time to time, the carrying value of our investments may be temporarily impaired because of the inherent volatility of publicly-traded investments. Management reviews investments for impairment on a quarterly basis. A decline in the fair value of any available-for-sale security below cost that is deemed to be other-than-temporary would result in a charge against income for the credit-related portion of any such impairment.

The determination of whether unrealized losses are "other-than-temporary" requires judgment based on subjective as well as objective factors. We routinely monitor our investment portfolio for changes in fair value that might indicate potential impairments and perform detailed reviews on such securities. Changes in fair value are evaluated to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer or (ii) market-related factors such as interest rates or sector declines.

Securities with declines attributable to issuer-specific fundamentals are reviewed to identify all available evidence to estimate the potential for impairment. Resources used include historical financial data included in SEC filings for corporate bonds and performance data regarding the underlying loans for CMOs. Securities with declines attributable solely to market or sector declines where we do not intend to sell the security and it is more likely than not that we will not be required to sell the security before the recovery of its amortized cost basis are not deemed to be other-than-temporary.

Losses and loss adjustment expense reserves

Loss and loss adjustment expense reserves represent our best estimate of our ultimate liability for losses and loss adjustment expenses relating to events that occurred prior to the end of any given accounting period but have not been paid. Months and potentially years may elapse between the occurrence of an automobile accident covered by one of our insurance policies, the reporting of the accident and the payment of the claim. We record a liability for estimates of losses that will be paid for accidents that have been reported, which is referred to as case reserves. As accidents are not always reported when they occur, we estimate liabilities for accidents that have occurred but have not been reported.

We are directly liable for loss and loss adjustment expenses under the terms of the insurance policies that our insurance company subsidiaries underwrite. Each of our insurance company subsidiaries establishes a reserve for all of its unpaid losses, including case reserves and IBNR reserves, and estimates for the cost to settle the claims. We estimate our IBNR reserves by estimating our ultimate liability for loss and loss adjustment expense reserves first, and then reducing that amount by the amount of cumulative paid claims and by the amount of our case reserves. We rely primarily on historical loss experience in determining reserve levels, on the assumption that historical loss experience provides a good indication of future loss experience. We also consider various other factors, such as inflation, claims settlement patterns, legislative activity and litigation trends. Our actuarial staff continually monitors these estimates on a state and coverage level. We utilize our actuarial staff to determine appropriate reserve levels. As experience develops or new information becomes known, we increase or decrease the level of our reserves in the period in which changes to the estimates are determined. Accordingly, the actual losses and loss adjustment expenses may differ materially from the estimates we have recorded. See "Item 1. Business – Loss and Loss Adjustment Expense Reserves" for additional information.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the potential economic loss arising from adverse changes in the fair value of financial instruments. Our exposures to market risk relate primarily to our investment portfolio, which is exposed primarily to interest rate risk and credit risk. The fair value of our investment portfolio is directly impacted by changes in market interest rates; generally, the fair value of fixed-income investments moves inversely with movements in market interest rates. Our fixed maturity portfolio is comprised of substantially all fixed rate investments with primarily short-term and intermediate-term maturities. Likewise, the underlying investments of our current mutual fund investment are also fixed-income investments. This portfolio composition allows flexibility in reacting to fluctuations of interest rates. The portfolios of our insurance company subsidiaries are managed to achieve an adequate risk-adjusted return while maintaining sufficient liquidity to meet policyholder obligations.

Interest Rate Risk

The fair values of our fixed maturity investments fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases, respectively, in the fair values of those instruments. Additionally, the fair values of interest rate sensitive instruments may be affected by the creditworthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument and other general market conditions.

The following table summarizes the estimated effects of hypothetical increases and decreases in interest rates resulting from parallel shifts in market yield curves on our fixed maturity portfolio (in thousands). It is assumed that the effects are realized immediately upon the change in interest rates. The hypothetical changes in market interest rates do not reflect what could be deemed best or worst case scenarios. Variations in market interest rates could produce significant changes in the timing of repayments due to prepayment options available. For these reasons, actual results might differ from those reflected in the table.

	Sensitivity to Instantaneous Interest Rate Changes (basis points)					
	(100)	(50)	0	50	100	200
Fair value of fixed maturity portfolio	$ 195,683	$ 192,412	$ 189,094	$ 185,741	$ 182,400	$ 175,871

The following table provides information about our fixed maturity investments at June 30, 2010 which are sensitive to interest rate risk. The table shows expected principal cash flows (at par value, which differs from amortized cost as a result of premiums or discounts at the time of purchase and OTTI) by expected maturity date for each of the five fiscal years and collectively for all fiscal years thereafter (in thousands). Callable bonds and notes are included based on call date or maturity date depending upon which date produces the most conservative yield. CMOs and sinking fund issues are included based on maturity year adjusted for expected payment patterns. Actual cash flows may differ from those expected.

Year Ended June 30,	Securities with Unrealized Gains	Securities with Unrealized Losses	Securities with No Unrealized Gains or Losses	All Fixed Maturity Securities
2011	$ 13,393	$ 1,234	$ 1	$ 14,628
2012	20,832	582	--	21,414
2013	26,074	1,115	--	27,189
2014	25,454	797	--	26,251
2015	20,868	798	--	21,666
Thereafter	55,684	11,802	--	67,486
Total	$ 162,305	$ 16,328	$ 1	$ 178,634
Fair value	$ 173,237	$ 15,790	$ 67	$ 189,094

On June 15, 2007, our wholly-owned unconsolidated trust entity, FAST I, used the proceeds from its sale of trust preferred securities to purchase $41.2 million of junior subordinated debentures. The debentures pay a fixed rate of 9.277% until July 30, 2012, after which the rate becomes variable (LIBOR plus 375 basis points).

Credit Risk

Credit risk is managed by diversifying the portfolio to avoid concentrations in any single industry group or issuer and by limiting investments in securities with lower credit ratings. The largest investment in any one investment, excluding U.S. government and agency securities, is the $7.5 million investment in a single mutual fund, or 4% of the investment portfolio. The top five investments make up 15% of the investment portfolio. The average credit quality rating for our fixed maturity portfolio was AA- at June 30, 2010. There are no fixed maturities in the portfolio that have not produced investment income during the previous twelve months.

The following table presents the underlying ratings of our fixed maturity portfolio by nationally recognized securities rating organizations at June 30, 2010 (in thousands).

Comparable Rating	Amortized Cost	% of Amortized Cost	Fair Value	% of Fair Value
AAA	$ 73,167	40.5%	$ 77,016	40.7%
AA+, AA, AA-	37,169	20.6%	39,484	20.9%
A+, A, A-	49,525	27.5%	52,243	27.6%
BBB+, BBB, BBB-	11,307	6.3%	11,467	6.1%
Total investment grade	171,168	94.9%	180,210	95.3%
Not rated	3,949	2.2%	4,059	2.1%
BB+, BB, BB-	1,874	1.0%	1,821	1.0%
B+, B, B-	1,142	0.6%	1,089	0.6%
CCC+, CCC, CCC-	1,606	0.9%	1,439	0.8%
CC+, CC, CC-	505	0.3%	286	0.1%
C+, C, C-	163	0.1%	190	0.1%
Total non-investment grade	5,290	2.9%	4,825	2.6%
Total	$ 180,407	100.0%	$ 189,094	100.0%

The mortgage industry has experienced a rise in mortgage delinquencies and foreclosures, particularly among lower quality exposures ("sub-prime" and "Alt-A"). As a result of these increasing delinquencies and foreclosures, many CMOs with underlying sub-prime and Alt-A mortgages as collateral experienced significant declines in fair value. At June 30, 2010, our fixed maturity portfolio included three CMOs having sub-prime exposure with a fair value of $0.8 million and no exposure to Alt-A investments.

Our investment portfolio consists of $39.0 million of municipal bonds, of which $24.7 million are insured. Of the insured bonds, 69% are insured with MBIA, 14% with AMBAC and 17% with XL Capital. These securities are paying their principal and periodic interest timely.

The following table presents the underlying ratings at June 30, 2010, represented by the lower of either Standard and Poor's, Fitch's, or Moody's ratings, of the municipal bond portfolio (in thousands).

	Insured		Uninsured		Total	
	Fair Value	% of Fair Value	Fair Value	% of Fair Value	Fair Value	% of Fair Value
AAA	$ --	--	$ 4,776	33%	$ 4,776	12%
AA+, AA, AA-	11,772	48%	5,565	39%	17,337	45%
A+, A, A-	11,287	46%	3,951	28%	15,238	39%
BBB+, BBB, BBB-	1,613	6%	--	--	1,613	4%
Total	$ 24,672	100%	$ 14,292	100%	$ 38,964	100%

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
First Acceptance Corporation

We have audited the accompanying consolidated balance sheets of First Acceptance Corporation and subsidiaries (the "Company") as of June 30, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2010. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Acceptance Corporation and subsidiaries at June 30, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), First Acceptance Corporation and subsidiaries' internal control over financial reporting as of June 30, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 31, 2010 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Nashville, Tennessee
August 31, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
First Acceptance Corporation

We have audited First Acceptance Corporation and subsidiaries' (the "Company") internal control over financial reporting as of June 30, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Annual Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, First Acceptance Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of First Acceptance Corporation and subsidiaries as of June 30, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2010, and our report dated August 31, 2010 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Nashville, Tennessee
August 31, 2010

FIRST ACCEPTANCE CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	June 30, 2010	June 30, 2009
ASSETS		
Investments, available-for-sale at fair value (amortized cost of $187,907 and $140,849, respectively)	$ 196,550	$ 140,311
Cash and cash equivalents	26,184	77,201
Premiums and fees receivable, net of allowance of $418 and $419	41,276	45,309
Other assets	8,733	11,866
Property and equipment, net	3,524	3,921
Deferred acquisition costs	3,623	3,896
Goodwill	70,092	70,092
Identifiable intangible assets	6,360	6,360
TOTAL ASSETS	$ 356,342	$ 358,956
LIABILITIES AND STOCKHOLDERS' EQUITY		
Loss and loss adjustment expense reserves	$ 73,198	$ 83,973
Unearned premiums and fees	52,563	57,350
Debentures payable	41,240	41,240
Other liabilities	12,151	16,537
Total liabilities	179,152	199,100
Stockholders' equity:		
Preferred stock, $.01 par value, 10,000 shares authorized	--	--
Common stock, $.01 par value, 75,000 shares authorized; 48,509 and 48,312 shares issued and outstanding, respectively	485	483
Additional paid-in capital	465,831	464,720
Accumulated other comprehensive income (loss)	8,643	(538)
Accumulated deficit	(297,769)	(304,809)
Total stockholders' equity	177,190	159,856
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 356,342	$ 358,956

See notes to consolidated financial statements.

FIRST ACCEPTANCE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended June 30,		
	2010	**2009**	**2008**
Revenues:			
Premiums earned	$ 187,046	$ 224,113	$ 285,914
Commission and fee income	28,852	31,759	36,479
Investment income	7,958	9,504	11,250
Net realized gains (losses) on investments, available-for-sale	(683)	89	(1,244)
	223,173	265,465	332,399
Costs and expenses:			
Losses and loss adjustment expenses	126,995	149,277	219,943
Insurance operating expenses	79,833	87,124	98,433
Other operating expenses	2,233	1,307	2,415
Litigation settlement	(361)	1,570	7,468
Stock-based compensation	1,048	2,053	1,507
Depreciation and amortization	2,013	1,910	1,679
Interest expense	3,931	4,138	4,977
Goodwill impairment	--	67,990	--
	215,692	315,369	336,422
Income (loss) before income taxes	7,481	(49,904)	(4,023)
Provision for income taxes	441	18,396	13,822
Net income (loss)	$ 7,040	$ (68,300)	$ (17,845)
Net income (loss) per share:			
Basic	$ 0.15	$ (1.43)	$ (0.37)
Diluted	$ 0.14	$ (1.43)	$ (0.37)
Number of shares used to calculate net income (loss) per share:			
Basic	47,961	47,664	47,628
Diluted	48,638	47,664	47,628
Reconciliation of net income (loss) to comprehensive income (loss):			
Net income (loss)	$ 7,040	$ (68,300)	$ (17,845)
Unrealized change in investments	9,181	(68)	2,303
Other	--	--	(121)
	16,221	(68,368)	(15,663)
Applicable provision for income taxes	--	--	--
Comprehensive income (loss)	$ 16,221	$ (68,368)	$ (15,663)

	2010	2009	2008
Detail of net realized gains (losses) on investments, available-for-sale:			
Net realized gains on sales	$ 300	$ 2,509	$ 170
Unrealized losses on investments with other-than-temporary impairment charges	(1,937)	(3,640)	(1,414)
Non-credit portion included in comprehensive income (loss)	954	1,220	--
Other-than-temporary impairment charges recognized in net income (loss)	(983)	(2,420)	(1,414)
Net realized gains (losses) on investments, available-for-sale	$ (683)	$ 89	$ (1,244)

See notes to consolidated financial statements.

FIRST ACCEPTANCE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total stockholders' equity
	Shares	Amount				
Balances at June 30, 2007	47,615	$ 476	$ 460,968	$ (2,652)	$ (219,308)	$ 239,484
Net loss	--	--	--	--	(17,845)	(17,845)
Net unrealized change on investments (net of tax of $0)	--	--	--	2,303	--	2,303
Unrealized change on interest rate swap agreement	--	--	--	(121)	--	(121)
Issuance of restricted common stock	400	4	(4)	--	--	--
Stock-based compensation	5	1	1,506	--	--	1,507
Issuance of shares under Employee Stock Purchase Plan	35	--	131	--	--	131
Balances at June 30, 2008	48,055	481	462,601	(470)	(237,153)	225,459
Cumulative effect of accounting change	--	--	--	(644)	644	--
Net loss	--	--	--	--	(68,300)	(68,300)
Net unrealized change on investments (net of tax of $0)	--	--	--	576	--	576
Issuance of restricted common stock	225	2	(2)	--	--	--
Stock-based compensation	5	--	2,053	--	--	2,053
Issuance of shares under Employee Stock Purchase Plan	27	--	68	--	--	68
Balances at June 30, 2009	48,312	483	464,720	(538)	(304,809)	159,856
Net income	--	--	--	--	7,040	7,040
Net unrealized change on investments (net of tax of $0)	--	--	--	9,181	--	9,181
Issuance of restricted common stock	160	2	(2)	--	--	--
Forfeiture of restricted common stock	(5)	--	(2)	--	--	(2)
Stock-based compensation	5	--	1,048	--	--	1,048
Issuance of shares under Employee Stock Purchase Plan	37	--	67	--	--	67
Balances at June 30, 2010	48,509	$ 485	$ 465,831	$ 8,643	$ (297,769)	$ 177,190

See notes to consolidated financial statements.

FIRST ACCEPTANCE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended June 30,		
	2010	**2009**	**2008**
Cash flows from operating activities:			
Net income (loss)	$ 7,040	$ (68,300)	$ (17,845)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:			
Depreciation and amortization	2,013	1,910	1,679
Stock-based compensation	1,048	2,053	1,507
Deferred income taxes	--	17,593	13,343
Goodwill impairment	--	67,990	--
Other-than-temporary impairment on investment securities	983	2,420	1,414
Net realized gains on sales of investments	(300)	(2,509)	(170)
Other	521	129	113
Change in:			
Premiums and fees receivable	4,032	18,023	8,349
Loss and loss adjustment expense reserves	(10,775)	(17,434)	9,961
Unearned premiums and fees	(4,787)	(19,887)	(11,594)
Litigation settlement	(97)	(3,975)	6,721
Other	(795)	(3,328)	4,890
Net cash provided by (used in) operating activities	(1,117)	(5,315)	18,368
Cash flows from investing activities:			
Purchases of investments, available-for-sale	(71,939)	(16,228)	(44,408)
Maturities and paydowns of investments, available-for-sale	11,326	19,980	13,697
Sales of investments, available-for-sale	12,362	46,128	18,719
Net change in receivable/payable for securities	--	(1,045)	20,019
Capital expenditures	(1,628)	(1,003)	(2,422)
Other	(22)	(130)	(253)
Net cash provided by (used in) investing activities	(49,901)	47,702	5,352
Cash flows from financing activities:			
Payments on borrowings	--	(3,913)	(19,147)
Net proceeds from issuance of common stock	67	68	131
Other	(66)	13	(219)
Net cash provided by (used in) financing activities	1	(3,832)	(19,235)
Net increase (decrease) in cash and cash equivalents	(51,017)	38,555	4,485
Cash and cash equivalents, beginning of year	77,201	38,646	34,161
Cash and cash equivalents, end of year	$ 26,184	$ 77,201	$ 38,646

See notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

General

First Acceptance Corporation (the "Company") is a holding company based in Nashville, Tennessee with operating subsidiaries whose primary operations include the selling, servicing and underwriting of non-standard personal automobile insurance. The Company writes non-standard personal automobile insurance in 12 states and is licensed as an insurer in 13 additional states. The Company issues policies of insurance through three wholly-owned subsidiaries: First Acceptance Insurance Company, Inc., First Acceptance Insurance Company of Georgia, Inc. and First Acceptance Insurance Company of Tennessee, Inc. (the "Insurance Companies").

Basis of Consolidation and Reporting

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries which are all wholly owned. These financial statements have been prepared in conformity with U.S. generally accepted accounting principles. All intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

Certain reclassifications have been made to the prior year's consolidated financial statements to conform with the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. It also requires disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported revenues and expenses during the period. Actual results could differ from those estimates.

Investments

Investments, available-for-sale, include bonds with fixed principal payment schedules and mortgage-backed securities which are amortized using the retrospective method. These securities and the investment in the mutual fund are carried at fair value with the corresponding unrealized appreciation or depreciation, net of deferred income taxes, reported in other comprehensive income (loss).

Premiums and discounts on collateralized mortgage obligations ("CMOs") are amortized over a period based on estimated future principal payments, including prepayments. Prepayment assumptions are reviewed periodically and adjusted to reflect actual prepayments and changes in expectations. The most significant determinants of prepayments are the difference between interest rates on the underlying mortgages and the current mortgage loan rates and the structure of the security. Other factors affecting prepayments include the size, type and age of underlying mortgages, the geographic location of the mortgaged properties and the credit worthiness of the borrowers. Variations from anticipated prepayments will affect the life and yield of these securities.

Investment securities are exposed to various risks such as interest rate, market and credit risk. Fair values of securities fluctuate based on changing market conditions. Significant changes in market conditions could materially affect portfolio value in the near term. Management reviews investments for impairment on a quarterly basis. Fair values of investments are based on prices quoted in the most active market for each security. If quoted prices are not available, fair value is estimated based on the fair value of comparable securities, discounted cash flow models or similar methods. Any decline in the fair value of any available-for-sale security below cost that is deemed to be other-than-temporary would result in a reduction in the amortized cost of the security.

Effective April 1, 2009, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 320-10-65, *Recognition and Presentation of Other-Than-Temporary Impairments* (*Prior authoritative literature:* FASB Staff Position No. FAS 115-2) ("FASB ASC 320-10-65"). Under this guidance, if management can assert that it does not intend to sell an impaired fixed maturity security and it is more likely than not that it will not have to sell the security before recovery of its amortized cost basis, then an entity must separate other-than-temporary impairments ("OTTI") into the following two components: (i) the amount related to credit losses (charged against income) and (ii) the amount related to all other factors (recorded in other comprehensive income (loss)). The credit-related portion of an OTTI is measured by comparing a security's amortized cost to the present value of its current expected cash flows discounted at its effective yield prior to the impairment charge. If management intends to sell an impaired security, or it is more likely than not that it will be required to sell the security before recovery, an impairment charge is required to reduce the amortized cost of that security to fair value. As a result of the adoption of this pronouncement, the cumulative effect resulted in an adjustment in fiscal year 2009 of $0.6 million to reclassify the non-credit component of previously recognized impairments from accumulated deficit to accumulated other comprehensive loss.

Realized gains and losses on sales of securities are computed based on specific identification.

Cash and Cash Equivalents

Cash and cash equivalents consist of bank demand deposits and highly-liquid investments. All investments with original maturities of three months or less are considered cash equivalents.

Revenue Recognition

Insurance premiums earned include policy and renewal fees and are recognized on a pro-rata basis over the respective terms of the policies. Written premiums are recorded as of the effective date of the policies for the full policy premium, although most policyholders elect to pay on a monthly installment basis. Premiums and fees are generally collected in advance of providing risk coverage, minimizing the Company's exposure to credit risk. Premiums receivable are recorded net of an estimated allowance for uncollectible amounts. Commission and fee income includes installment fees recognized when billed and commissions and fees from ancillary products recognized on a pro-rata basis over the respective terms of the contracts.

Income Taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance for the deferred tax asset is established based upon management's estimate of whether it is more likely than not that the Company would not realize tax benefits in future periods to the full extent available. Changes in the valuation allowance are recognized in income during the period in which the circumstances that cause such a change in management's estimate occur.

The Company accounts for income tax uncertainties under the provisions of FASB ASC 740-10, *Income Taxes (Prior authoritative literature:* FASB SFAS No. 109) ("FASB ASC 740-10"). The Company has recognized no additional liability or reduction in deferred tax asset for unrecognized tax benefits and the Company had no FASB ASC 740-10 tax liabilities at June 30, 2010 and 2009. Any interest and penalties incurred in connection with income taxes are recorded as a component of the provision for income taxes. The Company is generally not subject to U.S. federal, state or local income tax examinations by tax authorities for taxable years prior to June 30, 2005.

Advertising Costs

Advertising costs are expensed when incurred. Advertising expense for the years ended June 30, 2010, 2009 and 2008 was $8.3 million, $9.6 million and $11.9 million, respectively. At June 30, 2010 and 2009, prepaid advertising costs, which are included in other assets in the accompanying consolidated balance sheets, were $1.2 million and $2.2 million, respectively.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the assets (generally ranging from three to seven years) using the straight-line method. Leasehold improvements are amortized over the shorter of the lives of the respective leases or the service lives of the improvements. Repairs and maintenance are charged to expense as incurred. Equipment under capitalized lease obligations is stated at the present value of the minimum lease payments at the beginning of the lease term.

Foreclosed Real Estate Held for Sale

Foreclosed real estate held for sale is recorded at the lower of cost or fair value less estimated costs to sell. The Company periodically reviews its portfolio of foreclosed real estate held for sale using current information including (i) independent appraisals, (ii) general economic factors affecting the area where the property is located, (iii) recent sales activity and asking prices for comparable properties and (iv) costs to sell and/or develop that would serve to lower the expected proceeds from the disposal of the real estate. Gains (losses) realized on liquidation are recorded directly to operations and included in revenues. Foreclosed real estate held for sale assets at June 30, 2010 and 2009 of $0.8 million and $0.7 million, respectively, are included in other assets.

Deferred Acquisition Costs

Deferred acquisition costs include premium taxes and other variable underwriting and direct sales costs incurred in connection with writing business. These costs are deferred and amortized over the policy period in which the related premiums are earned, to the extent that such costs are deemed recoverable from future unearned premiums and anticipated investment income. Amortization expense for the years ended June 30, 2010, 2009 and 2008 was $13.8 million, $15.8 million and $18.2 million, respectively.

Goodwill and Other Identifiable Intangible Assets

Goodwill and other identifiable intangible assets are attributable to the Company's insurance operations and were initially recorded at their estimated fair values at the date of acquisition. Goodwill and other intangible assets, primarily comprised of trade names, having an indefinite useful life are not amortized for financial statement purposes. The Company performs required annual impairment tests of its goodwill and intangible assets as of the last day of the fourth quarter of each fiscal year. In the event that facts and circumstances indicate that the goodwill and other identifiable intangible assets may be impaired, an interim impairment test would be required. Intangible assets with finite lives have been fully amortized over their useful lives.

The goodwill impairment test is a two-step process that requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of each reporting unit based on valuation techniques, including a discounted cash flow model using revenue and profit forecasts, and comparing those estimated fair values with the carrying values of those assets and liabilities, which includes the allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment, if any, by determining an "implied fair value" of goodwill. The determination of the "implied fair value" of goodwill of a reporting unit requires the Company to allocate the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the "implied fair value" of goodwill, which is compared to its corresponding carrying value.

As a result of the adverse impact of the difficult economic conditions on the Company's customers and business and the resulting decline in the Company's share price during the fourth quarter of fiscal year 2009, the Company estimated that a goodwill impairment charge at June 30, 2009 was probable. Accordingly, the Company recognized an estimated non-cash, pre-tax goodwill impairment charge of $68.0 million in the fourth quarter of fiscal year 2009. Due to the complexity of the fair value calculations involved, the analysis of the goodwill impairment charge recognized during the fourth quarter of fiscal year 2009 was finalized during the first quarter of fiscal year 2010 and the amount of the impairment did not differ from the initial estimate. The goodwill impairment charge did not have a materially adverse impact on the continuing operations, liquidity, or statutory surplus of the Company.

As a part of the Company's annual impairment test to evaluate the recoverability of such assets at June 30, 2010, the key assumptions used to determine the fair value of the Company's reporting unit, from a market participant's perspective, included (i) long-term revenue growth rates ranging from 5% to 10%, (ii) discount rates between 12.5% and 14.0%, which were based on an estimated weighted average cost of capital adjusted for the risks associated with its operations and (iii) recent industry transaction trends in price to tangible book multiples and related returns on tangible equity. Based on this evaluation, the Company concluded that goodwill and other identifiable intangible assets were fully realizable as of June 30, 2010. The Company's evaluation includes multiple assumptions, including estimated discounted cash flows and other estimates that may change over time. If future discounted cash flows become less than those projected by the Company, further impairment charges may become necessary that could have a materially adverse impact on the Company's results of operations and financial condition. As quoted market prices in active stock markets are relevant evidence of fair value, a significant decline in the Company's common stock trading price may indicate an impairment of goodwill.

Loss and Loss Adjustment Expense Reserves

Loss and loss adjustment expense reserves are undiscounted and represent case-basis estimates of reported losses and estimates based on certain actuarial assumptions regarding the past experience of reported losses, including an estimate of losses incurred but not reported. Management believes that the loss and loss adjustment reserves are adequate to cover the ultimate associated liability. However, such estimate may be more or less than the amount ultimately paid when the claims are finally settled.

Recent Accounting Pronouncements

In June 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-01, *Generally Accepted Accounting Principles (Topic 105)* ("FASB ASU No. 2009-01"), which established the FASB ASC as the single source of authoritative accounting principles recognized by the FASB. This codification did not create new accounting and reporting standards but organized their structure and required the Company to update all existing U.S. generally accepted accounting principles references to the new codification references for all future filings. The Company adopted the provisions of FASB ASU No. 2009-01 in the quarter ended September 30, 2009.

In August 2009, the FASB issued ASU No. 2009-05, *Measuring Liabilities at Fair Value (Topic 820)* ("FASB ASU No. 2009-05"), which amends FASB ASC 820, *Fair Value Measurements and Disclosures (Prior authoritative literature:* FASB SFAS No. 157) ("FASB ASC 820"), by clarifying that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using a valuation technique that uses either the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets. The Company adopted the provisions of FASB ASU No. 2009-05 upon issuance. The adoption did not have an impact on the Company's results of operations or financial condition.

In December 2009, the FASB issued ASU No. 2009-17, *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (Topic 810)* ("FASB ASU No. 2009-17"), which amends FASB ASC 810-10, *Variable Interest Entities (Prior authoritative literature:* FASB SFAS 167). FASB ASU No. 2009-17 amends the evaluation criteria to identify the primary beneficiary of a variable interest entity and requires ongoing reassessment of whether an enterprise is the primary beneficiary of the variable interest entity. FASB ASU No. 2009-17 is effective for fiscal years beginning after November 15, 2009 and interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of FASB ASU No. 2009-17 will have on future consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, *Improving Disclosures about Fair Value Measurements (Topic 820)* ("FASB ASU No. 2010-06"), which amends FASB ASC 820, to require additional disclosures regarding fair value measurements. The Company adopted the provisions of FASB ASU No. 2010-06 in the quarter ended March 31, 2010. The adoption did not have an impact on the Company's results of operations or financial condition.

Supplemental Cash Flow Information

During the years ended June 30, 2010, 2009 and 2008, the Company paid $0.7 million, $0.5 million and $0.5 million, respectively, in income taxes and $3.9 million, $4.0 million and $4.3 million, respectively, in interest.

Basic and Diluted Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares, while diluted net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of such common shares and dilutive share equivalents. Dilutive share equivalents result from the assumed exercise of employee stock options and vesting of restricted common stock and are calculated using the treasury stock method.

2. Investments

Restrictions

At June 30, 2010, fixed maturities and cash equivalents with a fair value of $6.9 million (amortized cost of $6.6 million) were on deposit with various insurance departments as a requirement of doing business in those states. Fixed maturities and cash equivalents with a fair value of $8.0 million were on deposit with another insurance company as collateral for an assumed reinsurance contract.

Fair Value

Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company holds available-for-sale fixed maturity investments, which are carried at fair value.

Fair value measurements are generally based upon observable and unobservable inputs. Observable inputs are based on market data from independent sources, while unobservable inputs reflect the Company's view of market assumptions in the absence of observable market information. All assets and liabilities that are carried at fair value are classified and disclosed in one of the following categories:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Quoted market prices for similar assets or liabilities in active markets; quoted prices by independent pricing services for identical or similar assets or liabilities in markets that are not active; and valuations, using models or other valuation techniques, that use observable market data. All significant inputs are observable, or derived from observable information in the marketplace, or are supported by observable levels at which transactions are executed in the market place.

Level 3 - Instruments that use non-binding broker quotes or model driven valuations that do not have observable market data.

The following tables present the fair-value measurements for each major category of assets that are measured on a recurring basis (in thousands).

		Fair Value Measurements Using		
June 30, 2010	**Total**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Fixed maturities, available-for-sale:				
U.S. government and agencies	$ 29,499	$ 29,499	$ --	$ --
State	7,848	--	7,848	--
Political subdivisions	1,830	--	1,830	--
Revenue and assessment	29,286	--	29,286	--
Corporate bonds	78,803	--	78,803	--
Collateralized mortgage obligations:				
Agency backed	28,036	--	28,036	--
Non-agency backed – residential	6,612	--	6,612	--
Non-agency backed – commercial	7,180	--	7,180	--
Total fixed maturities, available-for-sale	189,094	29,499	159,595	--
Investment in mutual fund, available-for-sale	7,456	7,456	--	--
Total investments, available-for-sale	196,550	36,955	159,595	--
Cash and cash equivalents	26,184	26,184	--	--
Total	$ 222,734	$ 63,139	$ 159,595	$ --

		Fair Value Measurements Using		
June 30, 2009	**Total**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Fixed maturities, available-for-sale:				
U.S. government and agencies	$ 11,180	$ 11,180	$ --	$ --
State	8,563	--	8,563	--
Political subdivisions	1,854	--	1,854	--
Revenue and assessment	28,481	--	28,481	--
Corporate bonds	46,726	--	46,726	--
Collateralized mortgage obligations:				
Agency backed	31,926	--	31,926	--
Non-agency backed – residential	5,618	--	3,688	1,930
Non-agency backed – commercial	5,963	--	5,256	707
Total fixed maturities, available-for-sale	140,311	11,180	126,494	2,637
Cash and cash equivalents	77,201	77,201	--	--
Total	$ 217,512	$ 88,381	$ 126,494	$ 2,637

The fair values of the Company's investments are determined by management after taking into consideration available sources of data. All of the portfolio valuations classified as Level 1 or Level 2 in the above table are priced exclusively by utilizing the services of independent pricing sources using observable market data. The Level 2 classified security valuations are obtained from a single independent pricing service. There were no transfers between Level 1 and Level 2 for the years ended June 30, 2010 and 2009. The Company's policy is to recognize transfers between levels at the end of the reporting period. The Company has not made any adjustments to the prices obtained from the independent pricing sources.

The Company has reviewed the pricing techniques and methodologies of the independent pricing sources and believes that their policies adequately consider market activity, either based on specific transactions for the security valued or based on modeling of securities with similar credit quality, duration, yield and structure that were recently traded. The Company monitored security-specific valuation trends and discussed material changes or the absence of expected changes with the pricing sources to understand the underlying factors and inputs and to validate the reasonableness of the pricing.

Based on the above categorization, the following table represents the quantitative disclosure for those assets included in category Level 3 during the period presented (in thousands).

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			
		Collateralized mortgage obligations		
	Corporate bonds	Non-agency backed – residential	Non-agency backed – commercial	Total
Balance at July 1, 2008	$ --	$ 167	$ --	$ 167
Total gains or losses (realized or unrealized):				
Included in net income (loss)	--	(66)	3	(63)
Included in other comprehensive income (loss)	--	(21)	(3)	(24)
Sales	--	(25)	--	(25)
Transfers into Level 3	--	1,875	707	2,582
Transfers out of Level 3	--	--	--	--
Balance at July 1, 2009	--	1,930	707	2,637
Total gains or losses (realized or unrealized):				
Included in net income (loss)	--	--	--	--
Included in other comprehensive income (loss)	--	421	242	663
Transfers into Level 3	--	--	--	--
Transfers out of Level 3[(a)]	--	(2,351)	(949)	(3,300)
Balance at June 30, 2010	$ --	$ --	$ --	$ --

(a) Transferred from Level 3 to Level 2 as observable market data became available during the period presented due to the increase in market activity for these securities.

Investment Income and Net Realized Gains and Losses

The major categories of investment income follow (in thousands).

	Year Ended June 30,		
	2010	2009	2008
Fixed maturities, available-for-sale	$ 8,467	$ 9,588	$ 9,747
Cash and cash equivalents	30	383	1,824
Other	117	116	117
Investment expenses	(656)	(583)	(438)
	$ 7,958	$ 9,504	$ 11,250

The components of net realized gains (losses) on investments, available-for-sale are as follows (in thousands).

	Year Ended June 30,		
	2010	2009	2008
Gains	$ 326	$ 2,662	$ 424
Losses	(26)	(153)	(254)
Other-than-temporary impairment	(983)	(2,420)	(1,414)
	$ (683)	$ 89	$ (1,244)

Realized gains and losses on sales of securities are computed based on specific identification. The non-credit related portion of OTTI charges is included in other comprehensive income (loss). The amounts of such charges taken for securities still owned were $0.6 million for non-agency backed residential CMOs and $0.3 million for non-agency backed commercial CMOs during the year ended June 30, 2010 and $0.6 million for non-agency backed residential CMOs and $0.6 million for non-agency backed commercial CMOs during the year ended June 30, 2009.

Investments, Available-for-Sale

The following tables summarize the Company's investment securities (in thousands).

June 30, 2010	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government and agencies	$ 28,263	$ 1,236	$ --	$ 29,499
State	7,461	387	--	7,848
Political subdivisions	1,792	52	(14)	1,830
Revenue and assessment	28,209	1,217	(140)	29,286
Corporate bonds	73,868	5,181	(246)	78,803
Collateralized mortgage obligations:				
Agency backed	26,262	1,774	--	28,036
Non-agency backed – residential	7,189	56	(633)	6,612
Non-agency backed – commercial	7,363	158	(341)	7,180
Total fixed maturities, available-for-sale	180,407	10,061	(1,374)	189,094
Investment in mutual fund, available-for-sale	7,500	--	(44)	7,456
	$ 187,907	$ 10,061	$ (1,418)	$ 196,550

June 30, 2009	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government and agencies	$ 10,744	$ 473	$ (37)	$ 11,180
State	8,238	344	(19)	8,563
Political subdivisions	1,834	52	(32)	1,854
Revenue and assessment	27,816	831	(166)	28,481
Corporate bonds	45,737	1,654	(665)	46,726
Collateralized mortgage obligations:				
Agency backed	30,656	1,270	--	31,926
Non-agency backed – residential	8,178	1	(2,561)	5,618
Non-agency backed – commercial	7,646	--	(1,683)	5,963
	$ 140,849	$ 4,625	$ (5,163)	$ 140,311

The following table sets forth the scheduled maturities of the Company's fixed maturity securities at June 30, 2010 based on their fair values (in thousands). Actual maturities may differ from contractual maturities because certain securities may be called or prepaid by the issuers.

	Securities with Unrealized Gains	Securities with Unrealized Losses	Securities with No Unrealized Gains or Losses	All Fixed Maturity Securities
One year or less	$ 9,137	$ --	$ --	$ 9,137
After one through five years	82,250	642	--	82,892
After five through ten years	39,567	--	--	39,567
After ten years	8,607	7,063	--	15,670
No single maturity date	33,676	8,085	67	41,828
	$ 173,237	$ 15,790	$ 67	$ 189,094

The fair value and gross unrealized losses of investments, available-for-sale, by the length of time that individual securities have been in a continuous unrealized loss position follows (in thousands).

	Less than 12 months		12 months or longer		
June 30, 2010	**Fair Value**	**Gross Unrealized Losses**	**Fair Value**	**Gross Unrealized Losses**	**Total Gross Unrealized Losses**
U.S. government and agencies	$ --	$ --	$ --	$ --	$ --
State	--	--	--	--	--
Political subdivisions	--	--	488	(14)	(14)
Revenue and assessment	3,057	(96)	1,490	(44)	(140)
Corporate bonds	930	(32)	1,739	(214)	(246)
Collateralized mortgage obligations:					
Agency backed	--	--	--	--	--
Non-agency backed – residential	505	(5)	5,848	(628)	(633)
Non-agency backed – commercial	--	--	1,732	(341)	(341)
Total fixed maturities, available-for-sale	4,492	(133)	11,297	(1,241)	(1,374)
Investment in mutual fund, available-for-sale	7,456	(44)	--	--	(44)
	$ 11,948	$ (177)	$ 11,297	$ (1,241)	$ (1,418)

	Less than 12 months		12 months or longer		
June 30, 2009	**Fair Value**	**Gross Unrealized Losses**	**Fair Value**	**Gross Unrealized Losses**	**Total Gross Unrealized Losses**
U.S. government and agencies	$ 963	$ (37)	$ --	$ --	$ (37)
State	--	--	678	(19)	(19)
Political subdivisions	48	(1)	471	(31)	(32)
Revenue and assessment	533	(11)	4,305	(155)	(166)
Corporate bonds	--	--	8,022	(665)	(665)
Collateralized mortgage obligations					
Agency backed	--	--	--	--	--
Non-agency backed – residential	--	--	4,898	(2,561)	(2,561)
Non-agency backed – commercial	--	--	5,964	(1,683)	(1,683)
	$ 1,544	$ (49)	$ 24,338	$ (5,114)	$ (5,163)

The following table reflects the number of securities with gross unrealized gains and losses. Gross unrealized losses are further segregated by the length of time that individual securities have been in a continuous unrealized loss position.

At:	Gross Unrealized Losses: Less than or equal to 12 months	Gross Unrealized Losses: Greater than 12 months	Gross Unrealized Gains
June 30, 2010	6	18	153
June 30, 2009	3	37	133

The following tables reflect the fair value and gross unrealized losses of those securities in a continuous unrealized loss position for greater than 12 months. Gross unrealized losses are further segregated by the percentage of amortized cost (in thousands, except number of securities).

Gross Unrealized Losses at June 30, 2010:	Number of Securities	Fair Value	Gross Unrealized Losses
Less than 10%	11	$ 7,931	$ (276)
Greater than 10%	7	3,366	(965)
	18	$ 11,297	$ (1,241)

Gross Unrealized Losses at June 30, 2009:	Number of Securities	Fair Value	Gross Unrealized Losses
Less than 10%	17	$ 15,368	$ (766)
Greater than 10%	20	8,970	(4,348)
	37	$ 24,338	$ (5,114)

The following tables set forth the amount of gross unrealized losses by current severity (as compared to amortized cost) and length of time that individual securities have been in a continuous unrealized loss position (in thousands).

Length of Gross Unrealized Losses at June 30, 2010:	Fair Value of Securities with Gross Unrealized Losses	Gross Unrealized Losses	Severity of Gross Unrealized Losses: Less than 5%	5% to 10%	Greater than 10%
Less than or equal to:					
Three months	$ 11,291	$ (170)	$ (145)	$ (25)	$ --
Six months	--	--	--	--	--
Nine months	152	(2)	(2)	--	--
Twelve months	505	(5)	(5)	--	--
Greater than twelve months	11,297	(1,241)	(153)	(123)	(965)
Total	$ 23,245	$ (1,418)	$ (305)	$ (148)	$ (965)

Length of Gross Unrealized Losses at June 30, 2009:	Fair Value of Securities with Gross Unrealized Losses	Gross Unrealized Losses	Severity of Gross Unrealized Losses		
			Less than 5%	5% to 10%	Greater than 10%
Less than or equal to:					
Three months	$ --	$ --	$ --	$ --	$ --
Six months	1,011	(38)	(38)	--	--
Nine months	--	--	--	--	--
Twelve months	533	(11)	(11)	--	--
Greater than twelve months	24,338	(5,114)	(249)	(517)	(4,348)
Total	$ 25,882	$ (5,163)	$ (298)	$ (517)	$ (4,348)

Other-Than-Temporary Impairment

Effective April 1, 2009, the Company adopted the provisions of FASB ASC 320-10-65. Under this guidance, the Company separates OTTI into the following two components: (i) the amount related to credit losses, which is recognized in the consolidated statement of operations and (ii) the amount related to all other factors, which is recorded in other comprehensive income (loss). The credit-related portion of an OTTI is measured by comparing a security's amortized cost to the present value of its current expected cash flows discounted at its effective yield prior to the impairment charge.

The determination of whether unrealized losses are “other-than-temporary” requires judgment based on subjective as well as objective factors. The Company routinely monitors its investment portfolio for changes in fair value that might indicate potential impairments and performs detailed reviews on such securities. Changes in fair value are evaluated to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer or (ii) market-related factors such as interest rates or sector declines.

Securities with declines attributable to issuer-specific fundamentals are reviewed to identify all available evidence to estimate the potential for impairment. Resources used include historical financial data included in filings with the Securities and Exchange Commission for corporate bonds and performance data regarding the underlying loans for CMOs. Securities with declines attributable solely to market or sector declines where the Company does not intend to sell the security and it is more likely than not that the Company will not be required to sell the security before the full recovery of its amortized cost basis are not deemed to be other-than-temporary.

The issuer-specific factors considered in reaching the conclusion that securities with declines are not other-than-temporary include (i) the extent and duration of the decline in fair value, including the duration of any significant decline in value, (ii) whether the security is current as to payments of principal and interest, (iii) a valuation of any underlying collateral, (iv) current and future conditions and trends for both the business and its industry, (v) changes in cash flow assumptions for CMOs and (vi) rating agency actions. Based on these factors, the Company makes a determination as to the probability of recovering principal and interest on the security.

The number and amount of securities for which the Company has recognized OTTI charges in net income (loss) are presented in the following tables (in thousands, except for the number of securities).

	Year Ended June 30,			
	2010		2009	
	Number of Securities	OTTI	Number of Securities	OTTI
Corporate bonds	--	$ --	3	$ (871)
Collateralized mortgage obligations:				
Non-agency backed – residential	10	(1,723)	5	(1,564)
Non-agency backed – commercial	5	(214)	4	(1,205)
	15	(1,937)	12	(3,640)
Portion of loss recognized in accumulated other comprehensive income (loss)		954		1,220
Net OTTI recognized in net income (loss)		$ (983)		$ (2,420)

Since the adoption of FASB ASC 320-10-65, the following is a progression of the credit-related portion of OTTI on fixed maturity securities owned at June 30, 2010 (in thousands).

Recognized in net loss:	
Year ended June 30, 2008	$ (1,414)
Nine months ended March 31, 2009	(1,987)
	(3,401)
Cumulative effect of accounting change	644
Balance at April 1, 2009	(2,757)
Additional credit impairments on:	
Previously impaired securities	(148)
Securities without previous impairments	(285)
	(433)
Reductions for securities sold	320
Balance at July 1, 2009	(2,870)
Additional credit impairments on:	
Previously impaired securities	(491)
Securities without previous impairments	(492)
	(983)
Reductions for securities sold	552
Balance at June 30, 2010	$ (3,301)

On a quarterly basis, the Company reviews cash flow estimates for certain non-agency backed CMOs of lesser credit quality following the guidance of FASB ASC 325-40-65, *Amendments to the Impairment Guidance of EITF Issue No. 99-20* (*Prior authoritative literature:* FSP EITF 99-20-1) ("FASB ASC 325-40-65"). Accordingly, when changes in estimated cash flows from the cash flows previously estimated occur due to actual or estimated prepayment or credit loss experience, and the present value of the revised cash flows is less than the present value previously estimated, OTTI is deemed to have occurred. For non-agency backed CMOs not subject to FASB ASC 325-40-65, the Company reviews quarterly projected cash flow analyses and recognizes OTTI when it determines that a loss is probable. The Company has recognized OTTI related to certain non-agency backed CMOs as the underlying cash flows have been adversely impacted due to a reduction in prepayments from mortgage refinancing and an increase in actual and projected delinquencies in the underlying mortgages.

The Company's review of non-agency backed CMOs included an analysis of available information such as collateral quality, anticipated cash flows, credit enhancements, default rates, loss severities, the securities' relative position in their respective capital structures, and credit ratings from statistical rating agencies. The Company reviews quarterly projected cash flow analyses for each security utilizing current assumptions regarding (i) actual and anticipated delinquencies, (ii) delinquency transition-to-default rates and (iii) loss severities. Based on its quarterly reviews, the Company determined that there had not been an adverse change in projected cash flows, except in the case of those securities for which OTTI charges have been recorded. The Company believes that the unrealized losses on the securities for which OTTI charges have not been recorded are not necessarily predictive of the ultimate performance of the underlying collateral. The Company does not intend to sell these securities and it is more likely than not that the Company will not be required to sell these securities before the recovery of their amortized cost basis.

The OTTI charges on corporate bonds for the year ended June 30, 2009 were recorded as these bonds were considered to be impaired based on the extent and duration of the declines in their fair values and issuer-specific fundamentals relating to (i) poor operating results and weakened financial conditions, (ii) negative industry trends further impacted by the recent economic decline and (iii) a series of downgrades to their credit ratings. Based on the factors that existed at the time of impairment, the Company did not believe that these bonds would recover their unrealized losses in the near future.

The Company believes that the remaining securities having unrealized losses at June 30, 2010 were not other-than-temporarily impaired. The Company also does not intend to sell any of these securities and it is more likely than not that the Company will not be required to sell any of these securities before the recovery of their amortized cost basis.

3. Reinsurance

Total premiums written and earned are summarized as follows (in thousands).

	Year Ended June 30,					
	2010		2009		2008	
	Written	Earned	Written	Earned	Written	Earned
Direct	$ 162,150	$ 167,744	$ 187,935	$ 206,358	$ 253,807	$ 265,630
Assumed	19,858	19,302	17,044	17,755	20,167	20,284
Total	$ 182,008	$ 187,046	$ 204,979	$ 224,113	$ 273,974	$ 285,914

Assumed business represents private-passenger non-standard automobile insurance premiums produced by a managing general agency subsidiary in Texas written through a program with a county mutual insurance company and assumed by the Company through 100% quota-share reinsurance.

The percentages of premiums assumed to net premiums written for the years ended June 30, 2010, 2009 and 2008 were 11%, 8% and 7%, respectively.

4. Stock-Based Compensation Plans

Employee Stock-Based Incentive Plan

The Company has issued stock options ("Stock Option Awards") and restricted common stock ("Restricted Stock Awards") to employees under its Amended and Restated First Acceptance Corporation 2002 Long Term Incentive Plan (the "Plan") and accounts for such issuances in accordance with FASB ASC 718-20, *Compensation – Stock Compensation (Prior authoritative literature:* FASB SFAS No. 123 (Revised)). At June 30, 2010, there were 2,697,264 shares remaining available for issuance under the Plan. Stock Option Awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant. Stock Option Awards expire over ten years and generally vest equally in annual installments over four or five years through fiscal year 2013, while the Restricted Stock Awards vest in designated installments through fiscal year 2015. Certain awards provide for accelerated vesting if there is a change in control (as defined in the Plan).

On November 17, 2009, the Company's stockholders approved a value-for-value option exchange whereby certain outstanding stock options were exchanged for shares of restricted common stock (the "Exchange"). As approved by the Company's stockholders, restricted common stock issued in the Exchange vests in equal annual installments beginning on the first anniversary of the date of the grant of the restricted stock, and no participant in the Exchange was permitted to receive restricted stock having an aggregate value greater than $150,000.

On November 18, 2009, consistent with the terms of the Exchange, the Company entered into an Option Cancellation and Restricted Stock Award Agreement (the "Agreement") with certain employees to surrender, and have the Company cancel, certain outstanding Stock Option Awards held by the employees in exchange for shares of restricted common stock having a value equal to or less than the surrendered Stock Option Awards. The Exchange included 605,000 shares of the Company's common stock underlying Stock Option Awards that were surrendered and cancelled in exchange for 160,577 shares of restricted common stock.

Compensation expense related to Stock Option Awards is calculated under the fair value method and is recorded on a straight-line basis over the vesting period. Fair value of the Stock Option Awards was estimated at the grant dates using the Black-Scholes option pricing model based on the following assumptions.

	Year Ended June 30,		
	2010	2009	2008
Expected option term	--	--	10 years
Annualized volatility rate	--	--	31 to 43%
Risk-free rate of return	--	--	3.48 to 5.02%
Dividend yield	--	--	0%

A summary of the activity for the Company's Stock Option Awards is presented below (in thousands, except per share data).

	Options	Exercise Price	Weighted Average Exercise Price	Aggregate Intrinsic Value
Options outstanding at June 30, 2007	4,716	$3.00-$11.81	$ 4.48	
Granted	955	$3.04-$10.08	$ 3.26	
Exercised	--	--	--	
Forfeited	(215)	$3.04-$11.81	$ 7.89	
Options outstanding at June 30, 2008	5,456	$3.00-$11.81	$ 4.13	
Granted	--	--	--	
Exercised	--	--	--	
Forfeited	(148)	$3.00-$11.81	$ 7.51	
Options outstanding at June 30, 2009	5,308	$3.00-$11.81	$ 4.04	
Granted	--	--	--	
Exercised	--	--	--	
Exchanged and Cancelled	(605)	$6.64-$11.81	$10.69	
Forfeited	(142)	$3.10-$11.81	$ 6.91	
Options outstanding at June 30, 2010	4,561		$ 3.06	--
Options exercisable/vested at June 30, 2010	4,128		$ 3.07	--

The weighted average estimated fair value of Stock Option Awards granted during the year ended June 30, 2008 was $1.90. There were no Stock Option Awards granted during the years ended June 30, 2010 and 2009. At June 30, 2010, the weighted average remaining contractual life of options outstanding and exercisable/vested is approximately 3.5 years and 3.0 years, respectively.

A summary of the activity for the Company's Restricted Stock Awards is presented below (in thousands, except per share data).

	Restricted Stock Awards	Weighted Average Grant Date Fair Value
Restricted Stock Awards outstanding at June 30, 2007	--	--
Granted	400	$ 3.04
Vested	--	--
Forfeited	--	--
Restricted Stock Awards outstanding at June 30, 2008	400	$ 3.04
Granted	225	$ 2.63
Vested	--	--
Forfeited	--	--
Restricted Stock Awards outstanding at June 30, 2009	625	$ 2.89
Granted	160	$ 1.97
Vested	(309)	$ 3.01
Forfeited	(4)	$ 2.50
Restricted Stock Awards outstanding at June 30, 2010	472	$ 2.50

In the table above, the number of shares vested includes 933 shares surrendered by the employees to the Company for payment of minimum tax withholding obligations. Shares of stock withheld for purposes of satisfying minimum tax withholding obligations are again available for issuance under the Plan.

The aggregate fair value of Restricted Stock Awards vested during the year ended June 30, 2010 was $0.9 million at the date of vesting. There were no Restricted Stock Awards that vested during the years ended June 30, 2009 and 2008. Expected compensation expense related to the issuance of Restricted Stock Awards is $1.2 million, which will be amortized through fiscal year 2015.

Employee Stock Purchase Plan

The Company's Board of Directors adopted the First Acceptance Corporation Employee Stock Purchase Plan ("ESPP") whereby eligible employees may purchase shares of the Company's common stock at a price equal to the lower of the closing market price on the first or last trading day of a six-month period. ESPP participants can authorize payroll deductions, administered through an independent plan custodian, of up to 15% of their salary to purchase semi-annually (June 30 and December 31) up to $25,000 of the Company's common stock during each calendar year. The Company has reserved 200,000 shares of common stock for issuance under the ESPP. Employees purchased approximately 37,000, 27,000 and 35,000 shares during the years ended June 30, 2010, 2009 and 2008, respectively. Compensation expense attributable to subscriptions to purchase shares under the ESPP was $16,000, $17,000 and $27,000 for the years ended June 30, 2010, 2009 and 2008. At June 30, 2010, 42,237 shares remain available for issuance under the ESPP.

5. Employee Benefit Plan

The Company sponsors a defined contribution retirement plan ("401k Plan") under Section 401(k) of the Internal Revenue Code. The 401k Plan covers substantially all employees who meet specified service requirements. Under the 401k Plan, the Company may, at its discretion, match 100% of the first 3% of an employee's salary plus 50% of the next 2% up to the maximum allowed by the Internal Revenue Code. The Company's contributions to the 401k Plan for the years ended June 30, 2010, 2009 and 2008 were $0.5 million, $0.8 million and $0.7 million, respectively.

6. Property and Equipment

The components of property and equipment are as follows (in thousands).

	June 30, 2010	June 30, 2009
Furniture and equipment	$ 7,693	$ 8,027
Leasehold improvements	2,879	2,105
Capitalized leases	826	826
Aircraft	190	190
	11,588	11,148
Less: Accumulated depreciation	(8,064)	(7,227)
Property and equipment, net	$ 3,524	$ 3,921

Depreciation and amortization expense related to property and equipment was $2.0 million, $1.9 million and $1.6 million for the years ended June 30, 2010, 2009 and 2008, respectively.

7. Lease Commitments

Operating Leases

The Company is committed under various lease agreements for office space and equipment. Certain lease agreements contain renewal options and rent escalation clauses. Rental expense for 2010, 2009 and 2008 was $10.9 million, $10.7 million and $12.2 million, respectively. Future minimum lease payments under these agreements follow (in thousands).

Year Ending June 30,	Amount
2011	$ 7,837
2012	5,178
2013	3,098
2014	1,839
2015	1,462
Thereafter	1,758
Total	$ 21,172

Capital Leases

The maturities of the capitalized lease obligations secured by equipment at June 30, 2010 are as follows (in thousands).

Year Ending June 30,	Capitalized Lease Obligations
2011	$ 79
2012	64
2013	12
	$ 155
Less: Amount representing executory costs	(11)
Net minimum lease payments	144
Less: Amount representing interest	(8)
Present value of net minimum lease payments	$ 136

8. Losses and Loss Adjustment Expenses Incurred and Paid

Information regarding the reserve for unpaid losses and loss adjustment expenses ("LAE") is as follows (in thousands).

	Year Ended June 30,		
	2010	2009	2008
Liability for unpaid losses and LAE at beginning of year, gross	$ 83,973	$ 101,407	$ 91,446
Reinsurance balances receivable	(78)	(259)	(309)
Liability for unpaid losses and LAE at beginning of year, net	83,895	101,148	91,137
Add: Provision for losses and LAE:			
Current year	138,218	160,659	221,342
Prior years	(11,223)	(11,382)	(1,399)
Net losses and LAE incurred	126,995	149,277	219,943
Less: Losses and LAE paid:			
Current year	87,097	103,566	141,736
Prior years	50,641	62,964	68,196
Net losses and LAE paid	137,738	166,530	209,932
Liability for unpaid losses and LAE at end of year, net	73,152	83,895	101,148
Reinsurance balances receivable	46	78	259
Liability for unpaid losses and LAE at end of year, gross	$ 73,198	$ 83,973	$ 101,407

The favorable change in the estimate of unpaid losses and loss adjustment expenses of $11.2 million for the year ended June 30, 2010 was due to (i) lower than anticipated severity of accidents occurring during the fiscal 2007 and 2008 accident years, primarily in bodily injury coverage in Georgia and South Carolina, (ii) an improvement in the Company's claim handling practices and (iii) a shift in business mix toward renewal policies, which have lower loss ratios than new policies. The favorable development of $11.4 million for the year ended June 30, 2009 was primarily due to both lower than anticipated severity and frequency of accidents, most notably in the Company's property and physical damage coverages.

The favorable change in the estimate of unpaid losses and loss adjustment expenses of $1.4 million for the year ended June 30, 2008 was primarily the result of both lower than anticipated severity and frequency of accidents. There were no individual factors that had a material impact in this favorable change.

9. Notes Payable

The Company entered into an amendment to its credit agreement effective September 10, 2008. The amended terms (i) accelerated the maturity date of the term loan facility to October 31, 2008, (ii) eliminated the revolving credit facility and (iii) removed all financial covenants for the remaining term. The unpaid balance under the Company's credit agreement was paid in full on October 31, 2008. The Company entered into an interest rate swap agreement in January 2006 that fixed the interest rate on the term loan facility at 6.63%. Effective September 30, 2008, the Company cancelled the interest rate swap agreement for $0.1 million.

10. Debentures Payable

In June 2007, First Acceptance Statutory Trust I ("FAST I"), a wholly-owned unconsolidated subsidiary trust of the Company, issued 40,000 shares of preferred securities at $1,000 per share to outside investors and 1,240 shares of common securities to the Company, also at $1,000 per share. FAST I used the proceeds from the sale of the preferred securities to purchase $41.2 million of junior subordinated debentures from the Company. The sole assets of FAST I are $41.2 million of junior subordinated debentures issued by the Company. The debentures will mature on July 30, 2037 and are redeemable by the Company in whole or in part beginning on July 30, 2012, at which time the preferred securities are callable. The debentures pay a fixed rate of 9.277% until July 30, 2012, after which the rate becomes variable (LIBOR plus 375 basis points).

The obligations of the Company under the junior subordinated debentures represent full and unconditional guarantees by the Company of FAST I's obligations for the preferred securities. Dividends on the preferred securities are cumulative, payable quarterly in arrears and are deferrable at the Company's option for up to five years. The dividends on these securities are the same as the interest on the debentures. The Company cannot pay dividends on its common stock during such deferments.

The debentures are classified as debentures payable in the Company's consolidated balance sheets and the interest paid on these debentures is classified as interest expense in the consolidated statements of operations.

11. Income Taxes

The provision for income taxes consisted of the following (in thousands).

	Year Ended June 30,		
	2010	2009	2008
Federal:			
Current	$ --	$ 295	$ 31
Deferred	--	17,440	13,496
	--	17,735	13,527
State:			
Current	441	508	448
Deferred	--	153	(153)
	441	661	295
	$ 441	$ 18,396	$ 13,822

The provision for income taxes differs from the amounts computed by applying the statutory federal corporate tax rate of 35% to income (loss) before income taxes as a result of the following (in thousands).

	Year Ended June 30,		
	2010	2009	2008
Provision (benefit) for income taxes at statutory rate	$ 2,618	$ (17,466)	$ (1,408)
Tax effect of:			
Tax-exempt investment income	(16)	(16)	(32)
Change in the beginning of the year balance of the valuation allowance for deferred tax asset allocated to income taxes	(5,278)	(6,291)	3,571
Net operating loss carryforward expirations	2,483	24,534	11,380
Goodwill	--	16,724	--
Restricted stock	240	--	--
State income taxes, net of federal income tax benefit and valuation allowance	441	661	139
Other	(47)	250	172
	$ 441	$ 18,396	$ 13,822

The tax effects of temporary differences that give rise to the net deferred tax assets and liabilities are presented below (in thousands).

	June 30,	
	2010	2009
Deferred tax assets:		
Net operating loss carryforwards	$ 3,613	$ 4,207
Stock option compensation	3,965	4,089
Unearned premiums and loss and loss adjustment expense reserves	5,099	5,524
Goodwill	2,886	3,847
Net unrealized change on investments	--	188
Alternative minimum tax ("AMT") credit carryforwards	1,612	1,609
Accrued expenses and other nondeductible items	934	4,290
Other	3,089	2,532
	21,198	26,286
Deferred tax liabilities:		
Deferred acquisition costs	(1,268)	(1,364)
Net unrealized change on investments	(3,025)	--
	(4,293)	(1,364)
Total net deferred tax asset	16,905	24,922
Less: Valuation allowance	(16,905)	(24,922)
Net deferred tax asset	$ --	$ --

The Company had a valuation allowance of $16.9 million and $24.9 million at June 30, 2010 and 2009, respectively, to reduce net deferred tax assets to the amount that is more likely than not to be realized, which included all net deferred tax assets at June 30, 2010 and 2009. The change in the total valuation allowance for the year ended June 30, 2010 was a decrease of $8.0 million. For the year ended June 30, 2010, the change in the valuation allowance primarily included the unrealized change on investments of $3.2 million included in other comprehensive income (loss).

In assessing the realization of deferred tax assets, management considered whether it was more likely than not that some portion or all of the deferred tax assets will not be realized. The Company is required to assess whether a valuation allowance should be established against the Company's net deferred tax assets based on the consideration of all available evidence using a more likely than not standard. In making such judgments, significant weight is given to evidence that can be objectively verified. In assessing the Company's ability to support the realizability of its deferred tax assets, management considered both positive and negative evidence. The Company placed greater weight on historical results than on the Company's outlook for future profitability and established a deferred tax valuation allowance against all net deferred tax assets at June 30, 2010 and 2009. The deferred tax valuation allowance may be adjusted in future periods if management determines that it is more likely than not that some portion or all of the deferred tax assets will be realized. In the event the deferred tax valuation allowance is adjusted, the Company would record an income tax benefit for the adjustment.

The net change in the total valuation allowance for the year ended June 30, 2009 was a decrease of $5.2 million. The fiscal year 2009 provision was increased by a net charge of $10.2 million resulting from the $15.3 million tax effect of the goodwill impairment charge and the establishment of a full valuation allowance on the remaining net deferred tax assets offset by a tax benefit of $5.1 million related to the utilization of federal net operating loss ("NOL") carryforwards that were to expire on June 30, 2009 that had been previously reserved for through a valuation allowance. The net change in the total valuation allowance for the year ended June 30, 2008 was an increase of $3.0 million. The increase during fiscal year 2008 included a charge of $11.4 million related to the expiration of certain federal NOL carryforwards due to taxable income being less than the Company's previous estimates of taxable income.

At June 30, 2010, the Company had gross state NOL carryforwards of $19.1 million that begin to expire in 2019 and AMT credit carryforwards of $1.6 million that have no expiration date. At June 30, 2010, the Company had gross NOL carryforwards for federal income tax purposes of $10.3 million, which are available to offset future federal taxable income. As discussed previously, on a tax-affected basis, all remaining federal and state NOL carryforwards at June 30, 2010 have been fully reserved for through a valuation allowance.

The gross federal NOL carryforwards will expire in 2011 through 2030, as shown in the following table (in thousands).

Expiration Year Ended June 30,	Amount
2011	$ 2,099
2012	--
2013	2
2014	--
Thereafter	8,223
Total NOL carryforwards	$ 10,324

12. Net Income (Loss) Per Share

FASB ASC 260-10, *Earnings Per share (Prior authoritative literature:* FASB SFAS No. 128), specifies the computation, presentation and disclosure requirements for earnings per share ("EPS"). Basic EPS are computed using the weighted average number of shares outstanding. Diluted EPS are computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding securities with a right to purchase or convert into common stock.

The following table sets forth the computation of basic and diluted net income (loss) per share (in thousands, except per share data).

	Year Ended June 30,		
	2010	2009	2008
Net income (loss)	$ 7,040	$ (68,300)	$ (17,845)
Weighted average common basic shares	47,961	47,664	47,628
Effect of dilutive securities	677	--	--
Weighted average common dilutive shares	48,638	47,664	47,628
Basic net income (loss) per share	$ 0.15	$ (1.43)	$ (0.37)
Diluted net income (loss) per share	$ 0.14	$ (1.43)	$ (0.37)

For the year ended June 30, 2010, options to purchase approximately 4.6 million shares of common stock, a dilutive effect of approximately 0.2 million shares, and 0.5 million shares of unvested restricted common stock were included in the computation of diluted net income per share.

For the year ended June 30, 2009, options to purchase approximately 5.3 million shares of common stock, a dilutive effect of approximately 0.8 million shares, and 0.6 million shares of unvested restricted common stock were not included in the computation of diluted net income per share as their inclusion would have been anti-dilutive.

For the year ended June 30, 2008, options to purchase approximately 5.5 million shares of common stock, a dilutive effect of approximately 1.5 million shares, and 0.4 million shares of unvested restricted common stock were not included in the computation of diluted net loss per share as their inclusion would have been anti-dilutive.

13. Concentrations of Credit Risk

At June 30, 2010, the Company had certain concentrations of credit risk with several financial institutions in the form of cash and cash equivalents, which amounted to $26.2 million. For purposes of evaluating credit risk, the stability of financial institutions conducting business with the Company and the amount of available Federal Deposit Insurance Corporation insurance is periodically reviewed. If the financial institutions failed to completely perform under terms of the financial instruments, the exposure for credit loss would be the amount of the financial instruments less amounts covered by regulatory insurance.

The Company primarily transacts business either directly with its policyholders or through independently-owned insurance agencies in Tennessee who exclusively write non-standard personal automobile insurance policies on behalf of the Company. Direct policyholders make payments directly to the Company. Balances due from policyholders are generally secured by the related unearned premium. The Company requires a down payment at the time the policy is originated and subsequent scheduled payments are monitored in order to prevent the Company from providing coverage beyond the date for which payment has been received. If subsequent payments are not made timely, the policy is generally canceled at no loss to the Company. Policyholders whose premiums are written through the independent agencies make their payments to these agencies that in turn remit these payments to the Company. Balances due to the Company resulting from premium payments made to these agencies are unsecured.

14. Related Party Transactions

Certain of the Company's executives are covered by employment agreements covering, among other things, base compensation, incentive-bonus determinations and payments in the event of termination, or a change in control of the Company.

Effective May 2004, the Company entered into an advisory services agreement with an entity controlled by a current director of the Company to render advisory services in connection with financings, mergers and acquisitions and other related matters involving the Company. In consideration for the advisory services provided, the Company paid the advisor a quarterly fee of $62,500 for a four-year period through April 2008. There are no further amounts due related to the advisory services agreement.

15. Severance

During the years ended June 30, 2010, 2009 and 2008, the Company entered into separation agreements with certain officers and employees. Accordingly, the Company incurred charges during the years ended June 30, 2010, 2009 and 2008 of approximately $0.2 million, $0.2 million and $1.1 million, respectively. Fiscal year 2008 includes a $0.1 million non-cash charge related to the vesting of remaining unvested stock options. At June 30, 2009, a severance and benefit accrual of $0.2 million was classified in other liabilities in the Company's consolidated balance sheet. Severance and benefits charges are included in insurance operating expenses, and the non-cash charge related to the vesting of remaining unvested stock options is included in stock-based compensation expense in the consolidated statements of operations. The insurance operations segment includes the accrued severance and benefits charge, and the real estate and corporate segment includes the accelerated vesting charge.

16. Litigation

The Company is named as a defendant in various lawsuits, arising in the ordinary course of business, generally relating to its insurance operations. All legal actions relating to claims made under insurance policies are considered by the Company in establishing its loss and loss adjustment expense reserves. The Company also faces lawsuits that seek damages beyond policy limits, commonly known as bad faith claims, as well as class action and individual lawsuits that involve issues arising in the course of the Company's business. The Company continually evaluates potential liabilities and reserves for litigation of these types using the criteria established by FASB ASC 450-20, *Loss Contingencies* (*Prior authoritative literature:* FASB Statement No. 5) ("FASB ASC 450-20"). Pursuant to FASB ASC 450-20, reserves for a loss may only be recognized if the likelihood of occurrence is probable and the amount can be reasonably estimated. If a loss, while not probable, is judged to be reasonably possible, management will disclose, if it can be estimated, a possible range of loss or state that an estimate cannot be made. Management evaluates each legal action and records reserves for losses as warranted by establishing a reserve in its consolidated balance sheets in loss and loss adjustment expense reserves for bad faith claims and in other liabilities for other lawsuits. Amounts incurred are recorded in the Company's consolidated statements of operations in losses and loss adjustment expenses for bad faith claims and in insurance operating expenses for other lawsuits unless otherwise disclosed.

The Company established an accrual for losses related to the litigation settlements entered into during fiscal year 2009 related to litigation brought against the Company in Alabama and Georgia with respect to its sales practices, primarily the sale of ancillary motor club memberships currently or formerly sold in those states. Pursuant to the terms of the settlements, eligible class members are entitled to certain premium credits towards a future automobile insurance policy with the Company or a reimbursement certificate for future rental or towing expenses. Benefits to the Georgia and Alabama class members commenced January 1, 2009 and March 7, 2009, respectively. Any premium credits issued to class members as described above will be prorated over a twelve-month term not to extend beyond August 2011, and the class members will be entitled to the prorated premium credit only so long as their insurance premiums remain current during the twelve-month term.

At December 31, 2008, the Company accrued $5.2 million for premium credits available to class members who were actively insured by the Company. The following is a progression of the activity associated with the estimated premium credit liability (in thousands).

Balance at December 31, 2008	$ 5,227
Credits utilized	(1,338)
Credits forfeited	(904)
Balance at June 30, 2009	2,985
Credits utilized	(2,622)
Credits forfeited	(317)
Balance at June 30, 2010	$ 46

The Company has not established an accrual for $0.1 million in potential premium credits available to class members who were not actively insured by the Company upon commencement of the settlement due to the uncertainty associated with this group having to purchase a new automobile insurance policy. The Company did not incur any significant costs associated with the reimbursement certificates. The final costs of the settlements will depend on, among other factors, the rate of redemption and forfeiture of the premium credits and reimbursement certificates.

The litigation settlement costs are classified in the litigation settlement expenses line item in the Company's consolidated statements of operations. The litigation settlement accrual for those currently estimable costs associated with the utilization of premium credits is classified in other liabilities in the Company's consolidated balance sheets. Based on the maximum remaining available premium credits, management does not expect any material adjustments during future periods.

The Company received $2.95 million in July 2009 from its insurance carrier regarding coverage for the costs and expenses incurred by the Company relating to the settlement of the Georgia and Alabama litigation. The insurance recovery was accrued in fiscal year 2009 and is included in other assets in the Company's consolidated balance sheet at June 30, 2009.

17. Fair Value of Financial Instruments

The carrying values and fair values of certain of the Company's financial instruments were as follows (in thousands).

	June 30, 2010		June 30, 2009	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Investments, available-for-sale	$ 187,907	$ 196,550	$ 140,849	$ 140,311
Cash and cash equivalents	26,184	26,184	77,201	77,201
Premiums and fees receivable, net	41,276	41,276	45,309	45,309
Liabilities:				
Debentures payable	41,240	19,701	41,240	15,568

The fair values as presented represent the Company's best estimates and may not be substantiated by comparisons to independent markets. The fair value of the debentures payable was based on current market rates offered for debt with similar risks and maturities. Certain financial instruments and all non-financial instruments are not required to be disclosed. Therefore, the aggregate fair values presented in the table do not purport to represent the Company's underlying value.

18. Segment Information

The Company operates in two business segments with its primary focus being the selling, servicing and underwriting of non-standard personal automobile insurance. The real estate and corporate segment consists of the activities related to the disposition of foreclosed real estate held for sale, interest expense associated with all debt and other general corporate overhead expenses.

The following table presents selected financial data by business segment (in thousands).

	Year Ended June 30,		
	2010	2009	2008
Revenues:			
Insurance	$ 223,054	$ 265,341	$ 332,219
Real estate and corporate	119	124	180
Consolidated total	$ 223,173	$ 265,465	$ 332,399
Income (loss) before income taxes:			
Insurance	$ 14,568	$ (42,536)	$ 4,685
Real estate and corporate	(7,087)	(7,368)	(8,708)
Consolidated total	$ 7,481	$ (49,904)	$ (4,023)

	June 30,	
	2010	2009
Total assets:		
Insurance	$ 343,499	$ 348,801
Real estate and corporate	12,843	10,155
Consolidated total	$ 356,342	$ 358,956

19. Statutory Financial Information and Accounting Policies

The statutory-basis financial statements of the Insurance Companies are prepared in accordance with accounting practices prescribed or permitted by the Department of Insurance in each respective state of domicile. Each state of domicile requires that insurance companies domiciled in the state prepare their statutory-basis financial statements in accordance with the National Association of Insurance Commissioners *Accounting Practices and Procedures Manual* subject to any deviations prescribed or permitted by the insurance commissioner in each state of domicile. The Insurance Companies are required to report their risk-based capital ("RBC") each December 31. Failure to maintain an adequate RBC could subject the Insurance Companies to regulatory action and could restrict the payment of dividends. At December 31, 2009, the RBC levels of the Insurance Companies did not subject them to any regulatory action.

At June 30, 2010 and 2009, on an unaudited consolidated statutory basis, capital and surplus was $120.3 million and $114.3 million, respectively. For the fiscal year ended June 30, 2010, 2009 and 2008, unaudited consolidated statutory net income as filed was $5.2 million, $7.3 million and $3.8 million, respectively.

The maximum amount of dividends which can be paid by First Acceptance Insurance Company, Inc. ("FAIC") to the Company, without the prior approval of the Texas insurance commissioner, is limited to the greater of 10% of statutory capital and surplus at December 31 of the next preceding year or net income for the year. Accordingly, at December 31, 2009, the maximum amount of dividends available to be paid to the Company from FAIC without prior approval in any preceding twelve-month period is approximately $12 million. Based on FAIC's earned surplus, the Company believes that it has extraordinary dividend capacity, of an additional $7 million, subject to regulatory approval.

20. Selected Quarterly Financial Data (unaudited)

Interim results are not necessarily indicative of fiscal year performance because of the impact of seasonal and short-term variations. Selected quarterly financial data for the years ended June 30, 2010 and 2009 is summarized as follows (in thousands, except per share data).

	Quarters Ended			
	September 30,	December 31,	March 31,	June 30,
Year Ended June 30, 2010:				
Total revenues	$ 57,312	$ 53,775	$ 56,116	$ 55,970
Income before income taxes	$ 2,861	$ 1,577	$ 2,193	$ 850
Net income	$ 2,760	$ 1,475	$ 2,069	$ 736
Basic and diluted net income per share	$ 0.06	$ 0.03	$ 0.04	$ 0.02
Year Ended June 30, 2009:				
Total revenues	$ 71,589	$ 65,080	$ 67,097	$ 61,699
Income (loss) before income taxes	$ 3,753	$ (1,388)	$ 3,991	$ (56,260)
Net income (loss)	$ 1,841	$ (1,003)	$ 2,394	$ (71,532)
Basic and diluted net income (loss) per share	$ 0.04	$ (0.02)	$ 0.05	$ (1.50)

Income before income taxes for the quarter ended June 30, 2010 of $0.9 million included $1.0 million of favorable development in the Company's estimate of unpaid loss and loss adjustment expenses. Loss before income taxes for the quarter ended June 30, 2009 of $56.3 million included a goodwill impairment charge of $68.0 million (see Note 1), $4.5 million of favorable development in the Company's estimate of unpaid loss and loss adjustment expenses, and an insurance recovery of $2.95 million reflected as a reduction of litigation settlement expenses (see Note 16). Net loss for the quarter ended June 30, 2009 included a net charge to the tax provision of $10.2 million resulting from the $15.3 million tax effect of the goodwill impairment charge and the establishment of a full valuation allowance on the remaining deferred tax assets offset by a tax benefit of $5.1 million related to the utilization of federal NOL carryforwards that were to expire on June 30, 2009 that had been previously reserved for through a valuation allowance (see Note 11).

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management team, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, or the "Exchange Act") as of June 30, 2010. Based on that evaluation, our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer) concluded that our disclosure controls and procedures were effective as of June 30, 2010 to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under the *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of June 30, 2010.

Our independent registered public accounting firm, Ernst & Young LLP has issued an attestation report on our internal control over financial reporting, which such report appears herein.

Changes in Internal Control over Financial Reporting

During the fourth fiscal quarter of the period covered by this report, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information with respect to our directors and executive officers, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held November 16, 2010, is incorporated herein by reference.

Information with respect to compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held November 16, 2010, is incorporated herein by reference.

Information with respect to our code of business conduct and ethics, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held November 16, 2010, is incorporated herein by reference.

Information with respect to our corporate governance disclosures, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held November 16, 2010, is incorporated herein by reference.

Item 11. Executive Compensation

Information with respect to the compensation of our executive officers, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held November 16, 2010, is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information with respect to security ownership of certain beneficial owners and management and related stockholder matters, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held November 16, 2010, is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information with respect to certain relationships and related transactions, and director independence, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held November 16, 2010, is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information with respect to the fees paid to and services provided by our principal accountants, set forth in our Definitive Proxy Statement for the Annual Meeting of Stockholders to be held November 16, 2010, is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) Financial Statements, Financial Statement Schedules and Exhibits

(1) Consolidated Financial Statements: See Index to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K.

(2) Financial Statement Schedules:

Schedule I – Financial Information of Registrant (Parent Company)

(3) Exhibits: See the exhibit listing set forth below.

Exhibit Number	
2.1	Agreement and Plan of Merger by and among the Company, USAH Merger Sub, Inc., USAuto Holdings, Inc. and the Stockholders of USAuto Holdings, Inc., dated as of December 15, 2003 (incorporated by reference to Exhibit 2.1 of Registration Statement No. 333-111161 on Form S-1, filed December 15, 2003).
3.1	Restated Certificate of Incorporation of First Acceptance Corporation (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K dated May 3, 2004).
3.2	Second Amended and Restated Bylaws of First Acceptance Corporation (incorporated by reference to Exhibit 3 of the Company's Current Report on Form 8-K dated November 9, 2007).
4.1	Registration Rights Agreement, dated as of July 1, 2002, by and between the Company and Donald J. Edwards (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K dated July 11, 2002).
4.2	Form of certificate representing shares of common stock, par value $0.01 per share (incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-8 filed December 26, 2002).
10.1	Amended and Restated First Acceptance Corporation 2002 Long Term Incentive Plan (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K dated November 23, 2009).*
10.2	Nonqualified Stock Option Agreement, dated as of July 9, 2002, by and between the Company and Donald J. Edwards (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K dated July 11, 2002).*
10.3	Advisory Services Agreement, dated as of April 30, 2004, by and between First Acceptance Corporation and Edwards Capital LLC (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated May 3, 2004).*
10.4	Nonqualified Stock Option Agreement, dated as of April 30, 2004, by and between First Acceptance Corporation and Stephen J. Harrison (incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K dated May 3, 2004).*
10.5	Nonqualified Stock Option Agreement, dated as of April 30, 2004, by and between First Acceptance Corporation and Thomas M. Harrison, Jr. (incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K dated May 3, 2004).*

10.6	Registration Rights Agreement, dated as of April 30, 2004, by and among First Acceptance Corporation, Stephen J. Harrison and Thomas M. Harrison, Jr. (incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K dated May 3, 2004).
10.7	Form of Restricted Stock Award Agreement under the Company's 2002 Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated November 3, 2004).*
10.8	Form of Nonqualified Stock Option Agreement under the Company's 2002 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated November 3, 2004).*
10.9	First Acceptance Corporation Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of the Registration Statement No. 333-121551 on Form S-8, filed December 22, 2004).
10.10	Summary of Compensation for Non- Employee Directors and Named Executive Officers.
10.11	Asset Purchase Agreement, dated as of January 12, 2006, by and among First Acceptance Corporation, Acceptance Insurance Agency of Illinois, Inc., Insurance Plus Agency II, Inc., Yale International Insurance Agency, Inc. and Constantine Danos (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated January 18, 2006).
10.12	Stock Purchase Agreement, dated as of September 13, 2006, by and between First Acceptance Corporation and Edward Pierce (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K dated September 19, 2006).*
10.13	Nonqualified Stock Option Agreement, dated as of September 13, 2006, by and between First Acceptance Corporation and Edward Pierce (incorporated by reference to Exhibit 99.3 of the Company's Current Report on Form 8-K dated September 19, 2006).*
10.14	Nonqualified Stock Option Agreement, dated as of October 9, 2006, by and between First Acceptance Corporation and Kevin P. Cohn (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K dated October 12, 2006).*
10.15	Form of Restricted Stock Award Agreement of Outside Directors under the Company's 2002 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 10-Q dated May 10, 2007).*
10.16	Form of Indemnification Agreement between the Company and each of the Company's directors and executive officers (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 10-Q dated May 10, 2007).*
10.17	Junior Subordinated Indenture, dated June 15, 2007, between First Acceptance Corporation and Wilmington Trust Company (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K dated June 18, 2007).
10.18	Guarantee Agreement, dated June 15, 2007, between First Acceptance Corporation and Wilmington Trust Company (incorporated by reference to Exhibit 99.3 of the Company's Current Report on Form 8-K dated June 18, 2007).
10.19	Amended and Restated Trust Agreement, dated June 15, 2007, among First Acceptance Corporation, Wilmington Trust Company and the Administrative Trustees Named Therein (incorporated by reference to Exhibit 99.4 of the Company's Current Report on Form 8-K dated June 18, 2007).

10.20 Amended and Restated Employment Agreement, made as of February 8, 2008, to be effective January 1, 2008, by and between First Acceptance Corporation and Stephen J. Harrison (incorporated by reference to Exhibit 99.3 of the Company's Current Report on Form 8-K dated February 11, 2008).*

10.21 Amended and Restated Employment Agreement, made as of February 8, 2008, to be effective January 1, 2008, by and between First Acceptance Corporation and Edward Pierce (incorporated by reference to Exhibit 99.4 of the Company's Current Report on Form 8-K dated February 11, 2008).*

10.22 Amended and Restated Employment Agreement, made as of February 8, 2008, to be effective January 1, 2008, by and between First Acceptance Corporation and Kevin P. Cohn (incorporated by reference to Exhibit 99.5 of the Company's Current Report on Form 8-K dated February 11, 2008).*

10.23 Employment Agreement, made as of February 8, 2008, to be effective January 1, 2008, by and between First Acceptance Corporation and William R. Pentecost (incorporated by reference to Exhibit 99.6 of the Company's Current Report on Form 8-K dated February 11, 2008).*

10.24 First Amendment to First Acceptance Corporation Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q dated February 11, 2008).

10.25 Restricted Stock Award Agreement, dated as of March 18, 2008, between First Acceptance Corporation and Edward Pierce (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K dated March 21, 2008).*

10.26 Form of Restricted Stock Award Agreement between First Acceptance Corporation and Stephen J. Harrison and Edward Pierce (incorporated by reference to Exhibit 99 of the Company's Current Report on Form 8-K dated October 6, 2008).*

10.27 Stipulation and Agreement of Settlement, made and entered into as of September 10, 2008, by First Acceptance Insurance Company of Georgia, Inc., and its predecessors and affiliates, Village Auto Insurance Company, U.S. Auto Insurance Company, and Transit Auto Club, Inc., and Annette Rush and all other persons similarly situated by and through their undersigned attorneys of record (incorporated by reference to Exhibit 10 of the Company's Quarterly Report on Form 10-Q dated November 10, 2008).

10.28 Stipulation and Agreement of Settlement, dated as of December 5, 2008, by First Acceptance Insurance Company, Inc., and its predecessors and affiliates, USAuto Insurance Company, and Transit Automobile Club, Inc., by and through their attorneys of record, and Margaret Franklin and all other persons similarly situated, by and through their attorneys of record (incorporated by reference to Exhibit 99 of the Company's Current Report on Form 8-K dated December 11, 2008).

10.29 Employment Agreement, made as of February 8, 2008, to be effective January 1, 2008, between First Acceptance Corporation and Daniel L. Walker (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q dated May 11, 2009).*

10.30 Amended and Restated Employment Agreement, made as of February 8, 2008, to be effective January 1, 2008, between First Acceptance Corporation and Keith E. Bornemann (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q dated May 11, 2009).*

10.31 Option Cancellation and Restricted Award Agreement, made as of November 18, 2009, between First Acceptance Corporation and Keith E. Bornemann (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K dated November 23, 2009).*

10.32 Option Cancellation and Restricted Award Agreement, made as of November 18, 2009, between First Acceptance Corporation and Kevin P. Cohn (incorporated by reference to Exhibit 99.3 of the Company's Current Report on Form 8-K dated November 23, 2009).*

10.33	Option Cancellation and Restricted Award Agreement, made as of November 18, 2009, between First Acceptance Corporation and Stephen J. Harrison (incorporated by reference to Exhibit 99.4 of the Company's Current Report on Form 8-K dated November 23, 2009).*
10.34	Option Cancellation and Restricted Award Agreement, made as of November 18, 2009, between First Acceptance Corporation and Edward L. Pierce (incorporated by reference to Exhibit 99.5 of the Company's Current Report on Form 8-K dated November 23, 2009).*
14	First Acceptance Corporation Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14 of the Company's Annual Report on Form 10-K dated September 28, 2004).
21	Subsidiaries of First Acceptance Corporation.
23.1	Consent of Ernst & Young LLP.
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).
32.1	Chief Executive Officer's Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Chief Financial Officer's Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST ACCEPTANCE CORPORATION

Date: August 31, 2010

By /s/ Stephen J. Harrison
Stephen J. Harrison
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Stephen J. Harrison Stephen J. Harrison	Chief Executive Officer and Director (Principal Executive Officer)	August 31, 2010
/s/ Kevin P. Cohn Kevin P. Cohn	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 31, 2010
/s/ Gerald J. Ford Gerald J. Ford	Chairman of the Board of Directors	August 31, 2010
/s/ Thomas M. Harrison, Jr. Thomas M. Harrison, Jr.	Director	August 31, 2010
/s/ Rhodes R. Bobbitt Rhodes R. Bobbitt	Director	August 31, 2010
/s/ Harvey B. Cash Harvey B. Cash	Director	August 31, 2010
/s/ Donald J. Edwards Donald J. Edwards	Director	August 31, 2010
/s/ Tom C. Nichols Tom C. Nichols	Director	August 31, 2010
/s/ Lyndon L. Olson Lyndon L. Olson	Director	August 31, 2010
/s/ William A. Shipp, Jr. William A. Shipp, Jr.	Director	August 31, 2010

FIRST ACCEPTANCE CORPORATION AND SUBSIDIARIES
SCHEDULE I. FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)
(in thousands)

Balance Sheets	June 30, 2010	June 30, 2009
Assets:		
Investment in subsidiaries, at equity in net assets	$ 206,265	$ 190,941
Cash and cash equivalents	9,534	3,058
Other assets	3,309	7,035
Amounts due from subsidiaries	--	62
	$ 219,108	$ 201,096
Liabilities:		
Debentures payable	$ 41,240	$ 41,240
Other liabilities	678	--
Stockholders' equity	177,190	159,856
	$ 219,108	$ 201,096

	Year Ended June 30,		
	2010	2009	2008
Statements of Operations			
Investment income	$ 119	$ 124	$ 180
Equity in income (loss) of subsidiaries, net of tax	13,813	(58,650)	2,805
Expenses	(7,206)	(7,492)	(8,888)
Income (loss) before income taxes	6,726	(66,018)	(5,903)
Provision (benefit) for income taxes	(314)	2,282	11,942
Net income (loss)	$ 7,040	$ (68,300)	$ (17,845)

	Year Ended June 30,		
Statements of Cash Flows	2010	2009	2008
Cash flows from operating activities:			
Net income (loss)	$ 7,040	$ (68,300)	$ (17,845)
Equity in income (loss) of subsidiaries, net of tax	(13,813)	58,650	(2,805)
Stock-based compensation	1,048	2,053	1,507
Deferred income taxes	--	8,927	15,747
Other	(2)	--	--
Change in assets and liabilities	4,488	(5,044)	(2,829)
Net cash used in operating activities	(1,239)	(3,714)	(6,225)
Cash flows from investing activities:			
Investment in subsidiary	--	(2,685)	--
Dividend from subsidiary	7,670	10,975	17,609
Improvements to foreclosed real estate	(22)	(138)	(253)
Net cash provided by investing activities	7,648	8,152	17,356
Cash flows from financing activities:			
Payments on borrowings	--	(3,913)	(19,147)
Net proceeds from issuance of common stock	67	68	131
Net cash provided by (used in) financing activities	67	(3,845)	(19,016)
Net increase (decrease) in cash and cash equivalents	6,476	593	(7,885)
Cash and cash equivalents, beginning of year	3,058	2,465	10,350
Cash and cash equivalents, end of year	$ 9,534	$ 3,058	$ 2,465

SECTION 302 CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER

I, Stephen J. Harrison, Chief Executive Officer of First Acceptance Corporation, certify that:

1. I have reviewed this Annual Report on Form 10-K of First Acceptance Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 31, 2010

/s/ Stephen J. Harrison
Stephen J. Harrison
Chief Executive Officer

SECTION 302 CERTIFICATION OF THE CHIEF FINANCIAL OFFICER

I, Kevin P. Cohn, Senior Vice President and Chief Financial Officer of First Acceptance Corporation, certify that:

1. I have reviewed this Annual Report on Form 10-K of First Acceptance Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 31, 2010

/s/ Kevin P. Cohn
Kevin P. Cohn
Senior Vice President and Chief Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of First Acceptance Corporation (the "Company") on Form 10-K for the period ended June 30, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Stephen J. Harrison, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

/s/ Stephen J. Harrison
Stephen J. Harrison
Chief Executive Officer

August 31, 2010

A signed original of this written statement required by Section 906 has been provided to First Acceptance Corporation, and will be retained by First Acceptance Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of First Acceptance Corporation (the "Company") on Form 10-K for the period ended June 30, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kevin P. Cohn, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

/s/ Kevin P. Cohn
Kevin P. Cohn
Senior Vice President and Chief Financial Officer

August 31, 2010

A signed original of this written statement required by Section 906 has been provided to First Acceptance Corporation, and will be retained by First Acceptance Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Stockholder Information

Corporate Address

First Acceptance Corporation
3813 Green Hills Village Drive
Nashville, Tennessee 37215
615.844.2800

Annual Stockholders Meeting

Tuesday, November 16, 2010 at 10:00 a.m., Central Time
First Acceptance Corporation
3813 Green Hills Village Drive
Nashville, Tennessee 37215

Common Stock Data

Common Stock is traded on the New York Stock Exchange under the symbol FAC.

Investor Relations

Michael J. Bodayle
615.844.2885
mbodayle@facins.com

Transfer Agent and Registrar

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015

or

480 Washington Boulevard
Jersey City, New Jersey 07310-1900
800.522.6645

TDD for Hearing Impaired: 800.231.5469
Foreign Shareholders: 201.680.6578
TDD Foreign Shareholders: 201.680.6610

www.bnymellon.com/shareowner/isd


1st Acceptance
CORPORATION

3813 Green Hills Village Drive
Nashville, Tennessee 37215
615.844.2800
www.firstacceptancecorp.com

Appendix A

AMENDED AND RESTATED FIRST ACCEPTANCE CORPORATION EMPLOYEE STOCK PURCHASE PLAN

Article I
INTRODUCTION

1.1 Establishment of Plan. First Acceptance Corporation, a Delaware corporation (the "Company") with its principal offices located in Nashville, Tennessee, adopts the following employee stock purchase plan for its eligible employees. This Plan shall be known as the Amended and Restated First Acceptance Corporation Employee Stock Purchase Plan.

1.2 Purpose. The purpose of this Plan is to provide an opportunity for eligible employees of the Employer to become shareholders in the Company. It is believed that broad-based employee participation in the ownership of the business will help to achieve the unity of purpose conducive to the continued growth of the Employer and to the mutual benefit of its employees and shareholders.

1.3 Qualification. This Plan is intended to be an employee stock purchase plan which qualifies for favorable Federal income tax treatment under Section 423 of the Code and is intended to comply with the provisions thereof, including the requirement of Section 423(b)(5) of the Code that all Employees granted options to purchase Stock under the Plan have the same rights and privileges with respect to such options.

1.4 Rule 16b-3 Compliance. This Plan is intended to comply with Rule 16b-3 under the Securities Exchange Act of 1934, and should be interpreted in accordance therewith.

Article II
DEFINITIONS

As used herein, the following words and phrases shall have the meanings specified below:

2.1 Board of Directors. The Board of Directors of the Company.

2.2 Closing Market Price. The closing price of the Stock as reported in the consolidated trading of the New York Stock Exchange or such market or exchange on which the Stock is then traded on the date specified; provided that if there should be any material alteration in the present system of reporting sales prices of such Stock, or if such Stock should no longer be listed on the New York Stock Exchange or any other market or exchange, the market value of the Stock as of a particular date shall be determined in such a method as shall be specified by the Plan Administrator.

2.3 Code. The Internal Revenue Code of 1986, as amended from time to time.

2.4 Commencement Date. The first day of each Option Period. The first Commencement Date shall be February 1, 2005. Thereafter, Option Periods shall begin on each July 1 and January 1.

2.5 Contribution Account. The account established on behalf of a Participant to which shall be credited the amount of the Participant's contribution, pursuant to Article V.

2.6 Effective Date. February 1, 2005.

2.7 Employee. Any person employed by the Employer for a period of six (6) months.

2.8 Employer. The Company and any corporation (i) which is a Subsidiary of the Company, (ii) which is authorized by the Board of Directors to adopt this Plan with respect to its Employees, and (iii) which adopts this Plan. The term "Employer" shall include any corporation into which an Employer may be merged or consolidated or to which all or substantially all of its assets may be transferred, provided that the surviving or transferee corporation would qualify as a subsidiary under Section 2.18 hereof and that such corporation does not affirmatively disavow this Plan.

2.9 Exercise Date. The last trading date of each Option Period on the New York Stock Exchange or such market or exchange on which the Stock is then traded.

2.10 Exercise Price. The price per share of the Stock to be charged to Participants at the Exercise Date, as determined in Section 6.3.

2.11 Five-Percent Shareholder. An Employee who owns five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any Subsidiary thereof. In determining this five percent test, shares of stock which the Employee may purchase under outstanding options, as well as stock attributed to the Employee under Section 424(d) of the Code, shall be treated as stock owned by the Employee in the numerator, but shares of stock which may be issued under options shall not be counted in the total of outstanding shares in the denominator.

2.12 Grant Date. The first trading date of each Option Period on the New York Stock Exchange or such market or exchange on which the Stock is then traded.

2.13 Option Period. The first Option Period shall begin on February 1, 2005 and end on June 30, 2005. Thereafter, Option Periods shall be successive six (6) month periods commencing on July 1 and ending on December 31 and commencing on January 1 and ending on June 30.

2.14 Participant. Any Employee of an Employer who has met the conditions for eligibility as provided in Article IV and who has elected to participate in the Plan.

2.15 Plan. Amended and Restated First Acceptance Corporation Employee Stock Purchase Plan.

2.16 Plan Administrator. The committee composed of one or more individuals to whom authority is delegated by the Board of Directors to administer the Plan. The initial committee shall be the Compensation Committee of the Board of Directors.

2.17 Stock. Those shares of common stock of the Company which are reserved pursuant to Section 6.1 for issuance upon the exercise of options granted under this Plan.

2.18 Subsidiary. Any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, at the time of the granting of the option, each of the corporations other than the last corporation in the chain owns stock possessing fifty percent (50%) or more of the combined voting power of all classes of stock in one of the other corporations in such chain.

Article III
SHAREHOLDER APPROVAL

3.1 Shareholder Approval Required. This Plan must be approved by the shareholders of the Company within the period beginning twelve (12) months before and ending twelve (12) months after its adoption by the Board of Directors.

3.2 Shareholder Approval for Certain Amendments. Without the approval of the shareholders of the Company, no amendment to this Plan shall increase the number of shares reserved under the Plan, other than as provided in Section 10.3. Approval by shareholders must occur within one (1) year of such amendment or such amendment shall be void ab initio, comply with applicable provisions of the corporate charter and bylaws of the Company, and comply with Delaware law prescribing the method and degree of shareholder approval required for issuance of corporate stock or options.

Article IV
ELIGIBILITY AND PARTICIPATION

4.1 Conditions. Each Employee shall become eligible to become a Participant on the Commencement Date next following the date on which he is employed by the Employer for a period of six (6) months. No Employee who is a Five-Percent Shareholder shall be eligible to participate in the Plan. Notwithstanding anything to the contrary contained herein, no individual who is not an Employee shall be granted an option to purchase Stock under the Plan.

4.2 Application for Participation. Each Employee who becomes eligible to participate shall be furnished a summary of the Plan and an enrollment form. If such Employee elects to participate hereunder, he shall complete such form and file it with his Employer no later than fifteen (15) days prior to the next Commencement Date. The completed enrollment form shall indicate the amount of Employee contributions authorized by the Employee. If no new enrollment form is filed by a Participant in advance of any Option Period after the initial Option Period, that Participant shall be deemed to have elected to continue to participate with the same contribution previously elected (subject to the limit of 15% of base pay). If any Employee does not elect to participate in any given Option Period, he may elect to participate on any future Commencement Date so long as he continues to meet the eligibility requirements.

4.3 Date of Participation. All Employees who elect to participate shall be enrolled in the Plan commencing with the first pay date after the Commencement Date following their submission of the enrollment form. Upon becoming a Participant, the Participant shall be bound by the terms of this Plan, including any amendments whenever made.

4.4 Acquisition or Creation of Subsidiary. If the stock of a corporation is acquired by the Company or another Employer so that the acquired corporation becomes a Subsidiary, or if a Subsidiary is created, the Subsidiary in either case shall automatically become an Employer and its Employees shall become eligible to participate in the Plan on the first Commencement Date after the acquisition or creation of the Subsidiary, as the case may be. Notwithstanding the foregoing, the Board of Directors may by appropriate resolutions (i) provide that the acquired or newly created Subsidiary shall not be a participating Employer, (ii) specify that the acquired or newly created Subsidiary will become a participating Employer on a Commencement Date other than the first Commencement Date after the acquisition or creation, or (iii) attach any condition whatsoever to eligibility of the employees of the acquired or newly created Subsidiary, except to the extent such condition would not comply with Section 423 of the Code.

Article V
CONTRIBUTION ACCOUNT

5.1 Employee Contributions. The enrollment form signed by each Participant shall authorize the Employer to deduct from the Participant's compensation an after-tax amount during each payroll period not less than one percent (1%) nor more than an amount which is fifteen percent (15%) of the Participant's base pay on the Commencement Date. A Participant's base pay shall be determined before subtracting any elective deferrals to a qualified plan under Section 401(k) of the Code, salary reduction contributions to a cafeteria plan under Section 125 of the Code or elective deferrals to a nonqualified deferred compensation plan. The dollar amount deducted each payday shall be credited to the Participant's Contribution Account. Participant contributions will not be permitted to commence at any time during the Option Period other than on the Commencement Date. Unless otherwise determined by the Plan Administrator with respect to an Option Period, no interest will accrue on any contributions or on the balance in a Participant's Contribution Account.

5.2 Modification of Contribution Rate. No change shall be permitted in a Participant's amount of withholding except upon a Commencement Date, and then only if the Participant files a new enrollment form with the Employer at least fifteen (15) days in advance of the Commencement Date designating the desired withholding rate. Notwithstanding the foregoing, a Participant may notify the Employer at any time (except during the periods from June 21 through June 30 and December 22 through December 31) that he wishes to discontinue his contributions. This notice shall be in writing and on such forms as provided by the Employer and shall become effective as of a date provided on the form not more than fifteen (15) days following its receipt by the Employer. The Participant shall become eligible to recommence contributions on the next Commencement Date.

5.3 Withdrawal of Contributions. A Participant may elect to withdraw the balance of his Contribution Account at any time during the Option Period prior to the Exercise Date (except during the periods from June 21 through June 30 and December 22 through December 31). The option granted to a Participant shall be canceled upon his withdrawal of the balance in his Contribution Account. This election to withdraw must be in writing on such forms as may be provided by the Employer. If contributions are withdrawn in this manner, further contributions during that Option Period will be discontinued in the same manner as provided in Section 5.2, and the Participant shall become eligible to recommence contributions on the next Commencement Date.

5.4 Limitations on Contributions. During each Option Period, the total contributions by a Participant to his Contribution Account shall not exceed fifteen percent (15%) of the Participant's base pay for the Option Period. If a Participant's total contributions should exceed this limit, the excess shall be returned to the Participant after the end of the Option Period, without interest.

Article VI
ISSUANCE AND EXERCISE OF OPTIONS

6.1 Reserved Shares of Stock. The Company shall reserve four hundred thousand (400,000) shares of Stock for issuance upon exercise of the options granted under this Plan.

6.2 Issuance of Options. On the Grant Date each Participant shall be deemed to receive an option to purchase Stock with the number of shares and Exercise Price determined as provided in this Article VI, subject to the maximum limits specified in Section 6.6(a). All such options shall be automatically exercised on the following Exercise Date, except for options which are canceled when a Participant withdraws the balance of his Contribution Account or which are otherwise terminated under the provisions of this Plan.

6.3 Determination of Exercise Price. The Exercise Price of the options granted under this Plan for any Option Period shall be the lesser of:

(i) one hundred percent (100%) of the Closing Market Price of the Stock on the Exercise Date; or

(ii) one hundred percent (100%) of the Closing Market Price of the Stock on the Grant Date.

6.4 Purchase of Stock. On an Exercise Date, all options shall be automatically exercised, except that the options of a Participant who has terminated employment pursuant to Section 7.1 or who has withdrawn all his contributions shall expire. The Contribution Account of each Participant shall be used to purchase the maximum number of shares of Stock, determined up to three decimal places, determined by dividing the Exercise Price into the balance of the Participant's Contribution Account.

6.5 Terms of Options. Options granted under this Plan shall be subject to such amendment or modification as the Employer shall deem necessary to comply with any applicable law or regulation, including but not limited to Section 423 of the Code, and shall contain such other provisions as the Employer shall from time to time approve and deem necessary; provided, however, that any such provisions shall comply with Section 423 of the Code.

6.6 Limitations on Options. The options granted hereunder are subject to the following limitations:

(a) The maximum number of shares of Stock which may be purchased by any Participant on an Exercise Date shall be three thousand (3,000) shares. This maximum number of shares shall be adjusted upon the occurrence of an event described in Section 10.3.

(b) No Participant shall be permitted to accrue the right to purchase during any calendar year Stock under this Plan (or any other Plan of the Employer or a Subsidiary which is qualified under Section 423 of the Code) having a market value of greater than twenty-five thousand dollars ($25,000.00) (as determined on the Grant Date for the Option Period during which each such share of Stock is purchased) as provided in Section 423(b)(8) of the Code.

(c) No option may be granted to a Participant if the Participant immediately after the option is granted would be a Five-Percent Shareholder.

(d) No Participant may assign, transfer or otherwise alienate any options granted to him under this Plan, otherwise than by will or the laws of descent and distribution, and such options must be exercised during the Participant's lifetime only by him.

6.7 Pro-Rata Reduction of Optioned Stock. If the total number of shares of Stock to be purchased under option by all Participants on an Exercise Date exceeds the number of shares of Stock remaining authorized for issuance under Section 6.1, a pro-rata allocation of the shares of Stock available for issuance will be made among Participants in proportion to their respective Contribution Account balances on the Exercise Date, and any money remaining in the Contribution Accounts shall be returned to the Participants.

6.8 State Securities Laws. Notwithstanding anything to the contrary contained herein, the Company shall not be obligated to issue shares of Stock to any Participant if to do so would violate any State securities law applicable to the sale of Stock to such Participant. In the event that the Company refrains from issuing shares of Stock to any Participant in reliance on this Section, the Company shall return to such Participant the amount in such Participant's Contribution Account that would otherwise have been applied to the purchase of Stock.

Article VII
TERMINATION OF PARTICIPATION

7.1 Termination of Employment. Any Employee whose employment with the Employer is terminated during the Option Period prior to the Exercise Date for any reason except death, disability or retirement at or after age 65 shall cease being a Participant immediately. The balance of that Participant's Contribution Account shall be paid to such Participant as soon as practical after his termination. The option granted to such Participant shall be null and void.

7.2 Death. If a Participant should die while employed by the Employer, no further contributions on behalf of the deceased Participant shall be made. The legal representative of the deceased Participant may elect to withdraw the balance in said Participant's Contribution Account by notifying the Employer in writing prior to the Exercise Date in the Option Period during which the Participant died (except during the periods from June 21 through June 30 and December 22 through December 31). In the event no election to withdraw is made on or before the June 20 or December 21 preceding the Exercise Date, the balance accumulated in the deceased Participant's Contribution Account shall be used to purchase shares of Stock in accordance with Section 6.4.

7.3 Retirement. If a Participant should retire from the employment of the Employer at or after attaining age 65, no further contributions on behalf of the retired Participant shall be made. The Participant may elect to withdraw the balance in his Contribution Account by notifying the Employer in writing prior to the Exercise Date in the Option Period during which the Participant retired (except during the periods from June 21 through June 30 and December 22 through December 31). In the event no election to withdraw is made on or before the June 20 or December 21 preceding the Exercise Date, the balance accumulated in the retired Participant's Contribution Account shall be used to purchase shares of Stock in accordance with Section 6.4.

7.4 Disability. If a Participant should terminate employment with the Employer on account of disability, as determined by reference to the definition of "disability" in the Employer's long-term disability plan, no further contributions on behalf of the disabled Participant shall be made. The Participant may elect to withdraw the balance in his Contribution Account by notifying the Employer in writing prior to the Exercise Date in the Option Period during which the Participant became disabled (except during the periods from June 21 through June 30 and December 22 through December 31). In the event no election to withdraw is made on or before the June 20 or December 21 preceding the Exercise Date, the balance accumulated in the disabled Participant's Contribution Account shall be used to purchase shares of Stock in accordance with Section 6.4.

Article VIII
OWNERSHIP OF STOCK

8.1 Stock Certificates. As soon as practical after the Exercise Date, the Plan Administrator will, in its sole discretion, either credit a share account maintained for the benefit of each Participant or issue certificates to each Participant for the number of shares of Stock purchased under the Plan by such Participant during an Option Period. Such determination by the Plan Administrator shall apply equally to all shares of Stock purchased during the Option Period. Certificates may be issued, at the request of a Participant, in the name of the Participant, jointly in the name of the Participant and a member of the Participant's family, to the Participant as custodian for the Participant's child under the Gift to Minors Act, or to the legal representative of a deceased Participant. No certificate shall be issued for fractional shares of Stock, and any such fractional share shall be converted into cash based upon the Closing Market Price on the date a certificate is issued to the Participant.

8.2 Premature Sale of Stock. If a Participant (or former Participant) sells or otherwise disposes of any shares of Stock obtained under this Plan:

(i) prior to two (2) years after the Grant Date of the option under which such shares were obtained, or

(ii) prior to one (1) year after the Exercise Date on which such shares were obtained,

that Participant (or former Participant) must notify the Employer immediately in writing concerning such disposition.

8.3 Restrictions on Sale. The Plan Administrator may, in its sole discretion, place restrictions on the sale or transfer of shares of Stock purchased under the Plan during any Option Period by notice to all Participants of the nature of such restrictions given in advance of the Commencement Date of such Option Period. The restrictions may prevent the sale, transfer or other disposition of any shares of Stock purchased during the Option Period for a period of up to two years from the Grant Date, subject to such exceptions as the Plan Administrator may determine (e.g., termination of employment with the Employer). If certificates are issued pursuant to Section 8.1 for shares that are restricted, the certificates shall contain an appropriate legend disclosing the nature and duration of the restriction. Any such restrictions and exceptions determined by the Plan Administrator shall be applicable equally to all shares of Stock purchased during the Option Period for which the restrictions are first applicable. In addition, such restrictions and exceptions shall remain applicable during subsequent Option Periods unless otherwise determined by the Plan Administrator. If the Plan Administrator should change or eliminate the restrictions for a subsequent Option Period, notice of such action shall be given to all Participants.

8.4 Transfer of Ownership. A Participant who purchases shares of Stock under this Plan shall be transferred at such time substantially all of the rights of ownership of such shares of Stock in accordance with the Treasury regulations promulgated under Section 423 of the Code as in effect on the Effective Date. Such rights of ownership shall include the right to vote, the right to receive declared dividends, the right to share in the assets of the Employer in the event of liquidation, the right to inspect the Employer's books and the right to pledge or sell such Stock subject to the restrictions in the Plan.

Article IX
ADMINISTRATION AND AMENDMENT

9.1 Administration. The Plan Administrator shall (i) administer the Plan, (ii) keep records of the Contribution Account balance of each Participant, (iii) keep records of the share account balance of each Participant, (iv) interpret the Plan, (v) determine all questions arising as to eligibility to participate, amount of contributions permitted, determination of the Exercise Price, and all other matters of administration, and (vi) determine whether to place restrictions on the sale and transfer of Stock and the nature of such restrictions, as provided in Section 8.3. The Plan Administrator shall have such duties, powers and discretionary authority as may be necessary to discharge the foregoing duties, and may delegate any or all of the foregoing duties to any individual or individuals (including officers or other Employees who are Participants). The Board of Directors shall have the right at any time and without notice to remove or replace any individual or committee of individuals serving as Plan Administrator. All determinations by the Plan Administrator shall be conclusive and binding on all persons. Any rules, regulations, or procedures that may be necessary for the proper administration or functioning of this Plan that are not covered in this Plan document shall be promulgated and adopted by the Plan Administrator.

9.2 Amendment. The Board of Directors of the Employer may at any time amend the Plan in any respect, including termination of the Plan, without notice to Participants. If the Plan is terminated, all options outstanding at the time of termination shall become null and void and the balance in each Participant's Contribution Account shall be paid to that Participant. Notwithstanding the foregoing, no amendment of the Plan as described in Section 3.2 shall become effective until and unless such amendment is approved by the shareholders of the Company.

Article X
MISCELLANEOUS

10.1 Expenses. The expenses of administering the Plan shall be paid by the Participants except as determined by the Plan Administrator in its sole discretion.

10.2 No Contract of Employment. Nothing in this Plan shall be construed to constitute a contract of employment between an Employer and any Employee or to be an inducement for the employment of any Employee. Nothing contained in this Plan shall be deemed to give any Employee the right to be retained in the service of an Employer or to interfere with the right of an Employer to discharge any Employee at any time, with or without cause, regardless of the effect which such discharge may have upon him as a Participant of the Plan.

10.3 Adjustment Upon Changes in Stock. The aggregate number of shares of Stock reserved for purchase under the Plan as provided in Section 6.1, and the calculation of the Exercise Price as provided in Section 6.3, shall be adjusted by the Plan Administrator (subject to direction by the Board of Directors) in an equitable manner to reflect changes in the capitalization of the Company, including, but not limited to, such changes as result from merger, consolidation, reorganization, recapitalization, stock dividend, dividend in property other than cash, stock split, combination of shares, exchange of shares and change in corporate structure. If any adjustment under this Section 10.3 would create a fractional share of Stock or a right to acquire a fractional share of Stock, such fractional share shall be disregarded and the number of shares available under the Plan and the number of shares covered under any options granted pursuant to the Plan shall be the next lower number of shares, rounding all fractions downward.

10.4 Employer's Rights. The rights and powers of any Employer shall not be affected in any way by its participation in this Plan, including but not limited to the right or power of any Employer to make adjustments, reclassifications, reorganizations or changes of its capital or business structure or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or any part of its business or assets.

10.5 Limit on Liability. No liability whatever shall attach to or be incurred by any past, present or future shareholders, officers or directors, as such, of the Company or any Employer, under or by reason of any of the terms, conditions or agreements contained in this Plan or implied therefrom, and any and all liabilities of any and all rights and claims against the Company, an Employer, or any shareholder, officer or director as such, whether arising at common law or in equity or created by statute or constitution or otherwise, pertaining to this Plan, are hereby expressly waived and released by every Participant as a part of the consideration for any benefits under this Plan; provided, however, no waiver shall occur, solely by reason of this Section 10.5, of any right which is not susceptible to advance waiver under applicable law.

10.6 Gender and Number. For the purposes of the Plan, unless the contrary is clearly indicated, the use of the masculine gender shall include the feminine, and the singular number shall include the plural and vice versa.

10.7 Governing Law. The validity, construction, interpretation, administration and effect of this Plan, and any rules or regulations promulgated hereunder, including all rights or privileges of any Participants hereunder, shall be governed exclusively by and in accordance with the laws of the State of Delaware, except that the Plan shall be construed to the maximum extent possible to comply with Section 423 of the Code and the Treasury regulations promulgated thereunder.

10.8 Headings. Any headings or subheadings in this Plan are inserted for convenience of reference only and are to be ignored in the construction of any provisions hereof.

10.9 Severability. If any provision of this Plan is held by a court to be unenforceable or is deemed invalid for any reason, then such provision shall be deemed inapplicable and omitted, but all other provisions of this Plan shall be deemed valid and enforceable to the full extent possible under applicable law.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended June 30, 2010

Commission file number 001-12117

FIRST ACCEPTANCE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**75-1328153**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
3813 Green Hills Village Drive, Nashville, Tennessee	**37215**
(Address of principal executive offices)	*(Zip Code)*

(615) 844-2800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of exchange on which registered
Common Stock, $.01 par value per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller Reporting Company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant, based on the closing price of these shares on the New York Stock Exchange on December 31, 2009, was $33,017,936. For the purposes of this disclosure only, the registrant has assumed that its directors, executive officers and beneficial owners of 5% or more of the registrant's common stock are affiliates of the registrant.

As of August 31, 2010, there were 48,509,258 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

All of the information called for by Part III of this report is incorporated by reference to the Definitive Proxy Statement for our 2010 Annual Meeting of Shareholders, which will be held on November 16, 2010.

FIRST ACCEPTANCE CORPORATION 10-K

Index to Annual Report on Form 10-K

PART I

Item 1. Business

General

First Acceptance Corporation (the "Company," "we" or "us") is a retailer, servicer and underwriter of non-standard personal automobile insurance based in Nashville, Tennessee. We currently write non-standard personal automobile insurance in 12 states and are licensed as an insurer in 13 additional states. Non-standard personal automobile insurance is made available to individuals who are categorized as "non-standard" because of their inability or unwillingness to obtain standard insurance coverage due to various factors, including payment history, payment preference, failure in the past to maintain continuous insurance coverage, driving record and/or vehicle type, and in most instances who are required by law to buy a minimum amount of automobile insurance. At August 31, 2010, we leased and operated 393 retail locations, staffed with employee-agents. Our employee-agents primarily sell non-standard personal automobile insurance products underwritten by us as well as certain commissionable ancillary products. In certain states, our employee-agents also sell other complementary insurance products underwritten by us.

Our Business Strategy

As a provider of non-standard personal automobile insurance, we have adhered to a focused business model and disciplined execution of our operating strategy. Our business model includes the following core strategies:

- ***Integrated Operations***. To meet the preference of our customers for convenient, personal service, we have integrated the retail distribution, underwriting and service functions of personal automobile insurance into one system. By doing so, we are able to provide prompt and personal service to meet effectively the insurance needs of our customers, while capturing revenue that would otherwise be shared with several participants under a traditional, non-integrated insurance business model. Our integrated model is supported by both point-of-sale agency and back office systems.

- ***Extensive Office Network***. We emphasize the use of employee-agents as the cornerstone of our customer relationship. We believe our customers value face-to-face contact, speed of service and convenient locations. Consequently, we train our employee-agents to cultivate client relationships and utilize real-time service and information enabled by our information systems. At August 31, 2010, we leased and operated 393 retail locations staffed with our employee-agents and located strategically in geographic markets to reach and service our customers.

- ***Favorable Customer Payment Plans***. Our customers can initiate insurance coverage with a modest down payment. Any remaining premium is paid in monthly installments over the term of the policy. We believe this modest initial payment and favorable payment plan is a major factor in meeting the market demand for low monthly insurance payments.

- ***Effective Sales and Marketing***. We build brand recognition and generate valuable sales leads through the use of local print advertising (including the Yellow Pages®), television and radio advertising, direct mailings and our broad network of retail locations.

- ***Efficient Information Systems***. We have developed information systems that enable timely and efficient communication and data sharing among the various segments of our integrated operations. All of our retail locations transmit information directly to our central data center where policy information, customer profiles, risk assessment and underwriting criteria are maintained in our database.

Our Business Model

We believe our operations benefit from our ability to identify and satisfy the needs of our target customers and eliminate many of the inefficiencies associated with a traditional automobile insurance model. We have developed our business model by drawing on significant experience in the automobile insurance industry. We are a vertically integrated business that acts as the agency, servicer and underwriter of non-standard personal automobile insurance. We own three insurance company subsidiaries: First Acceptance Insurance Company, Inc. ("FAIC"), First Acceptance Insurance Company of Georgia, Inc. ("FAIC-GA") and First Acceptance Insurance Company of Tennessee, Inc. ("FAIC-TN"). Our retail locations are staffed with employee-agents who primarily sell non-standard personal automobile insurance products underwritten by us as well as certain commissionable ancillary products. In certain states, our employee-agents also sell other complementary insurance products underwritten by us. Our vertical integration, combined with our conveniently located retail locations, enables us to control the point of sale and to retain significant revenue that would otherwise be lost in a traditional, non-integrated insurance business model. We generate additional revenue by fully servicing our book of business, which often allows us to collect policy, billing and other fees.

Our strategy is to offer customers automobile insurance with low down payments, competitive equal monthly payments, convenient locations and a high level of personal service. This strategy makes it easier for our customers to obtain automobile insurance, which is legally mandated in the states in which we currently operate. We accept customers seeking insurance who have previously terminated coverage provided by us without imposing any additional requirements on such customers. Currently, our policy renewal rate (the percentage of policies that are renewed after completion of the full uninterrupted policy term) is approximately 40%, which, due to the payment patterns of our customers, is lower than the average renewal rate of standard personal automobile insurance providers. We are able to accept a low down payment because we process all business through our centralized information systems. Our business model and systems allow us to issue policies efficiently and, when necessary, cancel them to minimize the potential for credit loss while adhering to regulatory cancellation notice requirements.

In addition to a low down payment and competitive monthly rates, we offer customers valuable face-to-face contact and speed of service as many of our customers prefer not to purchase a new automobile insurance policy via the internet or over the telephone. Substantially all of our customers make their payments at our retail locations. For these consumers, our employee-agents are not only the face of the Company, but also the preferred interface for buying insurance.

Our ability to process business quickly and accurately gives us an advantage over more traditional insurance companies that produce business using independent agents. Our policies are issued at the point of sale, and applications are processed in two business days, as opposed to the much longer period that is often typical in the automobile insurance industry. The traditional non-standard personal automobile insurance model typically involves interaction and paperwork exchange between the insurance company, independent agent and premium finance provider. This complicated interaction presents numerous opportunities for miscommunication, delays or lost information. Accordingly, we believe that some of our competitors who rely on the traditional independent agency model cannot match our efficiency in serving our customer base.

We believe that another distinct advantage of our model over the traditional independent agency approach is that our employee-agents offer a single non-standard insurance product compared with many products from multiple insurance companies. The typical independent agent selling non-standard personal automobile insurance generally has multiple non-standard insurance companies and premium finance sources from which to quote based on agent commission, price and other factors. This means that insurance companies using the independent agent model must compete to provide the most attractive agent commissions and absolute lowest prices to encourage the independent agent to sell their product. Our employee-agents primarily sell our non-standard automobile insurance products. Therefore, we do not have to compete for the attention of those distributing our product on the basis of agent commissions, price or other factors.

New Pricing Program

We are currently in the process of implementing a new pricing program that is based on multivariate analysis of our historical results and that will use insurance scoring as a variable. We believe that this new pricing program will provide us with greater pricing segmentation and improve our pricing relative to the risk we are insuring. We plan to implement the new pricing program in all of the states in which we operate over the next 12 months.

Concurrent with the implementation of the new pricing program, we intend to sell automobile insurance underwritten by other carriers ("third party business") to customers for whom our rates under the new pricing program will not be competitive. We will earn commission income on the third party business, but will have no service obligations for these policies or any claims thereunder.

Personal Automobile Insurance Market

Personal automobile insurance is the largest line of property and casualty insurance in the United States with, according to A.M. Best, an estimated market size of $164 billion in premiums earned for the year ended December 31, 2009. Personal automobile insurance provides drivers with coverage for liability to others for bodily injury and property damage and for physical damage to the driver's vehicle from collision and other perils.

The market for personal automobile insurance is generally divided into three product segments: non-standard, standard and preferred insurance. We believe that the premiums earned in the non-standard automobile insurance market segment in the United States represent between 15% and 25% of the total personal automobile insurance market. Non-standard personal automobile insurance is designed to be attractive to drivers who prefer to purchase only the minimum amount of coverage required by law or to minimize the required payment during each payment period.

Our Products

Our core business involves issuing automobile insurance policies to individuals who are categorized as "non-standard," based primarily on their inability or unwillingness to obtain insurance coverage from standard carriers due to various factors, including their need for monthly payment plans, failure to maintain continuous insurance coverage or driving record. We believe that a majority of our customers seek non-standard insurance due to their failure to maintain continuous coverage or their need for affordable monthly payments, rather than as a result of poor driving records. The majority of our customers purchase the minimum amount of coverage required by law.

At June 30, 2010, the average premium on our policies in force was $591. We allow most customers to pay for their insurance with an initial down payment and five equal monthly installments, which include a monthly billing fee. We believe that our target customers prefer lower down payments and level monthly payments over the payment options traditionally offered by other non-standard providers. Because our centralized information systems enable us to control all aspects of servicing our insurance policies, we can generally cancel the policy of a customer who fails to make a payment without incurring a credit loss, while remaining within applicable regulatory cancellation guidelines.

We use a single "product template" as the basis for our rates, rules and forms. Product uniformity simplifies our business and allows speed to market when modifying an existing program, introducing a new program, or entering a new state. In addition, our retail agents, underwriters and claims adjusters only need to be trained in one basic set of underwriting guidelines and one basic automobile policy. Programming and systems maintenance are also simplified because we have one basic product.

In addition to non-standard personal automobile insurance, we also offer our customers optional products that provide ancillary reimbursements and benefits in the event of an automobile accident. Those products generally provide reimbursements for medical expenses and hospital stays as a result of injuries sustained in an automobile accident, automobile towing and rental, bail bond premiums and ambulance services.

Our Strategy

During the 2008, 2009 and 2010 fiscal years, our business and the non-standard personal automobile insurance industry were negatively impacted by the difficult economic conditions that adversely impacted our customers. We believe that many of our customers made the financial decision to either (i) reduce their insurance coverage to include only the mandatory coverage required by law or (ii) not purchase any insurance coverage despite the legal requirement to do so. As a result, we did not enter into any new markets during these years and focused our strategy on maintaining business in our existing markets. We sought to maintain or increase the number of customers in our existing markets through advertising campaigns and retention marketing efforts. In the future, we may explore growth opportunities by introducing additional insurance products and expanding into new geographic markets through opening new retail locations, pursuing selective acquisitions, including acquisitions of local agencies who write non-standard automobile insurance for other insurance companies. We may also explore the use of additional distribution systems such as sales made through the internet or through the use of independent agents in selected markets. We anticipate that the current difficult economic conditions will continue to impact our customers and our business during fiscal year 2011.

Competition

The non-standard personal automobile insurance business is highly competitive. We believe that our primary competition comes not only from national companies or their subsidiaries, but also from non-standard insurers and independent agents that operate in specific regions or states. We compete against other vertically integrated insurance companies and independent agencies that market insurance on behalf of a number of insurers. We compete with these other insurers on factors such as initial down payment, availability of monthly payment plans, price, customer service and claims service. We believe that our significant competitors are the Berkshire Hathaway insurance group (which includes GEICO), the Bristol West insurance group, the Direct General insurance group, the Infinity insurance group, the Affirmative insurance group, the Progressive insurance group, the Safe Auto insurance group and the Permanent General insurance group.

Marketing and Distribution

Our marketing strategy is based on promoting brand recognition of our product and encouraging prospective customers to visit one of our retail locations. Our primary advertising strategy combines local print media advertising, such as the Yellow Pages®, with low-cost television and radio advertising. We market our business under the name "Acceptance Insurance" in all areas except in the Chicago-area, where we use the names "Yale Insurance" and "Insurance Plus."

We primarily distribute our products through our retail locations. We believe the local office concept is attractive to most of our customers, as they desire the face-to-face assistance they cannot receive via the internet or over the telephone. Our advertisements promote local phone numbers that are answered at either the local retail office or one of our regional customer service centers, which are located in Nashville, Tennessee and Chicago, Illinois. We provide quotes over the telephone highlighting our low down payment and monthly payments, and direct prospective customers to the nearest local retail office to complete an application. The entire sales process can be completed at the local retail office where the down payment is collected and a policy issued. Future payments can be made either at the local office, by telephone, or mailed to our Nashville customer service center.

Underwriting and Pricing

Our underwriting and rating systems are fully automated, including on-line driving records, where available. We believe that our underwriting and pricing systems provide a competitive advantage to us because they give us the ability to capture relevant pricing information, improve efficiencies, increase the accuracy and consistency of underwriting decisions and reduce training costs.

We currently set premium rates based on the specific type of vehicle and the driver's age, gender, marital status, driving experience and location. We review loss trends in each of the states in which we operate to identify changes in the frequency and severity of accidents and to assess the adequacy of our rates and underwriting standards. We adjust rates periodically, as necessary, and as permitted by applicable regulatory authorities, to maintain or improve underwriting results in each market. We plan to implement a new pricing program in all of our markets. See "New Pricing Program" above.

Claims Handling

Non-standard personal automobile insurance customers generally have a higher frequency of claims than preferred and standard personal automobile insurance customers. We focus on controlling the claims process and costs, thereby limiting losses, by internally managing the entire claims process. We strive to promptly assess claims, manage against fraud, and identify loss trends and capture information that is useful in establishing loss reserves and determining premium rates. Our claims process is designed to promote expedient, fair and consistent claims handling, while controlling loss adjustment expenses.

At June 30, 2010, our claims operation included adjusters, appraisers, re-inspectors, special investigators and claims administrative personnel. We conduct our claims operations out of our Nashville office and through regional claims offices in Tampa, Florida and Chicago, Illinois. Our employees handle all claims from the initial report of the claim until the final settlement. We believe that directly employing claims personnel, rather than using independent contractors, results in improved customer service, lower loss payments and lower loss adjustment expenses. In territories where we do not believe a staff appraiser would be cost-effective, we utilize the services of independent appraisers to inspect physical damage to automobiles. The work of independent appraisers is supervised by regional staff appraisal managers.

While we are strongly committed to settling promptly and fairly the meritorious claims of our customers and claimants, we are equally committed to defending against non-meritorious claims. Litigated claims and lawsuits are primarily managed by one of our specially trained litigation adjusters. Suspicious claims are referred to a special investigation unit. When a dispute arises, we seek to minimize our claims litigation defense costs by attempting to negotiate flat-fee representation with outside counsel specializing in automobile insurance claim defense. We believe that our efforts to obtain high quality claims defense litigation services at a fixed or carefully controlled cost have helped us control claims losses and expenses.

Loss and Loss Adjustment Expense Reserves

Automobile accidents generally result in insurance companies making payments (referred to as "losses") to individuals or companies to compensate for physical damage to an automobile or other property and/or an injury to a person. Months and sometimes years may elapse between the occurrence of an accident, report of the accident to the insurer and payment of the claim. Insurers record a liability for estimates of losses that will be paid for accidents reported to them, which are referred to as case reserves. As accidents are not always reported promptly, insurers estimate incurred but not reported, or "IBNR," reserves to cover expected losses for accidents that have occurred, but have not been reported to the insurer. Insurers also incur expenses in connection with the handling and settling of claims that are referred to as "loss adjustment expenses" and record a liability for the estimated costs to settle their expected unpaid losses.

We are directly liable for loss and loss adjustment expenses under the terms of the insurance policies underwritten by our insurance company subsidiaries. Each of our insurance company subsidiaries establishes a reserve for all of its unpaid losses, including case reserves and IBNR reserves, and estimates for the cost to settle the claims. We estimate our IBNR reserves by estimating our ultimate liability for loss and loss adjustment expense reserves first, and then reducing that amount by the amount of the cumulative paid claims and by the amount of our case reserves. We rely primarily on historical loss experience in determining reserve levels on the assumption that historical loss experience provides a good indication of future loss experience. We also consider other factors, such as inflation, claims settlement patterns, legislative activity and litigation trends. We review our loss and loss adjustment expense reserve estimates on a quarterly basis and adjust those reserves each quarter to reflect any favorable or unfavorable development as historical loss experience develops or new information becomes known.

We experienced rapid and significant growth in fiscal years 2006 and 2007, primarily as a result of expansion into new markets. Estimating our reserves for new markets was more difficult relative to estimating our reserves in our larger, more mature markets. In new markets, we initially established our reserves using our loss experience from other states that we perceived as being similar. As our historical loss experience in new markets developed, we revised our estimates accordingly. As a result, we experienced volatility in our incurred loss and loss adjustment expense for certain of these markets, the effect of which significantly impacted our results of operations and financial condition in fiscal year 2007.

We periodically review our methods of establishing case and IBNR reserves and update them if necessary. Our actuarial staff, which includes a fully-credentialed actuary, reviews our reserves and loss trends on a quarterly basis. We believe that the liabilities that we have recorded for unpaid losses and loss adjustment expenses at June 30, 2010 are adequate to cover the final net cost of losses and loss adjustment expenses incurred through that date.

The following table sets forth the year-end reserves since we began operations as an insurance company following the 2004 acquisition of USAuto Holdings, Inc. ("USAuto") and the subsequent development of these reserves through June 30, 2010. The purpose of the table is to show a "cumulative deficiency or redundancy" for each year which represents the aggregate amount by which original estimates of reserves at that year-end have changed in subsequent years. The top line of the table presents the net reserves at the balance sheet date for each of the years indicated. This represents the estimated amounts of losses and loss adjustment expenses for claims arising in all years that were unpaid at the balance sheet date, including the IBNR reserve at the end of each successive year. The next portion of the table presents the re-estimated amount of the previously recorded reserves based on experience at the end of each succeeding year, including cumulative payments since the end of the respective year. As more information becomes known about the payments and the frequency and severity of claims for individual years, the estimate changes accordingly. Favorable loss development, shown as a cumulative redundancy in the table, exists when the original reserve estimate is greater than the re-estimated reserves. Adverse loss development, which would be shown as a cumulative deficiency in the table, exists when the original reserve estimate is less than the re-estimated reserves. Information with respect to the cumulative development of gross reserves, without adjustment for the effect of reinsurance, also appears at the bottom portion of the table.

In evaluating the information in the table below, you should note that each amount entered incorporates the cumulative effect of all changes in amounts entered for prior periods. Conditions and trends that have affected the development of liability in the past may not necessarily recur in the future.

At June 30 (in thousands)	2004	2005	2006	2007	2008	2009	2010
Net liability for loss and loss adjustment expense reserves, originally estimated	$ 18,137	$ 39,289	$ 61,521	$ 91,137	$ 101,148	$ 83,895	$ 73,152
Cumulative amounts paid at:							
One year later	13,103	28,024	51,420	68,196	62,964	50,641	
Two years later	16,579	34,754	61,627	84,095	78,232		
Three years later	17,795	37,025	64,986	88,888			
Four years later	18,472	37,802	66,721				
Five years later	18,743	38,068					
Six years later	18,894						
Liability re-estimated at:							
One year later	17,781	37,741	65,386	89,738	89,766	72,672	
Two years later	17,244	38,226	68,491	92,860	86,726		
Three years later	16,973	37,484	67,100	91,864			
Four years later	17,978	38,289	67,599				
Five years later	18,900	38,411					
Six years later	18,975						
Net cumulative redundancy (deficiency)	(838)	878	(6,078)	(727)	14,422	11,223	
Gross liability – end of year	$ 30,434	$ 42,897	$ 62,822	$ 91,446	$ 101,407	$ 83,973	$ 73,198
Reinsurance receivables	12,297	3,608	1,301	309	259	78	46
Net liability – end of year	$ 18,137	$ 39,289	$ 61,521	$ 91,137	$ 101,148	$ 83,895	$ 73,152
Gross re-estimated liability – latest	$ 31,252	$ 41,729	$ 68,692	$ 92,193	$ 86,861	$ 72,757	
Re-estimated reinsurance receivables – latest	12,277	3,318	1,093	329	135	85	
Net re-estimated – latest	$ 18,975	$ 38,411	$ 67,599	$ 91,864	$ 86,726	$ 72,672	
Gross cumulative redundancy (deficiency)	$ (818)	$ 1,168	$ (5,870)	$ (747)	$ 14,546	$ 11,216	

At June 30, 2010, we had $73.2 million of loss and loss adjustment expense reserves, which included $42.6 million in IBNR reserves and $30.6 million in case reserves. Through August 31, 2004, we maintained quota-share reinsurance, the run-off of which resulted in a reinsurance receivable of $46 thousand that is offset against the gross reserves of $73.2 million at June 30, 2010 in the above table. For a reconciliation of net loss and loss adjustment expense reserves from the beginning to the end of the year for the last three fiscal years, see Note 8 to our consolidated financial statements.

As reflected in the table above, on reserves at June 30, 2009, we have experienced a favorable net reserve development of $11.2 million, which decreased our loss and loss adjustment expense reserves for prior accident years and increased our income before income taxes for the 2010 fiscal year. We believe that the favorable development for the year ended June 30, 2010 was due to (i) lower than anticipated severity of accidents occurring during the fiscal 2007 and 2008 accident years, primarily in bodily injury coverage in Georgia and South Carolina, (ii) an improvement in our claim handling practices and (iii) a shift in business mix toward renewal policies, which have lower loss ratios than new policies. The favorable development for the year ended June 30, 2009 was primarily due to both lower than anticipated severity and frequency of accidents, most notably in our property and physical damage coverages.

Loss and loss adjustment expense reserve estimates were reviewed on a quarterly basis and adjusted each quarter to reflect any favorable or adverse development. Development assumptions were based upon historical accident quarters. We analyzed our reserves for each type of coverage, by state and for loss and loss adjustment expense separately to determine our loss and loss adjustment expense reserves. To determine the best estimate, we reviewed the results of five estimation methods, including the incurred development method, the paid development method, the incurred Bornhuetter-Ferguson method, the paid Bornhuetter-Ferguson method, and the counts/averages method for each set of data. In each quarterly review, we develop a point estimate for a subset of our business. We did not prepare separate point estimates for our entire business using each of the estimation methods. In determining our loss and loss adjustment expense reserves, we selected different estimation methods as appropriate for the various subsets of our business. The methods selected varied by coverage and by state, and considerations included the number and value of the case reserves for open claims, incurred and paid loss relativities, and suspected strengths and weaknesses for each of the procedures. Other factors considered in establishing reserves include assumptions regarding loss frequency and loss severity. We believe assumptions regarding loss frequency are reliable because injured parties generally report their claims in a reasonably short period of time after an accident. Loss severity is more difficult to estimate because severity is affected by changes in underlying costs, including medical costs, settlements or judgments, and regulatory changes.

Based upon the foregoing, we calculated a single point estimate of our net loss and loss adjustment expense reserves at June 30, 2010. We believe that estimate is our best estimate of our loss and loss adjustment expense reserves at June 30, 2010. The loss and loss adjustment expense reserves in our consolidated financial statements for the fiscal year ended June 30, 2010 are equal to the estimate determined by our actuarial staff.

We believe that our estimate regarding changes in loss severity is the most significant factor that can potentially impact our IBNR reserve estimate. We believe that there is a reasonable possibility of increases or decreases in our estimated claim severities, with the largest potential changes occurring in the most recent accident years. An increase in loss severity of unpaid losses, ranging from 0.5% to 3% dependent upon the accident year, would result in adverse development of net loss and loss adjustment expense reserve levels at June 30, 2010 and a decrease in income before income taxes of approximately $6.7 million. Conversely, a comparable decrease in loss severity would result in favorable development of net loss and loss adjustment expense reserve levels at June 30, 2010 and an increase in income before income taxes of approximately $6.7 million.

Reinsurance

Reinsurance is an arrangement in which a company called a reinsurer agrees in a contract to assume specified risks written by an insurance company, known as a ceding company, by paying the insurance company all or a portion of the insurance company's losses arising under specified classes of insurance policies, in return for a reinsurance premium.

Through August 31, 2004, our insurance companies ceded approximately 50% of their non-standard personal automobile insurance premiums and losses on a quota-share basis to unaffiliated reinsurers. Commencing August 1, 2010, our insurance companies began utilizing excess-of-loss reinsurance with an unaffiliated reinsurer to limit our exposure to losses under liability coverages for policies issued with limits greater than the minimum statutory requirements. Historically, the amount of such policies written by our insurance companies has not been material.

Although FAIC is licensed in Texas, some of our business there is currently written by a managing general agency subsidiary through a program with a county mutual insurance company and is assumed by us through 100% quota-share reinsurance.

Technology

The effectiveness of our business model depends in part on the effectiveness of our internally-developed information technology systems. Our information systems enable timely and efficient communication and data-sharing among the various segments of our integrated operations, including our retail locations, insurance underwriters and claims processors. We believe that this sharing capability provides us with a competitive advantage over many of our competitors, who must communicate with unaffiliated premium finance companies and with a large number of independent agents, many of whom use different recordkeeping and information systems that may not be fully compatible with the insurance company's systems.

Sales Office Automation. We have emphasized standardization and integration of our systems among our subsidiaries to facilitate the automated capture of information at the earliest point in the sales cycle. All of our retail locations transmit information directly to our central office where policy information is added to our systems. Our retail locations also have immediate access to current information on policies through a common network interface or through a distributed database downloaded from our central office. Our systems enable our retail locations to process new business, renewals and endorsements and issue policies, declaration pages and identification cards.

Payment Processing. Most of our customers visit our retail locations at least once a month to make a payment on their policies. System-generated receipts are required for all payments collected in our retail locations. Our retail locations generate balancing reports at the end of each day and bank deposits are made electronically through the use of check-imaging technology. Typically, payments are automatically applied to the applicable policies during the night following their collection in our retail locations. This results in fewer notices of intent to cancel being generated and fewer policies being canceled that would be reinstated if a customer's late payment is processed after cancellation. We believe that our payment processing methods reduce mailing costs and limit unwarranted policy cancellations.

Ratings

In January 2010, A.M. Best, which rates insurance companies based on factors of concern to policyholders, upgraded its Rating Outlook on us from "stable" to "positive" and reaffirmed the ratings of our insurance company subsidiaries at "B (Fair)." A positive outlook indicates a possible rating upgrade due to favorable financial/market trends relative to the current rating level. Publications of A.M. Best indicate that the "B (Fair)" rating, which is the seventh highest rating amongst a scale of 15 ratings, is assigned to those companies that in A.M. Best's opinion have a fair ability to meet their ongoing obligations to policyholders, but are financially vulnerable to adverse changes in underwriting and economic conditions. A Rating Outlook is assigned to a rating to indicate its potential direction over an intermediate term, generally defined as 12 to 36 months.

In evaluating a company's financial and operating performance, A.M. Best reviews the company's profitability, leverage and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance (if any), the quality and estimated market value of its assets, the adequacy of its loss reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. A.M. Best's ratings reflect its opinion of an insurance company's financial strength, operating performance and ability to meet its obligations to policyholders, and are not recommendations to potential or current investors to buy, sell or hold our common stock.

Financial institutions and reinsurance companies sometimes use the A.M. Best ratings to help assess the financial strength and quality of insurance companies. The current ratings of our insurance company subsidiaries or their failure to maintain such ratings may dissuade a financial institution or reinsurance company from conducting business with us or increase our potential interest or reinsurance costs, respectively. We do not believe that the majority of our customers are motivated to purchase our products and services based on our A.M. Best rating.

Regulatory Environment

Insurance Company Regulation. We and our insurance company subsidiaries are regulated by governmental agencies in the states in which we conduct business and by various federal statutes and regulations. These state regulations vary by jurisdiction but, among other matters, usually involve:

- regulating premium rates and forms;
- setting minimum solvency standards;
- setting capital and surplus requirements;
- licensing companies, agents and, in some states, adjusters;
- setting requirements for and limiting the types and amounts of investments;
- establishing requirements for the filing of annual statements and other financial reports;
- conducting periodic statutory examinations of the affairs of insurance companies;
- requiring prior approval of changes in control and of certain transactions with affiliates;
- limiting the amount of dividends that may be paid without prior regulatory approval; and
- setting standards for advertising and other market conduct activities.

Required Licensing. We operate under licenses issued by various state insurance authorities. Such licenses may be of perpetual duration or periodically renewable, provided we continue to meet applicable regulatory requirements. The licenses govern, among other things, the types of insurance coverages and products that may be offered in the licensing state. Such licenses are typically issued only after an appropriate application is filed and prescribed criteria are met. All of our licenses are in good standing. Currently, we hold property and casualty insurance licenses in the following 25 states:

Alabama	Kansas	Pennsylvania
Arizona	Kentucky	South Carolina
Arkansas	Louisiana	Tennessee
Colorado	Mississippi	Texas
Florida	Missouri	Utah
Georgia	Nevada	Virginia
Illinois	New Mexico	West Virginia
Indiana	Ohio	
Iowa	Oklahoma	

As required by our current operations, we hold managing general agency licenses in Texas and Florida and motor club licenses in Mississippi and Tennessee. To expand into a new state or offer a new line of insurance or other new product, we must apply for and obtain the appropriate licenses.

Insurance Holding Company Regulation. We operate as an insurance holding company system and are subject to regulation in the jurisdictions in which our insurance company subsidiaries conduct business. These regulations require that each insurance company in the holding company system register with the insurance department of its state of domicile and furnish information concerning the operations of companies in the holding company system which may materially affect the operations, management or financial condition of the insurers in the holding company domiciled in that state. We have insurance company subsidiaries that are organized and domiciled under the insurance statutes of Texas, Georgia and Tennessee. The insurance laws in each of these states similarly provide that all transactions among members of a holding company system be done at arm's length and be shown to be fair and reasonable to the regulated insurer. Transactions between insurance company subsidiaries and their parents and affiliates typically must be disclosed to the state regulators, and any material or extraordinary transaction requires prior approval of the applicable state insurance regulator. A change of control of a domestic insurer or of any controlling person requires the prior approval of the state insurance regulator. In general, any person who acquires 10% or more of the outstanding voting securities of the insurer or its parent company is presumed to have acquired control of the domestic insurer. To the best of our knowledge, we are in compliance with the regulations discussed above.

Restrictions on Paying Dividends. We may at times rely on dividends from our insurance company subsidiaries to meet corporate cash requirements. State insurance regulatory authorities require insurance companies to maintain specified levels of statutory capital and surplus. The amount of an insurer's capital and surplus following payment of any dividends must be reasonable in relation to the insurer's outstanding liabilities and adequate to meet its financial needs. Prior approval from state insurance regulatory authorities is generally required in order for an insurance company to declare and pay extraordinary dividends. The payment of ordinary dividends is limited by the amount of capital and surplus available to the insurer, as determined in accordance with state statutory accounting practices and other applicable limitations. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our insurance company subsidiaries may in the future adopt statutory provisions more restrictive than those currently in effect. See Note 19 to our consolidated financial statements for a discussion of the ability of our insurance company subsidiaries to pay dividends.

Regulation of Rates and Policy Forms. Most states in which our insurance company subsidiaries operate have insurance laws that require insurance companies to file premium rate schedules and policy or coverage forms for review and approval. In many cases, such rates and policy forms must be approved prior to use. State insurance regulators have broad discretion in judging whether an insurer's rates are adequate, not excessive and not unfairly discriminatory. Generally, property and casualty insurers are unable to implement rate increases until they show that the costs associated with providing such coverage have increased. The speed at which an insurer can change rates in response to competition or increasing costs depends, in part, on the method by which the applicable state's rating laws are administered. There are three basic rate administration systems: (i) the insurer must file and obtain regulatory approval of the new rate before using it; (ii) the insurer may begin using the new rate and immediately file it for regulatory review; or (iii) the insurer may begin using the new rate and file it in a specified period of time for regulatory review. Under all three rating systems, the state insurance regulators have the authority to disapprove the rate subsequent to its filing. Thus, insurers who begin using new rates before the rates are approved may be required to issue premium refunds or credits to policyholders if the new rates are ultimately deemed excessive and disapproved by the applicable state insurance authorities. In some states there has historically been pressure to reduce premium rates for automobile and other personal insurance or to limit how often an insurer may request increases for such rates. To the best of our knowledge, we are in compliance with all such applicable rate regulations.

Guaranty Funds. Under state insurance guaranty fund laws, insurers doing business in a state can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. Maximum contributions required by law in any one year vary between 1% and 2% of annual premiums written in that state. In most states, guaranty fund assessments are recoverable either through future policy surcharges or offsets to state premium tax liabilities. To date, we have not received any material unrecoverable assessments.

Investment Regulation. Our insurance company subsidiaries are subject to state laws and regulations that require diversification of their investment portfolios and limitations on the amount of investments in certain categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture. If a non-conforming asset is treated as a non-admitted asset, it would lower the affected subsidiary's surplus and thus, its ability to write additional premiums and pay dividends. To the best of our knowledge, our insurance company subsidiaries are in compliance with all such investment regulations.

Restrictions on Cancellation, Non-Renewal or Withdrawal. Many states have laws and regulations that limit an insurer's ability to exit a market. For example, certain states limit an automobile insurer's ability to cancel or not renew policies. Some states prohibit an insurer from withdrawing one or more lines of business from the state, except pursuant to a plan approved by the state insurance department. The state insurance department may disapprove a plan that may lead to market disruption. Laws and regulations that limit cancellations and non-renewals and that subject business withdrawals to prior approval requirements may restrict an insurer's ability to exit unprofitable markets. To the best of our knowledge, we are in compliance with all such laws and regulations.

Privacy Regulations. In 1999, the United States Congress enacted the Gramm-Leach-Bliley Act, which protects consumers from the unauthorized dissemination of certain nonpublic personal information. Subsequently, the majority of states have implemented additional regulations to address privacy issues. These laws and regulations apply to all financial institutions, including insurance companies, and require us to maintain appropriate procedures for managing and protecting certain nonpublic personal information of our customers and to fully disclose our privacy practices to our customers. We may also be exposed to future privacy laws and regulations, which could impose additional costs and impact our results of operations or financial condition. To the best of our knowledge, we are in compliance with all applicable privacy laws and regulations.

Licensing of Our Employee-Agents and Adjusters. All of our employees who sell, solicit or negotiate insurance are licensed, as required, by the state in which they work, for the applicable line or lines of insurance they offer. Our employee-agents generally must renew their licenses annually and adhere to minimum annual continuing education requirements. In certain states in which we operate, our insurance claims adjusters are also required to be licensed and are subject to annual continuing education requirements.

Unfair Claims Practices. Generally, insurance companies, adjusting companies and individual claims adjusters are prohibited by state statutes from engaging in unfair claims practices which could indicate a general business practice. Unfair claims practices include, but are not limited to:

- misrepresenting pertinent facts or insurance policy provisions relating to coverages at issue;
- failing to acknowledge and act reasonably promptly upon communications regarding claims arising under insurance policies;
- failing to affirm or deny coverage of claims in a reasonable time after proof of loss statements have been completed;
- attempting to settle claims for less than the amount to which a reasonable person would have believed such person was entitled;
- attempting to settle claims on the basis of an application that was altered without notice to, knowledge or consent of the insured;
- making known to insureds or claimants a policy of appealing from arbitration awards in favor of insureds or claimants for the purpose of compelling them to accept settlements or compromises less than the amount awarded in arbitration;
- delaying the investigation or payment of claims by requiring an insured, claimant or the physician of either to submit a preliminary claim report and then requiring the subsequent submission of formal proof of loss forms, both of which submissions contain substantially the same information;
- failing to settle claims promptly, where liability has become reasonably clear, under one portion of the insurance policy coverage in order to influence settlements under other portions of the insurance policy coverage; and
- not attempting in good faith to effectuate prompt, fair and equitable settlements of claims in which liability has become reasonably clear.

We set business conduct policies and conduct regular training to ensure that our employee-adjusters and other claims personnel are aware of these prohibitions, and we require them to conduct their activities in compliance with these statutes. To the best of our knowledge, we have not engaged in any unfair claims practices.

Quarterly and Annual Financial Reporting. We are required to file quarterly and annual financial reports with states utilizing statutory accounting practices that are different from U.S. generally accepted accounting principles, which generally reflect our insurance company subsidiaries on a going concern basis. The statutory accounting practices used by state regulators, in keeping with the intent to assure policyholder protection, are generally based on a liquidation concept. For statutory financial information on our insurance company subsidiaries, see Note 19 to our consolidated financial statements included in this report.

Periodic Financial and Market Conduct Examinations. The state insurance departments that have jurisdiction over our insurance company subsidiaries conduct on-site visits and examinations of the insurers' affairs, especially as to their financial condition, ability to fulfill their obligations to policyholders, market conduct, claims practices and compliance with other laws and applicable regulations. Generally, these examinations are conducted every three to five years. If circumstances dictate, regulators are authorized to conduct special or target examinations of insurers, insurance agencies and insurance adjusting companies to address particular concerns or issues. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive or other corrective action on the part of the company that is the subject of the examination. FAIC has been examined by the Texas Department of Insurance for financial condition through December 31, 2007. FAIC-GA has been examined by the Georgia Department of Insurance for financial condition through December 31, 2007. FAIC-TN received an organizational examination by the Tennessee Department of Commerce and Insurance at December 4, 2006. During the fiscal year ended June 30, 2010, FAIC was examined for market conduct by the states of Illinois and Pennsylvania. None of our insurance company subsidiaries have ever been the subject of a target examination.

Risk-Based Capital. In order to enhance the regulation of insurer solvency, the National Association of Insurance Commissioners, or "NAIC," has adopted a formula and model law to implement risk-based capital, or "RBC," requirements designed to assess the minimum amount of statutory capital that an insurance company needs to support its overall business operations and to ensure that it has an acceptably low expectation of becoming financially impaired. RBC is used to set capital requirements based on the size and degree of risk taken by the insurer and taking into account various risk factors such as asset risk, credit risk, underwriting risk, interest rate risk and other relevant business risks. The NAIC model law provides for increasing levels of regulatory intervention as the ratio of an insurer's total adjusted capital decreases relative to its RBC, culminating with mandatory control of the operations of the insurer by the domiciliary insurance department at the so-called mandatory control level. This calculation is performed on a calendar year basis, and at December 31, 2009, FAIC, FAIC-GA and FAIC-TN all maintained an RBC level that was in excess of an amount that would require any corrective actions on their part.

RBC is a comprehensive financial analysis system affecting nearly all types of licensed insurers, including our insurance company subsidiaries. It is designed to evaluate the relative financial condition of the insurer by application of a weighting formula to the company's assets and its policyholder obligations. The key RBC calculation is to recast total surplus, after application of the RBC formula, in terms of an authorized control level RBC. The authorized control level RBC is a number determined under the RBC formula in accordance with certain RBC instructions. Once the authorized control level RBC is determined, it is contrasted against the company's total adjusted capital. A high multiple generally indicates stronger capitalization and financial strength, while a lower multiple reflects lesser capitalization and strength. Each state's statutes also create certain RBC multiples at which either the company or the regulator must take action. For example, there are four defined RBC levels that trigger different regulatory events. The minimum RBC level is called the company action level RBC and is generally defined as the product of 2.0 and the company's authorized control level RBC. Next is a regulatory action level RBC, which is defined as the product of 1.5 and the company's authorized control level RBC. Below the regulatory action level RBC is the authorized control level RBC. Finally, there is a mandatory control level RBC, which means the product of 0.70 and the company's authorized control level RBC.

As long as the company's total adjusted capital stays above the company action level RBC (i.e., at greater than 2.0 times the authorized control level RBC), regulators generally will not take any corrective action. However, if an insurance company's total adjusted capital falls below the company action level RBC, but remains above the regulatory action level RBC, the company is required to submit an RBC plan to the applicable state regulator(s) that identifies the conditions that contributed to the substandard RBC level and identifies a remediation plan to increase the company's total adjusted capital above 2.0 times its authorized control level RBC. If a company's total adjusted capital falls below its regulatory action level RBC but remains above its authorized control level RBC, then the regulator may require the insurer to submit an RBC plan, perform a financial examination or analysis on the company's assets and liabilities, and may issue an order specifying corrective action for the company to take to improve its RBC number. In the event an insurance company's total adjusted capital falls below its authorized control level RBC, the state regulator may require the insurer to submit an RBC plan or may place the insurer under regulatory supervision. If an insurance company's total adjusted capital were to fall below its mandatory control level RBC, the regulator is obligated to place the insurer under regulatory control, which could ultimately include, among other actions, administrative supervision, rehabilitation or liquidation.

At December 31, 2009, FAIC's total adjusted capital was 5.7 times its authorized control level RBC, requiring no corrective action on FAIC's part. Likewise, at December 31, 2009, FAIC-GA and FAIC-TN had total adjusted capital of 3.5 and 4.1, respectively, times their authorized control level RBC.

IRIS Ratios. The NAIC Insurance Regulatory Information System, or "IRIS," is part of a collection of analytical tools designed to provide state insurance regulators with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states. IRIS is intended to assist state insurance regulators in targeting resources to those insurers in greatest need of regulatory attention. IRIS consists of two phases: statistical and analytical. In the statistical phase, the NAIC database generates key financial ratio results based on financial information obtained from insurers' annual statutory statements. The analytical phase is a review of the annual statements, financial ratios and other automated solvency tools. The primary goal of the analytical phase is to identify companies that appear to require immediate regulatory attention. A ratio result falling outside the defined range of IRIS ratios is not considered a failing result; rather, unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound insurance companies to have several ratios with results outside the defined ranges.

At December 31, 2009, FAIC-GA and FAIC-TN each had one IRIS ratio outside the defined range as follows:

- FAIC-GA had a ratio above the defined threshold for the two-year overall operating ratio as the calculated ratio was above 100%. FAIC-GA's ratio was 102% and was primarily the result of the $9.2 million litigation settlement expense recognized in 2008. Without this expense, FAIC-GA's ratio would have been 94% which would have been below the defined threshold.

- FAIC-TN had a ratio right at the defined threshold for the change in net premiums written which is 33%. FAIC-TN's decrease in net premiums written from 2008 to 2009 included approximately $3.5 million in net premiums written related to the transfer of the beginning policy liabilities under an intercompany pooling agreement that was effected at the beginning of 2008. Excluding the effect of this one-time transfer, FAIC-TN would have had a change in net premiums written of 21% which would have been below the defined threshold.

These IRIS results were provided to regulators on February 26, 2010. Since that date, no regulatory action has been taken, nor is any such action anticipated.

Employees

At June 30, 2010, we had approximately 1,055 employees. Our employees are not covered by any collective bargaining agreements.

Available Information

We file reports with the United States Securities and Exchange Commission ("SEC"), including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other reports from time to time. The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. The public may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We are an electronic filer, and the SEC maintains an Internet site at www.sec.gov that contains our reports, proxy and information statements, and other information filed electronically. These website addresses are provided as inactive textual references only, and the information provided on those websites is not part of this report and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this report.

Internet Website

We maintain an internet website at the following address: www.firstacceptancecorp.com. The information on the Company's website is not incorporated by reference in this report. We make available on or through our website certain reports and amendments to those reports that we file with, or furnish to, the SEC in accordance with the Securities Exchange Act of 1934, as amended. These include our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our current reports on Form 8-K, and any amendments to these reports. We make this information available on our website free of charge as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC.

Item 1A. Risk Factors

Investing in the Company involves risk. You should carefully consider the following risk factors, any of which could have a significant or material adverse effect on the Company. This information should be considered together with the other information contained in this report and in the other reports and materials filed by us with the SEC, as well as news releases and other information publicly disseminated by us from time to time.

Our loss and loss adjustment expenses may exceed our reserves, which would adversely impact our results of operations and financial condition.

We establish reserves for the estimated amount of claims under the terms of the insurance policies underwritten by our insurance company subsidiaries. The amount of the reserves is determined based on historical claims information, industry statistics and other factors. The establishment of appropriate reserves is an inherently uncertain process due to a number of factors, including the difficulty in predicting the frequency and severity of claims, the rate of inflation, the rate and direction of changes in trends, ongoing interpretation of insurance policy provisions by courts, inconsistent decisions in lawsuits regarding coverage and broader theories of liability. Any changes in claims settlement practices can also lead to changes in loss payment patterns, which are used to estimate reserve levels. Our ability to accurately estimate our loss and loss adjustment expense reserves may be made more difficult by changes in our business, including rapid growth or entry into new markets, or changes in our customers' purchasing habits. If our reserves prove to be inadequate, we will be required to increase our loss reserves and the amount of any such increase would reduce our income in the period that the deficiency is recognized. The historic development of reserves for loss and loss adjustment expenses may not necessarily reflect future trends in the development of these amounts. Consequently, our actual losses could materially exceed our loss reserves, which would have a material adverse effect on our results of operations and financial condition.

Our results may fluctuate as a result of cyclical changes in the non-standard personal automobile insurance industry.

The non-standard personal automobile insurance industry is cyclical in nature. Likewise, adverse economic conditions impact our customers and many will choose to reduce their coverage or go uninsured during a weak economy. Employment rates, sales of used vehicles, consumer confidence and other factors affect our customers' purchasing habits. In the past, the industry has also been characterized by periods of price competition and excess capacity followed by periods of high premium rates and shortages of underwriting capacity. If new competitors enter the market, existing competitors may attempt to increase market share by lowering rates. Such conditions could lead to reduced prices, which would negatively impact our revenues and profitability. Recently, competitive pricing and the weak economic conditions have resulted in declines in premiums in most states. Given the cyclical nature of the industry and the economy, these conditions may negatively impact our revenues and profitability.

Our business may be adversely affected by negative developments in the non-standard personal automobile insurance industry.

Substantially all of our gross premiums written are generated from sales of non-standard personal automobile insurance policies. As a result of our concentration in this line of business, negative developments in the economic, competitive or regulatory conditions affecting the non-standard personal automobile insurance industry could reduce our revenues, increase our expenses or otherwise have a material adverse effect on our results of operations and financial condition. For example, the current weak economic conditions in the United States have resulted in fewer customers purchasing and maintaining non-standard personal automobile insurance policies and certain customers reducing their insurance coverage. Developments affecting the non-standard personal automobile insurance industry could have a greater effect on us compared with more diversified insurers that also sell other types of automobile insurance products or write other additional lines of insurance.

Due to our largely fixed cost structure, our profitability may decline if our sales volume were to decline significantly.

Our reliance on leased retail locations staffed by employee-agents results in a cost structure that has a high proportion of fixed costs as compared with other more traditional insurers. In times of increasing sales volume, our acquisition cost per policy decreases, improving our expense ratio, which we believe is one of the significant advantages of our business model. However, in times of declining sales volume, the opposite occurs.

Our investment portfolio may suffer reduced returns or other-than-temporary losses, which could reduce our profitability.

Our results of operations depend, in part, on the performance of our investment portfolio. At June 30, 2010, substantially all of our investment portfolio was invested either directly or indirectly in debt securities, primarily in marketable, investment-grade, U.S. government securities, municipal bonds, corporate bonds and collateralized mortgage obligations. Fluctuations in interest rates and economic decline affect our returns on, and the fair value of, debt securities. Unrealized gains and losses on debt securities are recognized in other comprehensive income (loss) and increase or decrease our stockholders' equity. At June 30, 2010, the fair value of our investment portfolio exceeded the amortized cost by $8.6 million. An increase in interest rates could reduce the fair value of our investments in debt securities. At June 30, 2010, the impact of an immediate 100 basis point increase in market interest rates on our fixed maturities and cash equivalents portfolio would have resulted in an estimated decrease in fair value of 3.5%, or approximately $6.7 million. Defaults by third parties who fail to pay or perform obligations could reduce our investment income and could also result in investment losses to our portfolio. See "Critical Accounting Estimates – Investments" in Item 7 and Note 2 to our consolidated financial statements regarding determination of other-than-temporary impairment losses on investment securities.

Our business is highly competitive, which may make it difficult for us to market our core products effectively and profitably.

The non-standard personal automobile insurance business is highly competitive. We believe that our primary insurance company competition comes not only from national insurance companies or their subsidiaries, but also from non-standard insurers and independent agents that operate in a specific region or single state in which we also operate. We believe that our significant competitors are the Berkshire Hathaway insurance group (which includes GEICO), the Bristol West insurance group, the Direct General insurance group, the Infinity insurance group, the Affirmative insurance group, the Progressive insurance group, the Safe Auto insurance group and the Permanent General insurance group. Some of our competitors have substantially greater financial and other resources than us, and they may offer a broader range of products or competing products at lower prices. Our revenues, profitability and financial condition could be materially adversely affected if we are required to decrease or are unable to increase prices to stay competitive or if we do not successfully retain our current customers and attract new customers.

Our business may be adversely affected by negative developments in the states in which we operate.

We currently operate in 12 states located primarily in the Southeastern and Midwestern United States. For the year ended June 30, 2010, approximately 69% of our premiums earned were generated from insurance policies written in five states. Our revenues and profitability are affected by prevailing economic, demographic, regulatory, competitive and other conditions in the states in which we operate. Changes in any of these conditions could make it more costly or difficult for us to conduct business. Adverse regulatory developments, which could include reductions in the maximum rates permitted to be charged, restrictions on rate increases, fundamental changes to the design or implementation of the automobile insurance regulatory framework, or economic conditions that result in fewer customers purchasing or maintaining insurance, could reduce our revenues, increase our expenses or otherwise have a material adverse effect on our results of operations and financial condition. These developments could have a greater effect on us, as compared with more diversified insurers that also sell other types of automobile insurance products, write other additional lines of insurance coverages or whose premiums are not concentrated in a single line of insurance.

Our ability to attract, develop, and retain talented employees, managers, and executives, and to maintain appropriate staffing levels, is critical to our success.

Our success depends on our ability to attract, develop, and retain talented employees, including executives, other key managers and employee-agents. Our loss of certain key officers and employees, or the failure to attract and develop talented new executives and managers, could have a materially adverse effect on our business.

In addition, we must forecast volume and other factors in changing business environments with reasonable accuracy and adjust our hiring and training programs and employment levels accordingly. Our failure to recognize the need for such adjustments, or our failure or inability to react appropriately on a timely basis, could lead either to over-staffing (which would adversely affect our cost structure) or under-staffing (impairing our ability to service our ongoing and new business) in one or more locations. In either such event, our financial results, customer relationships, and brand could be materially adversely affected.

We may have difficulties in managing any expansion into new markets.

Any future growth plans may include expanding into new states by opening new retail locations, acquiring the business and assets of other companies, and possibly introducing additional insurance products or distribution methods. In order to grow our business successfully, we must apply for and maintain necessary licenses, properly design and price our products and identify, hire and train new claims, underwriting and sales employees. Our expansion will also place significant demands on our management, operations, systems, accounting, internal controls and financial resources. If we fail to do any one of these well, we may not be able to expand our business successfully. Even if we successfully complete an acquisition, we face the risk that we may acquire business in states in which market and other conditions may not be favorable to us. Any failure by us to manage growth and to respond to changes in our business could have a material adverse effect on our business, financial condition and results of operations.

We may not be successful in identifying acquisition candidates or integrating their operations, which could harm our financial results.

In order to grow our business by acquisition, we must identify acquisition candidates and integrate the acquired operations. If we do acquire additional companies or businesses, we could face increased costs, or, if we are unable to successfully integrate the operations of the acquired business into our operations, we could experience disruption of our business and distraction of our management, which may not be offset by corresponding increases in revenues. The integration of operations after an acquisition is subject to risks, including, among others, loss of key personnel of the acquired company, difficulty associated with assimilating the personnel and operations of the acquired company, potential disruption of ongoing business, maintenance of uniform standards, controls, procedures and policies and impairment of the acquired company's reputation and relationships with its employees and clients. Any of these may result in the loss of customers. It is also possible that we may not realize, either at all or in a timely manner, any or all benefits from recent and future acquisitions and may incur significant costs in connection with these acquisitions. Failure to successfully integrate future acquisitions could materially adversely affect the results of our operations.

New pricing, claim and coverage issues and class action litigation are continually emerging in the automobile insurance industry, and these new issues could adversely impact our revenues, profitability, or our methods of doing business.

As automobile insurance industry practices and regulatory, judicial and consumer conditions change, litigation and unexpected and unintended issues related to claims, coverages and business practices may emerge. These issues can have an adverse effect on our business by subjecting us to liability, changing the way we price and market our products, extending coverage beyond our underwriting intent, requiring us to obtain additional licenses or increasing the size of claims. Recent examples of some emerging issues include:

- concerns over the use of an applicant's credit score or zip code as a factor in making risk selections and pricing decisions;
- a growing trend of plaintiffs targeting automobile insurers in purported class action litigation relating to sales and marketing practices and claims-handling practices, such as total loss evaluation methodology, the use of aftermarket (non-original equipment manufacturer) parts and the alleged diminution in value to insureds' vehicles involved in accidents; and
- consumer groups lobbying state legislatures to regulate and require separate licenses for individuals and companies engaged in the sale of ancillary products or services.

The effects of these and other unforeseen emerging issues could subject us to liability or negatively affect our revenues, profitability, or our methods of doing business.

We may have difficulties successfully implementing our new pricing program.

We are currently implementing a new pricing program that is based on multivariate analysis of our historical results and that will use insurance scoring as a variable. Concurrent with the new pricing program, we intend to begin selling automobile insurance underwritten by other carriers where our rates are not competitive with the market. The success of our new pricing program will depend on our ability to properly design and accurately set rates in each of the states in which we currently operate. There are no assurances that this new pricing program will be approved by all of the insurance departments in these states. In addition, our success is also dependent upon our ability to develop and maintain information systems to effectively support the administration of this program. Our failure to properly design and price this new program could cause us to underprice risks which would negatively affect our loss ratio, or we could overprice risks, which could make our rates uncompetitive and reduce our number of policies in force. There are also no assurances that we will be able to maintain contracts to write insurance with other carriers. Our failure to maintain such contracts would adversely impact the new pricing program. The inability to successfully implement this new program could adversely affect our operating results and financial condition.

Our business may be adversely affected if we do not underwrite risks accurately and charge adequate rates to policyholders.

Our financial condition, cash flows, and results of operations depend on our ability to underwrite and set rates accurately for a full spectrum of risks. The role of the pricing function is to ensure that rates are adequate to generate sufficient premium to pay losses, loss adjustment expenses, and underwriting expenses, and to earn a profit. Pricing involves the acquisition and analysis of historical accident and loss data, and the projection of future accident trends, loss costs and expenses, and inflation trends, among other factors, for each of our products in multiple risk tiers and many different markets. As a result, our ability to price accurately is subject to a number of risks and uncertainties, including, without limitation:

- the availability of sufficient reliable data;
- uncertainties inherent in estimates and assumptions, generally;
- our ability to conduct a complete and accurate analysis of available data;
- our ability to timely recognize changes in trends and to predict both the severity and frequency of future losses with reasonable accuracy;
- our ability to predict changes in certain operating expenses with reasonable accuracy;
- the development, selection, and application of appropriate rating formulae or other pricing methodologies;
- our ability to innovate with new pricing strategies, and the success of those innovations;
- our ability to implement rate changes and obtain any required regulatory approvals on a timely basis;
- our ability to predict policyholder retention accurately;
- unanticipated court decisions, legislation, or regulatory action;
- the occurrence and severity of catastrophic events, such as hurricanes, hail storms, other severe weather, and terrorist events;
- understanding the impact of ongoing changes in our claim settlement practices; and
- changing driving patterns.

The realization of one or more of such risks may result in our pricing being based on inadequate or inaccurate data or inappropriate analyses, assumptions, or methodologies, and may cause us to estimate incorrectly future changes in the frequency or severity of claims. As a result, we could underprice risks, which would negatively affect our underwriting profit margins, or we could overprice risks, which could reduce our volume and competitiveness. In either event, our operating results, financial condition, and cash flows could be materially adversely affected. In addition, underpricing insurance policies over time could erode the capital position of one or more of our insurance subsidiaries, constraining our ability to write new business.

Our results are dependent on our ability to adjust claims accurately.

We must accurately evaluate and pay claims that are made under our insurance policies. Many factors can affect our ability to pay claims accurately, including the training, experience, and skill of our claims representatives, the extent of and our ability to recognize fraudulent or inflated claims, the effectiveness of our management, and our ability to develop or select and implement appropriate procedures, technologies, and systems to support our claims functions. Our failure to pay claims fairly, accurately, and in a timely manner, or to deploy claims resources appropriately, could result in unanticipated costs to us, lead to material litigation, undermine customer goodwill and our reputation in the marketplace, and impair our brand image and, as a result, materially adversely affect our competitiveness, financial results, prospects, and liquidity.

We may write-off intangible assets, such as goodwill.

As a result of purchase accounting for our business combination transactions, our consolidated balance sheet at June 30, 2010 contained intangible assets designated as goodwill and other identifiable intangible assets totaling $76.5 million. On an ongoing basis, we evaluate whether facts and circumstances indicate any impairment of value of intangible assets. As circumstances change, we cannot assure you that the value of these intangible assets will be realized by us. If we determine that a material impairment has occurred, we will be required to write-off the impaired portion of intangible assets, which could have a material adverse effect on our results of operations in the period in which the write-off occurs.

Our insurance company subsidiaries are subject to regulatory restrictions on paying dividends to us.

Our holding company relies, in part, on receiving dividends from the insurance company subsidiaries to pay its obligations. State insurance laws limit the ability of our insurance company subsidiaries to pay dividends and require our insurance company subsidiaries to maintain specified minimum levels of statutory capital and surplus. These restrictions affect the ability of our insurance company subsidiaries to pay dividends to our holding company and may require our subsidiaries to obtain the prior approval of regulatory authorities, which could slow the timing of such payments to us or reduce the amount that can be paid. The limits on the amount of dividends that can be paid by our insurance company subsidiaries may affect the ability of our holding company to pay those obligations. The dividend-paying ability of the insurance company subsidiaries is discussed in Note 19 to our consolidated financial statements.

Our ability to use net operating loss carryforwards to reduce future tax payments may be limited by applicable law.

Based on our calculations and in accordance with the rules stated in the Internal Revenue Code of 1986, as amended (the "Code"), we do not believe that any "ownership change," as described in the following paragraph and as defined in Section 382 of the Code, has occurred with respect to our net operating losses ("NOLs") and accordingly we believe that there is no existing annual limitation under Section 382 of the Code on our ability to use NOLs to reduce our past and future taxable income. We did not obtain, and currently do not plan to obtain, an Internal Revenue Service ("IRS") ruling or opinion of counsel regarding either of these conclusions.

Generally, an ownership change occurs if certain persons or groups increase their aggregate ownership of our total capital stock by more than 50 percentage points in any three-year period. If an ownership change occurs, our ability to use our NOLs to reduce income taxes is limited to an annual amount (the "Section 382 limitation") equal to the fair market value of our stock immediately prior to the ownership change multiplied by the long term tax-exempt interest rate, which is published monthly by the IRS. In the event of an ownership change, NOLs that exceed the Section 382 limitation in any year will continue to be allowed as carryforwards for the remainder of the carryforward period and such excess NOLs can be used to offset taxable income for years in the carryforward period subject to the Section 382 limitation in each year. Regardless of whether an ownership change occurs, the carryforward period for NOLs is either 15 or 20 years from the year in which the losses giving rise to the NOLs were incurred, depending on when those losses were incurred. The earliest losses that gave rise to our Section 382 limitation were incurred in 1996 and will expire in 2011. The most recent losses that gave rise to our NOLs were incurred in 2010 and will expire in 2030. If the carryforward period for any NOL were to expire before that NOL had been fully utilized, the use of the unutilized portion of that NOL would be permanently prohibited. Our use of new NOLs arising after the date of an ownership change would not be affected by the Section 382 limitation, unless there were another ownership change after those new NOLs arose.

It is impossible for us to state that an ownership change will not occur in the future. Limitations imposed by Code Section 382 and the restrictions contained in our certificate of incorporation may limit our ability to issue additional stock to raise capital or acquire businesses. To the extent not prohibited by our certificate of incorporation, we may decide in the future that it is necessary or in our interest to take certain actions that could result in an ownership change.

Code Section 269 permits the IRS to disallow any deduction, credit or allowance, including the utilization of NOLs, that otherwise would not be available but for the acquisition of control of a corporation, including acquisition by merger, for the principal purpose of avoiding federal income taxes, including avoidance through the use of NOLs. If the IRS were to assert that the principal purpose of the April 2004 acquisition of USAuto was the avoidance of federal income tax, we would have the burden of proving that this was not the principal purpose. The determination of the principal purpose of a transaction is purely a question of fact and requires an analysis of all the facts and circumstances surrounding the transaction. Courts generally have been reluctant to apply Code Section 269 where a reasonable business purpose existed for the timing and form of the transaction, even if the availability of tax benefits was also an acknowledged consideration in the transaction. We think that Code Section 269 should not apply to the acquisition of USAuto because we can show that genuine business purposes existed for the USAuto acquisition and that tax avoidance was not the principal purpose for the merger. Our primary objective of the merger was to seek long-term growth for our stockholders through an acquisition. To that end, we redeployed a significant amount of our existing capital and offered our existing stockholders the right to make a substantial additional investment in the Company to facilitate the acquisition of USAuto. If, nevertheless, the IRS were to assert that Code Section 269 applied and if such assertion were sustained, our ability to utilize our past and existing NOLs would be severely limited or extinguished. Due to the fact that the application of Code Section 269 is ultimately a question of fact, there can be no assurance that the IRS would not prevail if it were to assert the application of Code Section 269.

Our insurance company subsidiaries are subject to statutory capital and surplus requirements and other standards, and their failure to meet these requirements or standards could subject them to regulatory actions.

Our insurance company subsidiaries are subject to RBC standards and other minimum statutory capital and surplus requirements imposed under the laws of their respective states of domicile. The RBC standards, which are based upon the RBC Model Act adopted by the NAIC, require our insurance company subsidiaries to annually report their results of RBC calculations to the state departments of insurance and the NAIC.

Failure to meet applicable RBC requirements or minimum statutory capital and surplus requirements could subject our insurance company subsidiaries to further examination or corrective action imposed by state regulators, including limitations on their writing of additional business, state supervision or even liquidation. Any changes in existing RBC standards or minimum statutory capital and surplus requirements may require our insurance company subsidiaries to increase their statutory capital and surplus levels, which they may be unable to do. This calculation is performed on a calendar year basis, and at December 31, 2009, our insurance company subsidiaries maintained RBC levels in excess of an amount that would require any corrective actions on their part.

State regulators also screen and analyze the financial condition of insurance companies using the NAIC IRIS system. As part of IRIS, the NAIC database generates key financial ratio results obtained from an insurer's annual statutory statements. A ratio result falling outside the defined range of IRIS ratios may result in further examination by a state regulator to determine if corrective action is necessary. At December 31, 2009, two of our three insurance company subsidiaries had IRIS ratios outside the defined ranges that were reported to the appropriate regulatory authorities, but no regulatory authority has informed our insurance company subsidiaries that it intends to conduct a further examination of their financial condition. We cannot assure you that regulatory authorities will not conduct any such examination of the financial condition of our insurance company subsidiaries, or of the outcome of any such investigation. See "Item 1. Business – Regulatory Environment."

We rely on our information technology and communication systems, and the failure of these systems could materially adversely affect our business.

Our business is highly dependent on the proprietary integrated technology systems that enable timely and efficient communication and data sharing among the various segments of our integrated operations. These systems are used in all our operations, including quotation, policy issuance, customer service, underwriting, claims, accounting, and communications. We have a technical staff that develops, maintains and supports all elements of our technology infrastructure. However, disruption of power systems or communication systems or any failure of our systems could result in deterioration in our ability to respond to customers' requests, write and service new business, and process claims in a timely manner. We believe we have appropriate types and levels of insurance to protect our real property, systems, and other assets. However, insurance does not provide full reimbursement for all losses, both direct and indirect, that may result from an event affecting our information technology and communication systems.

Severe weather conditions and other catastrophes may result in an increase in the number and amount of claims filed against us.

Our business is exposed to the risk of severe weather conditions and other catastrophes. Catastrophes can be caused by various events, including natural events, such as severe winter weather, hurricanes, tornados, windstorms, earthquakes, hailstorms, thunderstorms and fires, and other events, such as explosions, terrorist attacks and riots. The incidence and severity of catastrophes and severe weather conditions are inherently unpredictable. Severe weather conditions generally result in more automobile accidents, leading to an increase in the number of claims filed and/or the amount of compensation sought by claimants.

In the event that a severe weather condition or other major catastrophe were to occur resulting in property losses to us, we would have to cover such losses using additional resources, which could increase our losses incurred, cause our statutory capital and surplus to fall below required levels or otherwise have a material adverse effect on our results of operations and financial condition.

A few of our stockholders have significant control over us, and their interests may differ from yours.

Three of our stockholders, Gerald J. Ford, our Chairman of the Board; Stephen J. Harrison, our Chief Executive Officer and a current director; and Thomas M. Harrison, Jr., a current director, in the aggregate, control approximately 62% of our outstanding common stock. If these stockholders acted or voted together, they would have the power to control the election and removal of our directors. They would also have significant control over other matters requiring stockholder approval, including the approval of major corporate transactions and proposed amendments to our certificate of incorporation. This concentration of ownership may delay or prevent a change in control of the Company, as well as frustrate attempts to replace or remove current management, even when a change may be in the best interests of our other stockholders. Furthermore, the interests of these stockholders may not always coincide with the interests of the Company or other stockholders.

We and our subsidiaries are subject to comprehensive regulation and supervision that may restrict our ability to earn profits.

We and our subsidiaries are subject to comprehensive regulation and supervision by the insurance departments in the states where our subsidiaries are domiciled and where our subsidiaries sell insurance and ancillary products, issue policies and handle claims. Certain regulatory restrictions and prior approval requirements may affect our subsidiaries' ability to operate, change their operations or obtain necessary rate adjustments in a timely manner or may increase our costs and reduce profitability.

Among other things, regulation and supervision of us and our subsidiaries extends to:

Required Licensing. We and our subsidiaries operate under licenses issued by various state insurance authorities. These licenses govern, among other things, the types of insurance coverages, agency and claims services and motor club products that we and our subsidiaries may offer consumers in the particular state. If a regulatory authority denies or delays granting any such license, our ability to enter new markets or offer new products could be substantially impaired.

Transactions Between Insurance Companies and Their Affiliates. Our insurance company subsidiaries are organized and domiciled under the insurance statutes of Texas, Georgia and Tennessee. The insurance laws in these states provide that all transactions among members of an insurance holding company system must be done at arm's length and shown to be fair and reasonable to the regulated insurer. Transactions between our insurance company subsidiaries and other subsidiaries generally must be disclosed to the state regulators, and prior approval of the applicable regulator generally is required before any material or extraordinary transaction may be consummated. State regulators may refuse to approve or delay approval of such a transaction, which may impact our ability to innovate or operate efficiently.

Regulation of Rates and Policy Forms. The insurance laws of most states in which our insurance company subsidiaries operate require insurance companies to file premium rate schedules and policy forms for review and approval. State insurance regulators have broad discretion in judging whether our rates are adequate, not excessive and not unfairly discriminatory. The speed at which we can change our rates in response to market conditions or increasing costs depends, in part, on the method by which the applicable state's rating laws are administered. Generally, state insurance regulators have the authority to disapprove our requested rates. If as permitted in some states, we begin using new rates before they are approved, we may be required to issue premium refunds or credits to our policyholders if the new rates are ultimately disapproved by the applicable state regulator. In some states, there has been pressure in past years to reduce premium rates for automobile and other personal insurance or to limit how often an insurer may request increases for such rates. In states where such pressure is applied, our ability to respond to market developments or increased costs in that state may be adversely affected.

Investment Restrictions. Our insurance company subsidiaries are subject to state laws and regulations that require diversification of their investment portfolios and that limit the amount of investments in certain categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory capital and surplus and, in some instances, would require divestiture. If a non-conforming asset is treated as a non-admitted asset, it would lower the affected subsidiary's capital and surplus and thus, its ability to write additional premiums and pay dividends.

Restrictions on Cancellation, Non-Renewal or Withdrawal. Many states have laws and regulations that limit an insurer's ability to exit a market. For example, certain states limit an automobile insurer's ability to cancel or not renew policies. Some states prohibit an insurer from withdrawing from one or more lines of business in the state, except pursuant to a plan approved by the state insurance department. The state insurance department may disapprove a plan that may lead to market disruption. These laws and regulations that limit cancellations and non-renewals and that subject business withdrawals to prior approval restrictions could limit our ability to exit unprofitable markets or discontinue unprofitable products in the future.

Provisions in our certificate of incorporation and bylaws may prevent a takeover or a change in management that you may deem favorable.

Our certificate of incorporation contains prohibitions on the transfer of our common stock to avoid limitations on the use of the NOL carryforwards and other federal income tax attributes that we inherited from our predecessor. These restrictions could prevent or inhibit a third party from acquiring us. Our certificate of incorporation generally prohibits, without the prior approval of our board of directors, any transfer of common stock, any subsequent issue of voting stock or stock that participates in our earnings or growth, and certain options with respect to such stock, if the transfer of such stock or options would (i) cause any group or person to own 4.9% or more, by aggregate value, of the outstanding shares of our common stock, (ii) increase the ownership position of any person or group that already owns 4.9% or more, by aggregate value, of the outstanding shares of our common stock, or (iii) cause any person or group to be treated like the owner of 4.9% or more, by aggregate value, of our outstanding shares of common stock for tax purposes.

Our certificate of incorporation and bylaws also contain the following provisions that could prevent or inhibit a third party from acquiring us:

- the requirement that only stockholders owning at least one-third of the outstanding shares of our common stock may call a special stockholders' meeting; and
- the requirement that stockholders owning at least two-thirds of the outstanding shares of our common stock must approve any amendment to our certificate of incorporation provisions concerning the transfer restrictions and the ability to call special stockholders' meetings.

Under our certificate of incorporation, we may issue shares of preferred stock on terms that are unfavorable to the holders of our common stock. The issuance of shares of preferred stock could also prevent or inhibit a third party from acquiring us. The existence of these provisions could depress the price of our common stock, could delay or prevent a takeover attempt or could prevent attempts to replace or remove incumbent management.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We lease office space in Nashville, Tennessee for our corporate offices, claims, customer service and data center (approximately 53,000 square feet). We also lease office space for our regional claims offices in Chicago, Illinois and Tampa, Florida and for our regional customer service center in Chicago, Illinois. Our retail locations are all leased and typically are located in storefronts in retail shopping centers, and each location typically contains less than 1,000 square feet of space. See Note 7 to our consolidated financial statements for further information about our leases.

Item 3. Legal Proceedings

We and our subsidiaries are named from time to time as defendants in various legal actions that are incidental to our business, including those which arise out of or are related to the handling of claims made in connection with our insurance policies and claims handling. The plaintiffs in some of these lawsuits have alleged bad faith or extracontractual damages, and some have sought punitive damages or class action status. We believe that the resolution of these legal actions will not have a material adverse effect on our financial condition or results of operations. However, the ultimate outcome of these matters is uncertain.

Item 4. (Removed and Reserved)

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is currently quoted on the New York Stock Exchange under the symbol "FAC." The following table sets forth quarterly high and low sales prices for our common stock for the periods indicated. All price quotations represent prices between dealers, without accounting for retail mark-ups, mark-downs or commissions, and may not represent actual transactions.

	Price Range	
	High	Low
Year Ended June 30, 2009		
First Quarter	$ 4.70	$ 2.76
Second Quarter	3.80	2.18
Third Quarter	3.45	1.66
Fourth Quarter	3.20	1.81
Year Ended June 30, 2010		
First Quarter	$ 3.12	$ 1.92
Second Quarter	2.80	1.68
Third Quarter	2.63	1.78
Fourth Quarter	2.28	1.55

The closing price of our common stock on August 30, 2010 was $1.70.

Holders

According to the records of our transfer agent, there were 480 holders of record of our common stock on August 30, 2010, including record holders such as banks and brokerage firms who hold shares for beneficial holders, and 48,509,258 shares of our common stock were outstanding.

Dividends

We paid no dividends during the two most recent fiscal years. We do not anticipate paying cash dividends in the future. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

Stock Transfer Restrictions

Our certificate of incorporation (the "Charter") contains prohibitions on the transfer of our common stock to avoid limitations on the use of our NOL carryforwards and other federal income tax attributes that we inherited from our predecessor. The Charter generally prohibits, without the prior approval of our Board of Directors, any transfer of common stock, any subsequent issue of voting stock or stock that participates in our earnings or growth, and certain options with respect to such stock, if the transfer of such stock would cause any group or person to own 4.9% or more (by aggregate value) of our outstanding shares or cause any person to be treated like the owner of 4.9% or more (by aggregate value) of our outstanding shares for tax purposes. Transfers in violation of this prohibition will be void, unless our Board of Directors consents to the transfer. If void, upon our demand, the purported transferee must return the shares to our agent to be sold, or if already sold, the purported transferee must forfeit some, or possibly all, of the sale proceeds. In connection with certain changes in the ownership of the holders of our shares, we may require the holder to dispose of some or all of such shares. For this purpose, "person" is defined broadly to mean any individual, corporation, estate, debtor, association, company, partnership, joint venture, or similar organization.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in our common shares against the cumulative total return of the Russell 3000 Index and the S&P Property & Casualty Insurance Index on June 30, 2005 to the end of the most recently completed fiscal year.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among First Acceptance Corporation, the Russell 3000 Index
and the S&P Property & Casualty Insurance Index
$140
$120
$100
$80
$60
$40
$20
$0
6/05
6/06
6/07
6/08
6/09
6/10
First Acceptance Corporation
Russell 3000
S&P Property & Casualty Insurance

	June 30,					
	2005	2006	2007	2008	2009	2010
First Acceptance Corporation	100.00	124.52	107.40	33.83	22.52	18.08
Russell 3000	100.00	109.56	131.55	114.86	84.35	97.61
S&P Property & Casualty Insurance	100.00	105.84	121.07	84.77	65.96	83.59

Item 6. Selected Financial Data

The following tables provide selected historical consolidated financial and operating data of the Company at the dates and for the periods indicated. In conjunction with the data provided in the following tables and in order to more fully understand our historical consolidated financial and operating data, you should also read our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes included in this report. We derived our selected historical consolidated financial data at June 30, 2010 and 2009 and for the years ended June 30, 2010, 2009 and 2008 from our consolidated financial statements included in this report. We derived our selected historical consolidated financial data at June 30, 2008, 2007 and 2006 and for the years ended June 30, 2007 and 2006 from our consolidated financial statements, which are not included in this report. The results for past periods are not necessarily indicative of the results to be expected for any future period.

	Year Ended June 30,				
	2010	2009	2008	2007	2006
	(in thousands, except per share data)				
Statement of Operations Data:					
Revenues:					
Premiums earned	$ 187,046	$ 224,113	$ 285,914	$ 300,661	$ 208,771
Commission and fee income	28,852	31,759	36,479	37,324	26,757
Investment income	7,958	9,504	11,250	8,863	5,762
Net realized gains (losses) on investments, available-for-sale	(683)	89	(1,244)	(61)	3,562
Other	--	--	--	850	4,150
	223,173	265,465	332,399	347,637	249,002
Costs and expenses:					
Losses and loss adjustment expenses	126,995	149,277	219,943	241,908	140,845
Insurance operating expenses	79,833	87,124	98,433	97,629	75,773
Other operating expenses	2,233	1,307	2,415	2,623	2,494
Litigation settlement	(361)	1,570	7,468	--	--
Stock-based compensation	1,048	2,053	1,507	1,063	500
Depreciation and amortization	2,013	1,910	1,679	1,624	1,463
Interest expense	3,931	4,138	4,977	1,874	898
Goodwill impairment(1)	--	67,990	--	--	--
	215,692	315,369	336,422	346,721	221,973
Income (loss) before income taxes	7,481	(49,904)	(4,023)	916	27,029
Provision (benefit) for income taxes(1)	441	18,396	13,822	17,586	(1,039)
Net income (loss)	$ 7,040	$ (68,300)	$ (17,845)	$ (16,670)	$ 28,068
Per Share Data:					
Net income (loss) per share:					
Basic	$ 0.15	$ (1.43)	$ (0.37)	$ (0.35)	$ 0.59
Diluted	$ 0.14	$ (1.43)	$ (0.37)	$ (0.35)	$ 0.57
Number of shares used to calculate net income (loss) per share:					
Basic	47,961	47,664	47,628	47,584	47,487
Diluted	48,638	47,664	47,628	47,584	49,576

	June 30,				
	2010	2009	2008	2007	2006
	(in thousands, except per share data)				
Balance Sheet Data:					
Cash, cash equivalents and total investments.	$ 222,734	$ 217,512	$ 228,216	$ 210,716	$ 159,362
Total assets	356,342	358,956	473,230	498,892	435,327
Loss and loss adjustment expense reserves	73,198	83,973	101,407	91,446	62,822
Notes and debentures payable	41,240	41,240	45,153	64,300	23,612
Total liabilities	179,152	199,100	247,771	259,408	181,904
Total stockholders' equity	177,190	159,856	225,459	239,484	253,423
Book value per common share	$ 3.65	$ 3.31	$ 4.69	$ 5.03	$ 5.33

(1) The year ended June 30, 2009 includes a goodwill impairment charge of $68.0 million, a related increase in the tax provision of $15.3 million, and a tax benefit of $5.1 million related to the utilization of federal net operating loss ("NOL") carryforwards that were previously reserved for through a valuation allowance. The provision for income taxes for the year ended June 30, 2008 includes a charge of $11.4 million related to the expiration of certain federal NOL carryforwards as well as an increase in the valuation allowance of $3.6 million for the deferred tax asset for certain federal NOL carryforwards resulting in a charge totaling $15.0 million. The provision for income taxes for the year ended June 30, 2007 includes an increase in the valuation allowance for the deferred tax asset of $6.9 million as well as $10.0 million related to the expiration of certain federal NOL carryforwards resulting in a charge totaling $16.9 million. The benefit from income taxes for the year ended June 30, 2006 includes a decrease in the valuation allowance for the deferred tax asset of $10.5 million.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes included in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this report, particularly under the caption "Item 1A. Risk Factors."

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements made in this report, other than statements of historical fact, are forward-looking statements. You can identify these statements from our use of the words "may," "should," "could," "potential," "continue," "plan," "forecast," "estimate," "project," "believe," "intent," "anticipate," "expect," "target," "is likely," "will," or the negative of these terms and similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, among other things statements and assumptions relating to:

- our future growth, income, income per share and other financial performance measures;
- the anticipated effects on our results of operations or financial condition from recent and expected developments or events;
- the financial condition of, and other issues relating to the strength of and liquidity available to, issuers of securities held in our investment portfolio;
- the accuracy and adequacy of our loss reserving methodologies; and
- our business and growth strategies.

We believe that our expectations are based on reasonable assumptions. However, these forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from our expectations of future results, performance or achievements expressed or implied by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. We discuss these and other uncertainties in "Item 1A. Risk Factors", as well as other sections, of this report.

You should not place undue reliance on any forward-looking statements. These statements speak only as of the date of this report. Except as otherwise required by applicable laws, we undertake no obligation to publicly update or revise any forward-looking statements or the risk factors described in this report, whether as a result of new information, future events, changed circumstances or any other reason after the date of this report.

General

We are principally a retailer, servicer and underwriter of non-standard personal automobile insurance. We also own two tracts of land in San Antonio, Texas that are held for sale. Non-standard personal automobile insurance is made available to individuals who are categorized as "non-standard" because of their inability or unwillingness to obtain standard insurance coverage due to various factors, including payment history, payment preference, failure in the past to maintain continuous insurance coverage, driving record and/or vehicle type. Generally, our customers are required by law to buy a minimum amount of automobile insurance.

At August 31, 2010, we leased and operated 393 retail locations (or "stores") staffed by employee-agents who primarily sell non-standard personal automobile insurance products underwritten by us as well as certain commissionable ancillary products. In certain states, our employee-agents also sell other complementary insurance products underwritten by us. At August 31, 2010, we wrote non-standard personal automobile insurance in 12 states and were licensed in 13 additional states.

The following table shows the number of our retail locations. Retail location counts are based upon the date that a location commenced or ceased writing business.

	Year Ended June 30,	
	2010	2009
Retail locations – beginning of period	418	431
Opened	1	1
Closed	(25)	(14)
Retail locations – end of period	394	418

The following table shows the number of our retail locations by state.

	June 30,		
	2010	2009	2008
Alabama	25	25	25
Florida	31	39	40
Georgia	60	61	61
Illinois	74	78	80
Indiana	17	18	19
Mississippi	8	8	8
Missouri	12	12	14
Ohio	27	27	29
Pennsylvania	16	17	19
South Carolina	26	27	28
Tennessee	19	20	20
Texas	79	86	88
Total	394	418	431

Consolidated Results of Operations

Overview

Our primary focus is the selling, servicing and underwriting of non-standard personal automobile insurance. Our real estate and corporate segment consists of activities related to the disposition of real estate held for sale, interest expense associated with debt, and other general corporate overhead expenses.

The following table presents selected financial data for our insurance operations and real estate and corporate segments (in thousands).

	Year Ended June 30,		
	2010	2009	2008
Revenues:			
Insurance	$ 223,054	$ 265,341	$ 332,219
Real estate and corporate	119	124	180
Consolidated total	$ 223,173	$ 265,465	$ 332,399
Income (loss) before income taxes:			
Insurance	$ 14,568	$ (42,536)	$ 4,685
Real estate and corporate	(7,087)	(7,368)	(8,708)
Consolidated total	$ 7,481	$ (49,904)	$ (4,023)

Our insurance operations generate revenues from selling, servicing and underwriting non-standard personal automobile insurance policies in 12 states. We conduct our underwriting operations through three insurance company subsidiaries: First Acceptance Insurance Company, Inc., First Acceptance Insurance Company of Georgia, Inc. and First Acceptance Insurance Company of Tennessee, Inc. Our insurance revenues are primarily generated from:

- premiums earned, including policy and renewal fees, from sales of policies written and assumed by our insurance company subsidiaries;
- commission and fee income, including installment billing fees on policies written and assumed, agency fees and commissions and fees for other ancillary products and services; and
- investment income earned on the invested assets of the insurance company subsidiaries.

The following table presents premiums earned by state (in thousands).

	Year Ended June 30,		
	2010	2009	2008
Premiums earned:			
Georgia	$ 40,712	$ 49,762	$ 60,928
Illinois	24,550	27,583	32,009
Texas	24,243	25,971	33,769
Florida	20,808	26,113	43,017
Alabama	19,338	23,948	28,780
Ohio	12,452	12,914	15,416
Tennessee	11,764	15,269	20,772
South Carolina	11,424	17,887	23,634
Pennsylvania	10,566	11,437	10,041
Indiana	4,962	5,537	7,131
Missouri	3,261	3,907	5,630
Mississippi	2,966	3,785	4,787
Total premiums earned	$ 187,046	$ 224,113	$ 285,914

The following table presents the change in the total number of policies in force for the insurance operations. Policies in force increase as a result of new policies issued and decrease as a result of policies that are canceled or expire and are not renewed.

	Year Ended June 30,		
	2010	2009	2008
Policies in force – beginning of period	158,222	194,079	226,974
Net decrease during period	(3,567)	(35,857)	(32,895)
Policies in force – end of period	154,655	158,222	194,079

Insurance companies present a combined ratio as a measure of their overall underwriting profitability. The components of the combined ratio are as follows.

Loss Ratio - Loss ratio is the ratio (expressed as a percentage) of losses and loss adjustment expenses incurred to premiums earned and is a basic element of underwriting profitability. We calculate this ratio based on all direct and assumed premiums earned.

Expense Ratio - Expense ratio is the ratio (expressed as a percentage) of insurance operating expenses to premiums earned. Insurance operating expenses are reduced by commission and fee income from insureds. This is a measurement that illustrates relative management efficiency in administering our operations.

Combined Ratio - Combined ratio is the sum of the loss ratio and the expense ratio. If the combined ratio is at or above 100%, an insurance company cannot be profitable without sufficient investment income.

The following table presents the loss, expense and combined ratios for our insurance operations.

	Year Ended June 30,		
	2010	2009	2008
Loss and loss adjustment expense	67.9%	66.6%	76.9%
Expense	27.3%	24.7%	21.7%
Combined	95.2%	91.3%	98.6%

The non-standard personal automobile insurance industry is cyclical in nature. Likewise, adverse economic conditions impact our customers and many will choose to reduce their coverage or go uninsured during a weak economy.

Investments

We use the services of an independent investment manager to manage our investment portfolio. The investment manager conducts, in accordance with our investment policy, all of the investment purchases and sales for our insurance company subsidiaries. Our investment policy has been established by the Investment Committee of our Board of Directors and specifically addresses overall investment goals and objectives, authorized investments, prohibited securities, restrictions on sales by the investment manager and guidelines as to asset allocation, duration and credit quality. Management and the Investment Committee meet regularly with our investment manager to review the performance of the portfolio and compliance with our investment guidelines.

The invested assets of the insurance company subsidiaries consist substantially of marketable, investment grade, U.S. government securities, municipal bonds, corporate bonds and collateralized mortgage obligations ("CMOs"). We also invest a portion of the portfolio in certain securities issued by political subdivisions, which enable our insurance company subsidiaries to obtain premium tax credits. Investment income is comprised primarily of interest earned on these securities, net of related investment expenses. Realized gains and losses may occur from time to time as changes are made to our holdings based upon changes in interest rates or the credit quality of specific securities.

The value of our consolidated investment portfolio was $196.6 million at June 30, 2010 and consisted of fixed maturity securities and an investment in a mutual fund, all carried at fair value with unrealized gains and losses reported as a separate component of stockholders' equity on an after-tax basis. At June 30, 2010, we had gross unrealized gains of $10.1 million and gross unrealized losses of $1.4 million.

At June 30, 2010, 95.3% of the fair value of our fixed maturity portfolio was rated "investment grade" (a credit rating of AAA to BBB) by nationally recognized rating organizations. The average credit rating of our fixed maturity portfolio was AA- at June 30, 2010. Investment grade securities generally bear lower yields and have lower degrees of risk than those that are unrated or non-investment grade. We believe that a high quality investment portfolio is more likely to generate a stable and predictable investment return.

Investments in CMOs had a fair value of $41.8 million at June 30, 2010 and represented 22% of our fixed maturity portfolio. At June 30, 2010, 89% of our CMOs were considered investment grade by nationally recognized rating agencies. In addition, 83% of our CMOs were rated AAA and 67% of our CMOs were backed by agencies of the United States government. Of the non-agency backed CMOs, 47% were rated AAA.

The following table summarizes our investment securities at June 30, 2010 (in thousands).

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government and agencies	$ 28,263	$ 1,236	$ --	$ 29,499
State	7,461	387	--	7,848
Political subdivisions	1,792	52	(14)	1,830
Revenue and assessment	28,209	1,217	(140)	29,286
Corporate bonds	73,868	5,181	(246)	78,803
Collateralized mortgage obligations:				
Agency backed	26,262	1,774	--	28,036
Non-agency backed – residential	7,189	56	(633)	6,612
Non-agency backed – commercial	7,363	158	(341)	7,180
Total fixed maturities, available-for-sale	180,407	10,061	(1,374)	189,094
Investment in mutual fund, available-for-sale	7,500	--	(44)	7,456
	$ 187,907	$ 10,061	$ (1,418)	$ 196,550

The following table sets forth the scheduled maturities of our fixed maturity securities at June 30, 2010 based on their fair values (in thousands). Actual maturities may differ from contractual maturities because certain securities may be called or prepaid by the issuers.

	Securities with Unrealized Gains	Securities with Unrealized Losses	Securities with No Unrealized Gains or Losses	All Fixed Maturity Securities
One year or less	$ 9,137	$ --	$ --	$ 9,137
After one through five years	82,250	642	--	82,892
After five through ten years	39,567	--	--	39,567
After ten years	8,607	7,063	--	15,670
No single maturity date	33,676	8,085	67	41,828
	$ 173,237	$ 15,790	$ 67	$ 189,094

Other-Than-Temporary Impairment

Effective April 1, 2009, we adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 320-10-65, *Recognition and Presentation of Other-Than-Temporary Impairments* (*Prior authoritative literature*: FASB Staff Position No. FAS 115-2). Under this guidance, we separate other-than-temporary impairment ("OTTI") into the following two components: (i) the amount related to credit losses, which is recognized in the consolidated statement of operations and (ii) the amount related to all other factors, which is recorded in other comprehensive income (loss). The credit-related portion of an OTTI is measured by comparing a security's amortized cost to the present value of its current expected cash flows discounted at its effective yield prior to the impairment charge.

The determination of whether unrealized losses are "other-than-temporary" requires judgment based on subjective as well as objective factors. We routinely monitor our fixed maturity portfolio for changes in fair value that might indicate potential impairments and perform detailed reviews on such securities. Changes in fair value are evaluated to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer or (ii) market-related factors such as interest rates or sector declines.

Securities with declines attributable to issuer-specific fundamentals are reviewed to identify all available evidence to estimate the potential for impairment. Resources used include historical financial data included in filings with the SEC for corporate bonds and performance data regarding the underlying loans for CMOs. Securities with declines attributable solely to market or sector declines where we do not intend to sell the security and it is more likely than not that we will not be required to sell the security before the full recovery of its amortized cost basis are not deemed to be other-than-temporary.

The issuer-specific factors considered in reaching the conclusion that securities with declines are not other-than-temporary include (i) the extent and duration of the decline in fair value, including the duration of any significant decline in value, (ii) whether the security is current as to payments of principal and interest, (iii) a valuation of any underlying collateral, (iv) current and future conditions and trends for both the business and its industry, (v) changes in cash flow assumptions for CMOs and (vi) rating agency actions. Based on these factors, we make a determination as to the probability of recovering principal and interest on the security.

On a quarterly basis, we review cash flow estimates for certain non-agency backed CMOs of lesser credit quality following the guidance of FASB ASC 325-40-65, *Amendments to the Impairment Guidance of EITF Issue No. 99-20* (*Prior authoritative literature*: FSP EITF 99-20-1) ("FASB ASC 325-40-65"). Accordingly, when changes in estimated cash flows from the cash flows previously estimated occur due to actual or estimated prepayment or credit loss experience, and the present value of the revised cash flows is less than the present value previously estimated, OTTI is deemed to have occurred. For non-agency backed CMOs not subject to FASB ASC 325-40-65, we review quarterly projected cash flow analyses and recognize OTTI when it is determined that a loss is probable. We have recognized OTTI related to certain non-agency backed CMOs as the underlying cash flows have been adversely impacted due to a reduction in prepayments from mortgage refinancing and an increase in actual and projected delinquencies in the underlying mortgages.

Our review of non-agency backed CMOs included an analysis of available information such as collateral quality, anticipated cash flows, credit enhancements, default rates, loss severities, the securities' relative position in their respective capital structures and credit ratings from statistical rating agencies. We review quarterly projected cash flow analyses for each security utilizing current assumptions regarding (i) actual and anticipated delinquencies, (ii) delinquency transition-to-default rates and (iii) loss severities. Based on our quarterly reviews, we determined that there had not been an adverse change in projected cash flows, except in the case of those securities discussed in Note 2 to our consolidated financial statements which incurred OTTI charges of $1.0 million for the year ended June 30, 2010. We believe that the unrealized losses on these securities are not necessarily predictive of the ultimate performance of the underlying collateral. We do not intend to sell these securities and it is more likely than not that we will not be required to sell these securities before the recovery of their amortized cost basis.

The OTTI charges on corporate bonds during the year ended June 30, 2009 were recorded as these bonds were considered to be impaired based on the extent and duration of the declines in their fair values and issuer-specific fundamentals relating to (i) poor operating results and weakened financial conditions, (ii) negative industry trends further impacted by the recent economic decline and (iii) a series of downgrades to their credit ratings. Based on the factors that existed at the time of impairment, we did not believe that these bonds would recover their unrealized losses in the near future.

We believe that the remaining securities having unrealized losses at June 30, 2010 were not other-than-temporarily impaired. We also do not intend to sell any of these securities and it is more likely than not that we will not be required to sell any of these securities before the recovery of their amortized cost basis.

Year Ended June 30, 2010 Compared with the Year Ended June 30, 2009

Consolidated Results

Revenues for the year ended June 30, 2010 decreased 16% to $223.2 million from $265.5 million in the prior year. Income before income taxes for the year ended June 30, 2010 was $7.5 million, compared with a loss before income taxes of $49.9 million for the year ended June 30, 2009. The loss before income taxes for the year ended June 30, 2009 included a goodwill impairment charge of $68.0 million. Net income for the year ended June 30, 2010 was $7.0 million, compared with a net loss of $68.3 million for the year ended June 30, 2009. The net loss for the year ended June 30, 2009 included the goodwill impairment charge and an additional net charge of $10.2 million resulting from the $15.3 million tax effect of the goodwill impairment charge and the establishment of a full valuation allowance on the remaining deferred tax assets offset by a tax benefit of $5.1 million related to the utilization of federal NOL carryforwards that were to expire on June 30, 2009 that had been previously reserved for through a valuation allowance. Basic and diluted net income per share was $0.15 and $0.14, respectively, for the year ended June 30, 2010, compared with basic and diluted net loss per share of $1.43 for the year ended June 30, 2009.

Insurance Operations

Revenues from insurance operations were $223.1 million for the year ended June 30, 2010, compared with $265.3 million for the year ended June 30, 2009. Income before income taxes from insurance operations for the year ended June 30, 2010 was $14.6 million, compared with loss before income taxes from insurance operations of $42.5 million for the year ended June 30, 2009.

Premiums Earned

Premiums earned decreased by $37.1 million, or 16.5%, to $187.0 million for the year ended June 30, 2010, from $224.1 million for the year ended June 30, 2009. The decrease in premiums earned was primarily due to the weak economic conditions, which have caused both a decline in the number of policies written, as well as an increase in the percentage of our customers purchasing liability-only coverage. The closure of underperforming stores also contributed toward the decrease in premiums earned. Approximately 69% of the $37.1 million decline in premiums earned for the year ended June 30, 2010 was in our Alabama, Florida, Georgia, South Carolina and Texas markets.

The number of policies in force at June 30, 2010 decreased 2.3% over the same date in 2009 from 158,222 to 154,655, due to the factors noted above. At June 30, 2010, we operated 394 stores, compared with 418 stores at June 30, 2009.

Commission and Fee Income

Commission and fee income decreased 9% to $28.9 million for the year ended June 30, 2010, from $31.8 million for the year ended June 30, 2009. The decrease in commission and fee income was a result of the decrease in the number of policies in force, partially offset by higher fee income related to commissionable ancillary products sold through our retail locations.

Investment Income

Investment income decreased to $8.0 million during the year ended June 30, 2010 from $9.5 million during the year ended June 30, 2009. The decrease in investment income was primarily a result of the sale of fixed maturity investments in fiscal year 2009 to generate taxable income to utilize expiring NOLs and the reduced yields obtained on reinvestment. At June 30, 2010 and 2009, the tax-equivalent book yield for our portfolio was 4.3% and 3.5%, respectively, with effective durations of 3.16 and 2.26 years, respectively.

Net realized gains (losses) on investments, available-for-sale

Net realized losses on investments, available-for-sale during the year ended June 30, 2010 included $0.3 million in net realized gains on sales of securities and $1.0 million of charges related to OTTI on certain non-agency backed CMOs. Net realized gains on investments, available-for-sale during the year ended June 30, 2009 included $2.5 million in net realized gains from the sales of securities and $2.4 million of charges related to OTTI on investments, which was comprised of $1.5 million related to certain non-agency backed CMOs and $0.9 million related to three corporate bonds. For additional information with respect to the determination of OTTI losses on investment securities, see "Critical Accounting Estimates – Investments" below and Note 2 to our consolidated financial statements.

Loss and Loss Adjustment Expenses

The loss and loss adjustment expense ratio was 67.9% for the year ended June 30, 2010, compared with 66.6% for the year ended June 30, 2009. We experienced favorable development related to prior periods of $11.2 million for the year ended June 30, 2010, compared with $11.4 million for the year ended June 30, 2009. The favorable development for the year ended June 30, 2010 was due to (i) lower than anticipated severity of accidents occurring during the fiscal 2007 and 2008 accident years, primarily in bodily injury coverage in Georgia and South Carolina, (ii) an improvement in our claim handling practices and (iii) a shift in business mix toward renewal policies, which have lower loss ratios than new policies. The favorable development for the year ended June 30, 2009 was primarily due to both lower than anticipated severity and frequency of accidents, most notably in our property and physical damage coverages.

Excluding the favorable development related to prior periods, the loss and loss adjustment expense ratios for the years ended June 30, 2010 and 2009 were 74.0% and 71.7%, respectively. The year-over-year increase in the loss and loss adjustment expense ratio was due to higher frequency of accidents experienced during the first half of calendar year 2010.

Operating Expenses

Insurance operating expenses decreased 8% to $79.8 million for the year ended June 30, 2010 from $87.1 million for the year ended June 30, 2009. The decrease was primarily a result of a reduction in costs (such as employee-agent commissions and premium taxes) that varied along with the decrease in premiums earned as well as savings realized from the closure of underperforming stores.

The expense ratio increased from 24.7% for the year ended June 30, 2009 to 27.3% for fiscal year 2010. The year-over-year increase in the expense ratio was due to the decrease in premiums earned, which resulted in a higher percentage of fixed expenses in our retail operations (such as rent and base salary).

Overall, the combined ratio increased to 95.2% for the year ended June 30, 2010 from 91.3% for the year ended June 30, 2009.

Litigation Settlement

Litigation settlement costs for the year ended June 30, 2010 were $(0.4) million, compared with $1.6 million for fiscal year 2009. The reduction in expense during the year ended June 30, 2010 related primarily to the forfeiture of premium credits by Georgia and Alabama class members. The year ended June 30, 2009 included costs incurred in connection with our settlement and defense of the litigation as described further in Note 16 to our consolidated financial statements, a $2.95 million insurance recovery from our insurance carrier regarding coverage for the costs and expenses we incurred relating to the settlement, and reductions in expense related to the forfeiture of premium credits by Georgia and Alabama class members.

Pursuant to the terms of the settlements, eligible class members are entitled to certain premium credits towards a future automobile insurance policy with the Company or a reimbursement certificate for future rental or towing expenses. Benefits to the Georgia and Alabama class members commenced January 1, 2009 and March 7,

2009, respectively. Any premium credits issued to class members as described above will be prorated over a twelve-month term not to extend beyond August 2011, and the class members will be entitled to the prorated premium credit only so long as their insurance premiums remain current during the twelve-month term.

At December 31, 2008, we accrued $5.2 million for premium credits available to class members who were actively insured by the Company. The following is a progression of the activity associated with the estimated premium credit liability (in thousands).

Balance at December 31, 2008	$ 5,227
Credits utilized	(1,338)
Credits forfeited	(904)
Balance at June 30, 2009	2,985
Credits utilized	(2,622)
Credits forfeited	(317)
Balance at June 30, 2010	$ 46

We have not established an accrual for $0.1 million in potential premium credits available to class members who were not actively insured by the Company upon commencement of the settlement due to the uncertainty associated with this group having to purchase a new automobile insurance policy. We did not incur any significant costs associated with the reimbursement certificates. The final costs of the settlements will depend on, among other factors, the rate of redemption and forfeiture of the premium credits and reimbursement certificates.

The litigation settlement costs are classified in the litigation settlement expenses line item in our consolidated statements of operations. The litigation settlement accrual for those currently estimable costs associated with the utilization of premium credits is classified in other liabilities in our consolidated balance sheets. Based on the maximum remaining available premium credits, we do not expect any material adjustments during future periods. For additional information with respect to the litigation settlements, see Note 16 to our consolidated financial statements.

Goodwill Impairment

We recorded a non-cash, pre-tax goodwill impairment charge in fiscal year 2009 of $68.0 million. The goodwill impairment test is a two-step process that requires us to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of each reporting unit based on valuation techniques, including a discounted cash flow model using revenue and profit forecasts, and comparing those estimated fair values with the carrying values of those assets and liabilities, which includes the allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment, if any, by determining an "implied fair value" of goodwill. The determination of the "implied fair value" of goodwill of a reporting unit requires us to allocate the estimated fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the "implied fair value" of goodwill, which is compared to its corresponding carrying value.

As a result of the adverse impact of difficult economic conditions on our customers and business and the resulting decline in the Company's share price during the fourth quarter of fiscal year 2009, we estimated that a goodwill impairment charge at June 30, 2009 was probable. Accordingly, we recognized an estimated non-cash, pre-tax goodwill impairment charge of $68.0 million in the fourth quarter of fiscal year 2009. Due to the complexity of the fair value calculations involved, the analysis of the goodwill impairment charge recognized during the fourth quarter of fiscal year 2009 was finalized during the first quarter of fiscal year 2010 and the amount of the impairment did not differ from the initial estimate. The goodwill impairment charge did not have a materially adverse impact on the continuing operations, liquidity, or statutory surplus of the Company.

As a part of the Company's annual impairment test to evaluate the recoverability of such assets at June 30, 2010, the key assumptions used to determine the fair value of the Company's reporting unit, from a market participant's perspective, included (i) long-term revenue growth rates ranging from 5% to 10%, (ii) discount rates between 12.5% and 14.0%, which were based on an estimated weighted average cost of capital adjusted for the risks associated with its operations and (iii) recent industry transaction trends in price to tangible book multiples and related returns on tangible equity. Based on this evaluation, the Company concluded that goodwill and other identifiable intangible assets were fully realizable as of June 30, 2010. Our evaluation includes multiple